     As filed with the Securities and Exchange Commission on April 7, 2000
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                              ------------------
                            IMPCO TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

             Delaware                         3714                 91-1039211
 (State or other jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
  incorporation or organization)   Classification Code Number) Identification No.)

                              ------------------
                              16804 Gridley Place
                           Cerritos, California 90703
                                 (562) 860-6666
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                              ------------------
                               Robert M. Stemmler
                     President and Chief Executive Officer
                              16804 Gridley Place
                           Cerritos, California 90703
                                 (562) 860-6666
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              ------------------
                  Copies of all communications to be sent to:

             Michael J. Connell, Esq.              Ellen S. Bancroft, Esq.
              Jonathan F. Atzen, Esq.               James D. Miller, Esq.
              MORRISON & FOERSTER LLP          BROBECK, PHLEGER & HARRISON LLP
               555 West Fifth Street                 38 Technology Drive
        Los Angeles, California 90013-1024      Irvine, California 92618-5312
                  (213) 892-5200                       (949) 790-6300
                              ------------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                              ------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Amount                             Proposed maximum
         Title of each class of                to be              Proposed           aggregate      Amount of
            securities to be                 registered    maximum offering price  offering price  registration
               registered                      (1)(2)           per unit (3)            (3)          fee (3)
---------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 ..........  2,875,000 Shares        $29.5625         $84,992,187.50    $22,438
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares which the Underwriters have options to purchase to cover over-allotments, if any.
(2) Includes 875,000 shares which will be sold by the selling stockholders.
(3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low sale price of the Registrant's common stock as reported on the Nasdaq National Market on April 4, 2000.
                              ------------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting offers to buy these +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED APRIL 7, 2000

                                [LOGO OF IMPCO]

                                2,500,000 Shares

                                  Common Stock

  IMPCO Technologies, Inc. is offering 1,625,000 shares of its common stock and the selling stockholders are selling an additional 875,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "IMCO." The last reported sale price of the common stock on the Nasdaq National Market on April 4, 2000 was $29.594 per share.

                                --------------

 Investing in the common stock involves risks. See "Risk Factors" beginning on page 7.

                                --------------

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Public Offering Price.............................................. $     $
Underwriting Discounts and Commissions............................. $     $
Proceeds to IMPCO.................................................. $     $
Proceeds to the Selling Stockholders............................... $     $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares of common stock to cover over-allotments.

                                --------------

Robertson Stephens

                                CIBC World Markets

                                                                    FAC/Equities

               The date of this Prospectus is             , 2000.

                            [DESCRIPTION OF ARTWORK]

INSIDE FRONT COVER

   A. The inside front cover is a picture of an automobile depicting where IMPCO's Fuel Storage System and Fuel Delivery System products are implemented in an automobile. Across the top of the page are the words "FUEL TECHNOLOGY FOR THE FUTURE System Integration for Fuel Cell Technology."

   B. Annotations for graphics:

     1. "IMPCO Fuel Storage System"

     2. "Fuel Safety Lock-off"

     3. "In-Tank Regulator"

     4. "Fuel Storage"

     5. "IMPCO Electronic Control System"

     6. "FUEL CELL STACK"

     7. "IMPCO Fuel Lines & Wiring Harness"

     8. "Fuel Injectors"

     9. "Injector Regulator"

    10. "Mass Flow Metering Valve"

    11. "IMPCO Fuel Delivery System"

INSIDE GATEFOLD (two pages)

   A. The first page is a picture of a flow chart depicting IMPCO's System Capabilities in the fuel cell industry. Across the top of the page are the words "Fuel Cell Industry."

   B. Annotations for graphics:

     1. "IMPCO System Capabilities"

     2. "Air & Vapor Metering"

     3. "Transportation"

     4. "Fuel Cell Stack"

     5. "Hydrogen Storage"

     6. "Electronic Controls & Software"

     7. "Hydrogen Metering"

     8. "Electrons (DC Power)"

     9. "Systems Integration"

    10. "Material Handling"

    11. "Gaseous Fuel Storage (Natural Gas)"

    12. "Electronic Controls & Software"

    13. "Gaseous Fuel Metering"

    14. "Fuel Reformer"

    15. "Industrial & Power Generation"

    16. "Liquid Fuel Storage Gasoline, Diesel, Ethanol, Methanol"

    17. "Electronic Controls & Software"

    18. "Liquid Fuel Metering"

   C. The second page is a picture of a flow chart depicting IMPCO's System Capabilities in the alternative fuel industry. Across the top of the page are the words "Alternative Fuel Industry."

   D. Annotations for graphics:

       1. "IMPCO System Capabilities"

       2. "Hydrogen (H) Storage"

       3. "Electronic Controls & Software"

       4. "Hydrogen Metering"

       5. "Transportation"

       6. "Gaseous fuel storage (Natural Gas)"

       7. "Electronic Controls & Software"

       8. "Gaseous Fuel Metering"

       9. "Internal Combustion Engine"

      10. "Systems Integration"

      11. "Material Handling"

      12. "Liquid fuel Storage Gasoline, Diesel, Ethanol, Methanol"

      13. "Electronic Controls & Software"

      14. "Liquid Fuel Metering"

      15. "Industrial & Power Generation"

   You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless otherwise indicated, the references in this prospectus to the "Company," "IMPCO," "we," "us," and "our" refer to IMPCO Technologies, Inc., a Delaware corporation and our subsidiaries.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Price Range of Common Stock..............................................  17
Capitalization...........................................................  18
Selected Consolidated Financial Information..............................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  33
Management...............................................................  49
Principal and Selling Stockholders.......................................  54
Underwriting.............................................................  56
Legal Matters............................................................  59
Experts..................................................................  59
Where You Can Find More Information......................................  59
Incorporation of Certain Documents by Reference..........................  59
Index to Consolidated Financial Statements .............................. F-1

                             ---------------------

   We have registered the following trademarks in the United States: IMPCO, BEAM and GARRETSON. This prospectus contains trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                                  The Company

   We are a leading designer, manufacturer and supplier of fuel storage, fuel delivery and electronic control systems that allow internal combustion engines and fuel cells to operate using clean fuels such as hydrogen, propane, natural gas and methanol. We have designed these systems to optimize efficiency and performance by electronically sensing and regulating the proper proportion of fuel and air used by internal combustion engines and fuel cell systems.

   According to Freedonia Group, an independent market research firm, global demand for vehicles using alternative fuels is expected to grow to 170,000 units annually by the year 2002 from 31,900 units sold in 1997. We believe the alternative fuel market has grown rapidly in response to environmental concerns over the pollution caused by internal combustion engines, as well as an economic incentive to use these fuels due to the price differential between gasoline and alternative fuels such as natural gas and propane. As gasoline prices rise, it generally becomes more economical to convert an internal combustion engine to run on propane or natural gas and benefit from lower fuel costs. In Mexico, for example, the price of gasoline was more than two times the price of propane in March 2000. Many countries are also beginning to adopt alternative fuel technologies in order to lessen their dependence on imported oil. Based on over 40 years of technology development and expertise in producing cost-effective, safe and durable alternative fuel systems for internal combustion engines, we believe that we will be positioned to provide enabling products and technologies for the rapidly emerging fuel cell industry.

   Fuel cells are devices that produce electricity through an electrochemical reaction that requires hydrogen as a primary fuel. The newly emerging fuel cell industry represents an advancement in fuel technologies to address worldwide concerns over the environment and long-term supply of liquid fuels. The National Fuel Cell Research Center based at the University of California, Irvine estimates the market for fuel cell products will exceed $10 billion by 2010. We believe that we can adapt our fuel storage, fuel delivery and electronic control systems to address the emerging fuel cell market. We also believe that our technology and equipment that enable fuel cells to run on hydrogen represent a natural extension of our current product line.

   Our goal is to be the leading provider of fuel storage, fuel delivery and electronic control systems for fuel cells. We believe that these functions will represent a critical factor in the commercial viability and market acceptance of fuel cells. Our enabling technology is targeted to support the commercialization of the fuel cell being developed by others in the industry. Regardless of the fuel used in the fuel cell system, we believe the fuel cell system will require on board storage. We believe our low cost TriShield(TM) storage tank and advanced fuel delivery and electronic control products are of special interest to the fuel cell industry because they provide increased fuel storage at less weight and improved operation through precise and timely fuel metering.

   We anticipate initially targeting the transportation market, by leveraging off of our existing technologies for alternative fuel systems as well as our relationships with OEMs such as General Motors. We also plan to target the fuel, delivery storage and electronic control system requirements of fuel cells that are developed for other end markets such as the stationary and portable power generator markets. We believe our continued success in the design, manufacturing and commercialization of products for the alternative fuel and fuel cell industries will depend on our substantial financial commitment to advanced research and product development and our proven ability to develop and commercialize products in these industries.

   We were incorporated in Delaware in October 1985. Our principal executive offices are located at 16804 Gridley Place, Cerritos, California 90703, and our telephone number at that address is (562) 860-6666.

                                  The Offering

 Common Stock offered by IMPCO...................... 1,625,000 shares
 Common Stock offered by the Selling Stockholder.... 875,000 shares
 Common Stock to be outstanding after the offering.. 10,196,805 shares
 Use of proceeds.................................... We plan to use the net proceeds of this offering
                                                     for the repayment of
                                                     indebtedness, the
                                                     expansion of our
                                                     development engineering
                                                     capabilities and general
                                                     corporate purposes
                                                     including research and
                                                     development in fuel cell
                                                     technologies and working
                                                     capital. See "Use of
                                                     Proceeds."

 Nasdaq National Market symbol...................... IMCO

                              --------------------

   The number of shares of common stock outstanding after the offering is based upon 8,571,805 shares of common stock outstanding as of March 31, 2000 and assumes:

  . no exercise of the underwriters over-allotment option; and

  . no exercise of outstanding options to purchase an aggregate of 1,321,931 shares of our common stock at a weighted average exercise price of $8.72.

   Our fiscal year ends on April 30, and our fiscal quarters end on July 31, October 31 and January 31.

                      Summary Consolidated Financial Data
               (dollars in thousands, except for per share data)

   You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto. The as adjusted data summarized below reflects the application of the net proceeds from the sale of 1,625,000 shares of common stock by IMPCO at an assumed public offering price of $29.594 per share, after deducting the estimated underwriting discounts and commissions and offering expenses.

                                                                  Nine Months Ended
                                   Year Ended April 30,              January 31,
                          --------------------------------------- -----------------
                           1995    1996    1997    1998    1999     1999     2000
                          ------- ------- ------- ------- ------- -------- --------
                                                                     (UNAUDITED)
Income Statement Data:
Revenue:
 Product sales..........  $43,707 $48,487 $58,437 $62,209 $75,821 $ 50,132 $ 76,759
 Contract revenue.......    1,524   3,087   3,392   8,874  11,006    9,930    6,593
Net revenue.............   45,231  51,575  61,828  71,083  86,826   60,063   83,713
Cost and expenses:
 Cost of sales..........   29,125  32,011  37,342  38,174  52,179   33,776   50,750
 Research and
  development expense...    6,197   7,171   7,725  12,062  11,612    8,560   10,542
 Selling, general and
  administrative
  expense...............    6,370   8,261  11,912  13,729  16,133   11,196   15,573
Operating income........    3,540   4,132   4,850   7,118   6,903    6,532    6,848
Interest expense........      292     504   1,100     935   1,170      905    1,138
Gain on sale of
 subsidiary.............       --      --      --      --   2,169    2,169       --
Net income(1)(2)........  $ 2,967 $ 4,671 $ 3,225 $ 4,865 $ 6,331 $  5,891 $  3,849
Net income applicable to
 common stock...........  $ 2,420 $ 4,061 $ 2,644 $ 4,270 $ 5,800 $  5,452 $  3,849
Net income per
 share(2)(3):
 Basic..................  $  0.43 $  0.72 $  0.46 $  0.67 $  0.80 $   0.76 $   0.45
 Diluted................  $  0.39 $  0.64 $  0.43 $  0.60 $  0.71 $   0.65 $   0.43
Number of shares used in
 per share
 computation(3):
 Basic..................    5,620   5,648   5,722   6,334   7,293    7,178    8,463
 Diluted................    6,272   7,300   6,131   8,155   8,976    9,009    8,948

                                                              January 31, 2000
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                                 (unaudited)
Balance Sheet Data
Cash and cash equivalents................................... $ 3,546  $ 23,605
Total working capital.......................................  47,677    70,953
Total assets................................................  87,271   107,330
Long-term obligations, less current portion.................  21,650       --
Stockholders' equity........................................  45,663    90,024

--------
(1) Fiscal year 1996 includes an income tax benefit of $1.7 million, due to the reduction in the valuation allowance for deferred tax assets (equivalent to $0.30 per basic share and $0.26 per diluted share) and $318,000 net income from our European subsidiary that was acquired in October 1995.
(2) Includes gain on sale of 49% interest in IMPCO BV to BERU Aktiengesellschaft during fiscal year 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per diluted share.
(3) During fiscal years 1996 and 1998, shares assumed to be issued upon conversion of our preferred stock were included in the calculation since it resulted in a reportable dilution. During fiscal year 1999, all of our preferred stock was converted to common stock and the diluted earnings per share was calculated as though the conversion occurred at the beginning of fiscal year 1999.

                                  RISK FACTORS

   Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

We may never complete the research and development of commercially viable fuel metering, fuel storage or control products for fuel cell systems.

   We do not know when or whether we will successfully complete the research and development of a commercially viable fuel metering, fuel storage or control products for the fuel cell market. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing our efforts to decrease the costs of our systems' components and subsystems, improve their overall reliability and efficiency, and ensure their safety. However, we must complete substantial additional research and development on our systems before we will have a commercially viable fuel delivery system for fuel cells. Even if we are able to do so, our efforts will still depend upon the success of other companies producing commercially viable fuel cells. In addition, we are not currently manufacturing fuel cell enabling products on a large scale basis and will need to upgrade existing facilities to do so. In particular, the manufacturing of our TriShield(TM) composite tank may not be successful and could have an adverse impact on our growth in fuel cell enabling technologies.

A mass market for fuel metering, fuel storage and control systems for fuel cells may never develop or may take longer to develop than we anticipate.

   Fuel cell systems represent an emerging technology, and we do not know whether OEMs will incorporate these technologies into their products or pursue these technologies on a large scale basis. In particular, if a mass market fails to develop or develops more slowly than we anticipate for fuel cell powered automobiles and equipment, we may be unable to recover the expenditures we will have incurred to develop our fuel systems for fuel cells and may be unable to achieve profitability in that portion of our business. Many factors which are out of our control may have a negative effect on the development of a mass market for our fuel cell products and systems. These factors include:

  . the cost competitiveness and size of fuel cell systems;

  . the availability, future costs and safety of hydrogen, natural gas or other potential fuel cell fuels;

  . consumer reluctance to adopt alternative fuel products;

  . OEM reluctance to replace current technology;

  . consumer perceptions of fuel cell systems;

  . regulatory requirements; and

  . the emergence of newer, breakthrough technologies and products by our competitors in the fuel cell industry.

Our Automotive OEM divisions revenues are heavily dependent on our relationship with General Motors and General Motors' commitment to develop the alternative fuel market.

   Nearly all of our revenues for the fiscal year ended April 30, 1999 for our Automotive OEM division and 28.2% of our total revenues for the same period related to sales of our products to and contracts with General Motors. Our Teaming Agreement with General Motors terminates on July 30, 2002 and may be earlier terminated unilaterally by either us or General Motors upon 30 days written notice upon certain events including:

  . lack of a meeting of the management committee created under the terms of the Teaming Agreement for 18 consecutive months; or

  . a material breach of the Teaming Agreement which remains uncorrected for 20 days following notice.

   Additionally, General Motors may terminate the Teaming Agreement in the event we change our management or ownership control. Our business and results of operations would be adversely affected in the event General Motors terminates its relationship with us or ceases to pursue the alternative fuel market.

   Our ability to sell our products to the automotive market is heavily dependent upon General Motors' worldwide sales and distribution network and service capabilities. Any change in our relationship with General Motors could harm our potential earnings by reducing or eliminating a substantial portion of our sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

  . to alter its commitment to our fuel metering, fuel storage and control technology in favor of other competing technologies;

  . to develop alternative fuel systems targeted at different markets than ours; or

  . to focus on different energy product solutions.

   We have submitted products for testing and have responded to requests for proposals from a number of other potential customers. To date, none of these proposals have resulted in any long-term commitments. Additionally, our contract provides for a non-exclusive right of first refusal to General Motors on jointly developed products.

We intend to make significant investments in fuel cell enabling technologies, which may not result in any corresponding increase in net revenues.

   We anticipate that our investment in research and development will significantly increase as we focus our efforts in developing fuel cell enabling technologies. As we pursue this business strategy, we expect to incur operating losses driven by research and development expenditures for at least the next 12 months. In particular, we plan to use a substantial portion of the net proceeds from this offering to fund this effort. We may not recover this investment.

We may be unable to raise additional capital to complete our product development and commercialization plans.

   We currently anticipate that we will need to raise additional funds to complete the development and commercialization of our fuel cell enabling technologies. These funds may not be available on acceptable terms, if at all. Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the development of our manufacturing infrastructure for new products. We expect that the net proceeds of this offering and all other existing sources of capital will be sufficient to fund our activities through the end of calendar year 2001. We are receiving limited proceeds from this offering and will need to raise additional funds to achieve full commercialization of our fuel storage and delivery systems for fuel cells. We do not know whether we will be able to secure additional funding or funding on terms acceptable to us and, if so, we may not be able to pursue our commercialization plans through the mass market stage.

Our business depends on the growth of the alternative fuel market.

   The alternative fuel market has not yet gained broad acceptance and our future success depends on the expansion of this market. Substantially all of our revenue for the fiscal year ended April 30, 1999 was derived from sales of products and enabling technologies for use in the alternative fuel market. In the United States and certain of our other target markets, alternative fuel such as natural gas cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 1999 were equipped to use alternative fuels. We cannot assure you that the market for gaseous alternative fuel engines will gain broad acceptance or, if this growth does occur, that it will result in increased sales of our advanced fuel system products. In addition, we have designed many of our products for alternative fueled vehicles powered by internal combustion engines or fuel cells, but not currently for alternative power sources such as electricity or alternate forms of existing fuels. If the major growth in the alternative fuel market is solely for existing fuels, our revenues may not increase or may decline.

Users of gaseous alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

   Vehicles and equipment powered by gaseous alternative fuels run primarily on natural gas or propane. Fuel cells run on hydrogen or reformed fuels containing hydrogen. Gasoline, the only fuel that is currently readily available in most of the world, requires the development of additional technologies for its use with fuel cells. The construction of a system to deliver natural gas, propane or hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties. We cannot guarantee you that an adequate fuel distribution infrastructure will be built for mass adoption. We are relying on third parties, most of whom are heavily committed to the existing gasoline infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by gaseous alternative fuels or fuel cells is unlikely to develop.

   Our ability to successfully attract customers and sell products is also dependent on the current price disparity between liquid fuels such as petroleum and gasoline, and gaseous fuels such as propane and natural gases. There can be no assurance that this price disparity will continue. Should this disparity narrow or disappear, it could adversely affect the demand of our products.

We currently face and will continue to face significant competition, which could result in a decrease in our revenues.

   We currently compete with companies who manufacture products for current power technologies to convert engines operating on liquid fuels to gaseous fuels and for new alternative power technologies, including types of fuel cells that may not require metering, storage or control products of the type we design and produce.

   As the market for alternative fueled vehicles increases, OEMs may find it advantageous to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as ourselves. In addition, as the fuel cell market gains greater acceptance, it is likely that there will be new competitors in our current markets. Should either of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

We face risks associated with our plans to market, distribute and service our products internationally.

   We currently operate in Europe, Australia, Mexico and Japan, and market our products and technologies in other international markets, including both industrialized and developing countries. Our international operations are subject to various risks common to international activities, such as:

  . exposure to currency fluctuations;

  . the inherent difficulty of staffing and managing potential difficulties in enforcing contractual obligations and intellectual property rights; and

  . the burden of complying with a wide variety of laws and regulations including product certification, environmental and import and export laws.

   Any significant increase in the value of the dollar against foreign currencies where we do business may impact negatively our competitiveness in international markets.

   We also intend to manufacture, market, distribute and service our fuel delivery systems for fuel cell powered equipment and vehicles internationally. We have limited experience developing, and no experience manufacturing these products to comply with the commercial and legal requirements of international markets. Our success in these markets will depend, in part, on our ability to secure relationships with foreign OEMs and our ability to manufacture products that meet foreign regulatory and commercial requirements.

Our business may be subject to product liability claims, which could be expensive and could result in a diversion of management's attention.

   The automotive industry in the past has experienced significant product liability claims. As a supplier, we face an inherent business risk of exposure to product liability claims in the event that our products or the equipment into which our products are incorporated malfunction resulting in personal liability or death. We may be named in these actions even if there is no evidence that our systems or components caused the accident. Product liability claims could result in significant losses as a result of expenses incurred in defending claims and as a result of damage awards. The sale of systems and components for the transportation industry entails a high risk of such claims. In addition, if any of our systems prove to be defective, we may be required to participate in a recall involving such systems, or due to various industry or business practices or the need to maintain good customer relationships, we may voluntarily initiate a recall or make payments related to such claims. We cannot assure you that our current product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our business may become subject to future product certification regulations which may impact our ability to market our products.

   We must obtain product certification from governmental agencies such as the Environmental Protection Agency and the California Air Resources Board to sell certain of our products in the United States. A primary portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products, civil penalties or criminal penalties.

   We anticipate that regulatory bodies will establish certification procedures and will impose regulations on our fuel cell enabling technologies, which may impact our ability to distribute, install and service these systems. Any new government regulation of our advanced fuel technologies, whether at the United States or foreign federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As such, these regulations may have a negative impact on our revenue and profitability, and accordingly, harm our business, prospects, results of operations or financial condition.

New technologies could render our existing products obsolete.

   New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. We believe that our future success depends upon our ability to design, develop and market new or modified fuel delivery, fuel storage and electronic control products for internal combustion engines and fuel cell systems. Our ability to enhance existing products in a timely manner and to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

   We rely on patent, trademark and copyright law, trade secret protection, confidentiality agreements and, if applicable, inventors rights agreements with our employees, customers, partners and others to protect our intellectual property for our alternative fuel and fuel cell enabling technologies. However, some of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

   We currently have over 30 patents outstanding which will expire between November 2001 and October 2018. We also have two patent applications outstanding in our fuel cell enabling technology. We do not know whether any of our pending patent applications will issue or, in the case of patents already issued or to be issued, that the claims allowed will be sufficiently broad to protect our technology or processes. Even if all our patent applications are issued and are sufficiently broad, they may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits.

   Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties who may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations.

   We cannot assure you that we have been or will be completely successful in protecting our proprietary rights. Any infringement on any of our intellectual rights, especially in our developing fuel cell enabling technologies, could have an adverse effect on our ability to successfully develop and sell commercially competitive systems and components.

We are dependent on third party suppliers for the supply of key materials and components for our products.

   We have established relationships with third party suppliers, upon whom we rely to provide materials and components for our products, particularly the high strength fiber used in our light weight hydrogen tanks. A supplier's failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products or could significantly raise our cost of producing our products. In particular, a delay in the delivery of high strength fiber from our current sole suppliers could result in a delay of the production of our products for up to three months, which could negatively impact our results of operations and business.

We may have difficulty managing the expansion of our product line to fuel cell enabling technologies.

   We currently anticipate a rapid expansion with respect to the development of our fuel cell enabling technologies. This expansion will require us to hire additional employees, increase the size of our current facilities and expand the scope of our operations, and is likely to place a significant strain on our management team and other resources. Difficulties in effectively managing the budgeting, forecasting and other processing control issues presented by this rapid expansion could harm our business, prospects, results of operations or financial condition.

Potential fluctuations in our financial results could cause our stock price to decline.

   Our revenues and operating results are subject to annual and quarterly fluctuations as a result of a variety of factors, including, without limitation:

  . budget cycles and funding arrangements of governmental agencies;

  . purchasing cycles of fleet operators;

  . the uncertainty of timing of deliveries of vehicles to be equipped;

  . the timing of implementation of government regulations promoting alternative fuel vehicles; and

  . general economic factors.

   It is possible that in one or more future quarters our operating results may fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock might be materially and adversely affected.

We could lose or fail to attract the personnel necessary to run our business.

   Our success depends in large part on our and our affiliates' ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel, particularly Robert M. Stemmler, our President and Chief Executive Officer, Dale L. Rasmussen, our Senior Vice President and Secretary, and Syed Hussain, our Vice President of Technology and Automotive OEM division. As we develop our fuel cell business, we will require more technically skilled personnel. Recruiting personnel for the industries in which we are positioned is highly competitive and the failure to attract or retain qualified personnel could have a material adverse effect on our business.

Our failure to meet OEM specifications may hurt our business.

   In 1993, we began to offer complete, integrated alternative fuel systems, which include tanks, brackets, electronics, software and all other engine components required to convert a motor vehicle to alternative fuels. Customers for these systems require that they meet OEM standards. These requirements have resulted in increased development, manufacturing, warranty and administrative costs. If these costs increase significantly, our profitability could be adversely affected. Our inability to meet OEM specifications at all, or on a timely basis, may hurt our relationships with OEMs.

We may be subject to increased warranty claims.

   In response to consumer demand, vehicle manufacturers have been providing and may continue to provide increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

We may experience unionized labor disputes at OEM facilities.

   As we become more dependent on vehicle conversion programs with OEMs, we become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor force at OEM facilities. Labor disputes could occur at OEM facilities and could adversely impact our direct OEM product sales. For example, in 1998, as a result of a strike at one of our OEM's facilities, we experienced a decline in sales of General Motors pick-up trucks.

Changes in environmental policies could hurt the market for our products.

   The market for alternative fueled vehicles and equipment, and the demand for our products are, to a significant degree, driven by local, state and federal regulations in the United States related to air quality and requiring purchase of motor vehicles and equipment to operate on alternative fuels. Our international business is also affected by similar foreign governmental regulations. These laws and regulations may change. Changes in these laws and regulations could result in transportation or equipment manufacturers abandoning their interest in alternative fueled and fuel cell powered vehicles. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt further environmental laws could limit demand for our products.

   Although many governments have identified the development of alternative energy sources, and in particular fuel cells as a significant priority, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenues or the development of our products.

We may be subject to litigation if our stock price is volatile.

   The stock market has, from time to time, experienced price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including:

  . failure to meet our product development and commercialization milestones;

  . demand for our common stock;

  . revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter;

  . downward revisions in securities analysts' estimates or changes in general market conditions;

  . technological innovations by competitors or in competing technologies;

  . investor perception of our industry or our prospects; or

  . general technology or economic or regulatory trends.

   In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in a securities class action litigation in the future. This litigation often results in substantial costs and a diversion of management's attention and resources and could harm our business, prospects, results of operations or financial condition.

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult.

   Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which our management and Board of Directors oppose. Public stockholders who might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered Board of Directors, which makes it difficult for stockholders to change the composition of the Board of Directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and Board of Directors.

   In June 1999, we entered into a Stockholder Protection Rights Agreement which provided for a dividend of one right for each outstanding share of our common stock. Each right entitles the holder to purchase one share of our common stock at an exercise price of $45.00 per share. Upon the occurrence of some events, including a person or entity's acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at the exercise price, common stock with a value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying or preventing a change in control that might otherwise be in the best interests of the Company and our stockholders.

Future sales of our common stock could adversely affect our stock price.

   Substantial sales of our common stock, including shares issued upon exercise of our outstanding options in the public market following this offering, or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. After this offering, we will have 10,196,805 shares of common stock outstanding. Of these shares, the 2,500,000 shares sold in this offering will be freely tradeable. Of the remaining 7,696,805 shares, 4,823,080 shares which are currently freely tradeable will remain freely tradeable, 2,873,725 shares will be subject to 135 day lock-up agreements. In addition, up to 1,321,931 shares issuable upon the exercise of outstanding options may become available for sale in the public markets. The holders of 1,115,326 shares subject to the 135 day lock-up agreement have the right to require us to register some or all of those shares for sale after the expiration of the 135 day period. However, even if the holders do not require registration, the holders may sell a portion of their shares under the exemption afforded by Rule 144 promulgated by the Securities and Exchange Commission following the expiration of the 135 day period. The 135 day lock-up period may be shortened upon agreement by the underwriters. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference herein contain forward-looking statements which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as anticipates, expects, intends, plans, believes, seeks, estimates and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference herein. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the 1,625,000 shares of common stock offered by us, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us, are estimated to be approximately $44.4 million ($54.8 million if the underwriters' over-allotment option is exercised in full). We plan to use a portion of these net proceeds to repay indebtedness under our outstanding revolving lines of credit and term loans. At March 31, 2000, approximately $25 million was outstanding under these obligations at weighted average interest rate of 7.5% per annum. We anticipate the balance of these proceeds will be used for the expansion of our development engineering capabilities and general corporate purposes including research and development in fuel cell technologies and working capital. We currently have no commitments or agreements with respect to any material acquisitions. Pending use of the net proceeds, we plan to invest the net proceeds of this offering in short-term investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We will have broad discretion as to the allocation and use of the net proceeds that we will receive.

                                DIVIDEND POLICY

   We previously paid the holders of our 1993 Series 1 Preferred Stock cumulative cash dividends. On March 31, 1999, each share of preferred stock was converted into shares of our common stock. As a result, after March 31, 1999, we have no shares of preferred stock outstanding and have no obligation to pay any further dividends on those shares.

   We currently intend to retain any earnings for use in developing and growing our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the board of directors.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "IMCO." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market.

                                                                   Price Range
                                                                    of Common
                                                                     Stock
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   Year Ended April 30, 1998:
    First Quarter................................................ $10.00 $ 6.88
    Second Quarter...............................................  12.63   9.63
    Third Quarter................................................  12.38   9.25
    Fourth Quarter...............................................  13.13  11.25

   Year Ended April 30, 1999:
    First Quarter................................................ $17.38 $12.50
    Second Quarter...............................................  17.50  12.00
    Third Quarter................................................  17.00  12.25
    Fourth Quarter...............................................  15.00   8.50

   Year Ended April 30, 2000:
    First Quarter................................................ $12.75 $ 8.50
    Second Quarter...............................................  14.38   9.75
    Third Quarter................................................  30.50  12.44
    Fourth Quarter (through April 4, 2000).......................  52.00  28.88

   On April 4, 2000, the reported last sale price for the common stock as reported by the Nasdaq National Market was $29.594 per share. As of April 5, 2000, there were 444 stockholders of record of the common stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of January 31, 2000,
(i) on an actual basis and (ii) as adjusted to reflect our sale of 1,625,000 shares of common stock offered hereby at an assumed public offering price of $29.594 per share and our application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.

                                                            January 31, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
   Long-term borrowings, less current portion............. $21,084    $    --
                                                           -------    -------
   Stockholders' equity:
     Common stock, $.001 par value; 25,000,000 shares
      authorized,            shares outstanding actual;
      8,562,207 shares outstanding as adjusted............       9         10
   Capital in excess of par value.........................  46,294     90,652
   Shares held in trust...................................    (101)      (101)
   Retained earnings......................................   1,451      1,451
   Foreign currency translation adjustment................  (1,990)    (1,990)
                                                           -------    -------
     Total stockholders' equity...........................  45,663     90,024
                                                           -------    -------
       Total capitalization............................... $66,747    $90,024
                                                           =======    =======

   This table excludes, as of January 31, 2000:

  . 1,350,534 shares of our common stock issuable upon exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $8.69 per share.

  .  28,892 shares reserved for issuance under our stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected financial data for the five years ended April 30, 1999 are derived from our audited consolidated financial statements. The financial data for the nine month periods ended January 31, 1999 and 2000 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended January 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending April 30, 2000. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                  Nine Months Ended
                                   Year Ended April 30,              January 31,
                          --------------------------------------- -----------------
                           1995    1996    1997    1998    1999     1999     2000
                          ------- ------- ------- ------- ------- -------- --------
                                                                     (UNAUDITED)
                                  (in thousands, except for per share data)
Income Statement Data:
Net revenue.............  $45,231 $51,575 $61,828 $71,083 $86,826 $ 60,063 $ 83,713
Research and development
 expense................    6,197   7,171   7,725  12,062  11,612    8,560   10,542
Operating income........    3,540   4,132   4,850   7,118   6,903    6,532    6,848
Interest expense........      292     504   1,100     935   1,170      905    1,138
Gain on sale of
 subsidiary.............       --      --      --      --   2,169    2,169       --
Net income(1)(2)........  $ 2,967 $ 4,671 $ 3,225 $ 4,865 $ 6,331 $  5,891 $  3,849
Dividends on preferred
 stock..................      548     610     581     595     531      439       --
Net income applicable to
 common stock...........    2,420   4,061   2,644   4,270   5,800    5,452    3,849
Net income per
 share(2)(3):
 Basic..................  $  0.43 $  0.72 $  0.46 $  0.67 $  0.80 $   0.76 $   0.45
 Diluted................  $  0.39 $  0.64 $  0.43 $  0.60 $  0.71 $   0.65 $   0.43
Number of shares used in
 per share
 computation(3)(4):
 Basic..................    5,620   5,648   5,722   6,334   7,293    7,178    8,463
 Diluted................    6,272   7,300   6,131   8,155   8,976    9,009    8,948

Balance Sheet Data:
Total current assets....  $13,626 $24,578 $29,904 $38,817 $52,120 $ 46,941 $ 65,930
Total assets............   22,109  37,728  47,113  58,178  73,562   67,231   87,271
Total current
 liabilities............    5,111   9,266  11,656  11,417  16,892   13,916   18,253
Long-term obligations...    1,855   8,823  12,721  11,387  13,894   11,435   21,650
Stockholders' equity....   15,143  19,256  22,063  34,305  41,449   40,615   45,663

--------
(1) Fiscal year 1996 includes an income tax benefit of $1.7 million, due to the reduction in the valuation allowance for deferred tax assets (equivalent to $0.30 per basic share and $0.26 per diluted share) and $318,000 net income from our European subsidiary that was acquired in October 1995.
(2) Includes gain on sale of 49% interest in IMPCO BV to BERU Aktiengesellschaft during fiscal year 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per diluted share.
(3) During fiscal years 1996 and 1998, shares assumed to be issued upon conversion of our preferred stock were included in the calculation since it resulted in a reportable dilution. During fiscal year 1999, all of our preferred stock was converted to common stock and the diluted earnings per share was calculated as though the conversion occurred at the beginning of fiscal year 1999.
(4) See Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the method used to determine the number of shares used to compute net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read this discussion together with the financial statements and other financial information included in this prospectus.

Overview

   We are a global supplier of fuel delivery, storage and electronic control systems for internal combustion engines and fuel cells. Historically, most of our revenues have been derived from the sale of these products that enable traditional internal combustion engines to run on clean burning alternative fuels such as propane and natural gas instead of gasoline. Our future goal is to commercialize systems that will provide delivery, storage and electronic controls for fuel cells.

   We classify our business interests into three operating segments: Automotive OEM division, Gaseous Fuel Products division and International Operations. The Automotive OEM division generates revenues through the sale of fuel delivery, storage and electronic control systems to OEMs, primarily General Motors and the installation of our products into OEM vehicles. The division also generates contract revenue by providing engineering design and support to the OEMs so that our fuel system will fit into a variety of their vehicles as they upgrade their models each year. The Gaseous Fuel Products division sells products including parts and conversion systems to OEMs and the aftermarket. Our International Operations in Australia, Europe, Japan and Mexico provide distribution for our products, predominantly from our Gaseous Fuel Products division and some product assembly.

   We will require significant research and development expenditures over the next several years in order to commercialize our products for fuel cell applications. We will also require significant capital expenditures to construct additional manufacturing and assembly capacity required to support the production of our products.

   We recognize revenue for product sales when products are shipped and title is transferred. Contract revenues are recorded based on the percentage of completion method. Corporate expenses represents a sub-category of selling, general and administrative expense. Corporate expenses consist of general and administrative expense incurred at the corporate level and includes the amortization of goodwill and other intangible assets. Intersegment eliminations are primarily the result of intercompany sales from our Gaseous Fuel Products division to our International Operations segment. End markets for our products include the transportation, material handling, and industrial and power generation industries.

   All research and development is expensed as incurred. Research and development expense includes both customer funded research and development and company sponsored research and development. Corporate research and development is a sub-category of research and development expense and represents company sponsored research and development that is not allocated to any of our operating segments. Customer funded research and development consists primarily of expenses associated with contract revenue. These expenses include applications development costs in the Automotive OEM division funded under customer contracts.

Acquisitions

   A portion of our growth over the past three years, particularly with regard to our international operations, has resulted from acquisitions in Australia, Canada, Europe, Japan, Mexico, the United States and the formation of a European based joint venture. We have accounted for each of these acquisitions under the purchase method of accounting.

   Australia. In July 1996, we acquired certain assets of Ateco Automotive Pty. Limited, including a 50.0% ownership interest in Gas Parts (NSW) Pty., for a purchase price of approximately $6.5 million. Ateco is an Australian based company that provides conversion services to OEMs. Gas Parts is an Australian based distributor of aftermarket gaseous fuels conversion equipment. In January 1998, we acquired the remaining

50.0% ownership interest in Gas Parts. The consolidated revenues of our Australian subsidiary, which we refer to as IMPCO Australia, totaled approximately $7.8 million for ten months of operations in fiscal year 1997, $6.9 million in fiscal year 1998 and $5.4 million in fiscal year 1999.

   Mexico. In December 1997, we purchased certain manufacturing equipment and inventory of the Algas Carburetion division of PGI International at a purchase price of approximately $2.4 million. Prior to its acquisition, the Algas Carburetion division manufactured and sold carburetion equipment for gaseous fuels. On the same day, we acquired a 90.0% interest in Industrias Mexicanas de Productos de Combustibles, S. de R.L. de C.V., a Mexico City based distributor of the Algas Carburetion division products. The purchase price was $961,000. We combined these interests to form our Mexican subsidiary, Groupo I.M.P.C.O. Mexicano, S. de R.L. de C.V. Our Mexican subsidiary had revenues of approximately $823,000 for five months of operations in fiscal year 1998 and $2.7 million in fiscal year 1999.

   Canada. In December 1997, we purchased from the bankruptcy trustee of EDO Canada, Ltd. certain development, testing, quality control and manufacturing equipment used for the manufacture of storage tanks for compressed natural gas. The purchase price was $790,000. Since the acquisition, we have relocated this equipment to our Irvine, California facility.

   Europe. In May 1998, we acquired the remaining 49.0% interest in IMPCO Technologies, B.V, a European distributor of our products. The purchase price was $692,000. On January 28, 1999, we sold a 49.0% interest in IMPCO B.V. to BERU Aktiengesellschaft, an international OEM and aftermarket supplier of diesel and automotive engine components and systems, for $3.5 million in cash. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million, or $0.20 per diluted share. We operate the new company as IMPCO-BERU Technologies, B.V. Revenues of this majority owned subsidiary were approximately $9.2 million in fiscal year 1997, $11.6 million in fiscal year 1998 and $12.9 million in fiscal year 1999.

   United States. In December 1998, we acquired certain assets of the Crusader Engine division of Thermo Power Corporation, a subsidiary of Thermo Power Electron Corporation, for approximately $3.9 million. The Crusader Engine division, which is now our Industrial Engine Systems business, provides engine dressing and related devices for material handling, irrigation and other industrial engines. Engine dressing involves the acquisition of basic engine mechanical parts from an OEM and adding fuel handling and other parts to make the engine fully functional. We are amortizing goodwill of approximately $662,000 on the straight-line method over 20 years. Tangible net assets acquired consisted of $2.5 million in inventory and $718,000 in fixed assets. Our Industrial Engines Systems business had revenues of approximately $3.2 million for the five months of operations in fiscal year 1999.

   Japan. In March 1999, we acquired certain assets of the alternative fuels division of Mikuni Corporation for approximately (Yen)158,629,000 (US $1.3 million). The alternative fuels division, based in Fukuoka, Japan, is a distributor of alternative fuels products and systems throughout Asia, with a focus on the Japanese market. Mikuni had distributed our products in Japan since 1994. We are amortizing goodwill of approximately (Yen)113,016,000 (US $944,000) on the straight-line method over 20 years. The tangible net assets acquired consisted of $362,000 in inventory and $19,000 in fixed and other assets. We operate the new company as Impco-Japan KK. Revenues for the one month of operation in fiscal year 1999 were approximately $178,000.

Results of Operations

Nine Months Ended January 31, 1999 and 2000

                                                                Operating
                                            Revenues          Income (Loss)
                                       -------------------  ------------------
                                       Nine Months Ended    Nine Months Ended
                                          January 31,          January 31,
                                       -------------------  ------------------
                                         1999      2000       1999      2000
                                       --------  ---------  --------  --------
                                                  (in thousands)
   Automotive OEM Division...........  $ 16,857  $  15,429  $  1,667  $ (1,531)
   Gaseous Fuel Products Division....    36,292     58,211    10,149    15,676
   International Operations..........    15,882     21,863       782     2,351
   Corporate Expenses (1)............        --         --    (3,993)   (5,099)
   Corporate Research and Development
    (1)..............................        --         --    (2,097)   (4,266)
   Intersegment Elimination..........    (8,968)   (11,790)       24      (283)
                                       --------  ---------  --------  --------
     Total...........................  $ 60,063  $  83,713  $  6,532  $  6,848
                                       ========  =========  ========  ========

--------
(1) Represents corporate expenses and company sponsored research and development not allocated to any of the operating segments. Other research and development consists primarily of customer funded expenditures in the Automotive OEM division.

   Net revenue increased $23.6 million or 39.4% from $60.1 million for the nine months ended January 31, 1999 to $83.7 million for the nine months ended January 31, 2000. This increase was primarily due to strong aftermarket sales in all end use applications and a 23.1% increase in General Motors product sales. The following table sets forth our product revenues by application across all business segments:

                                                              Nine Months Ended
                                                                 January 31,
                                                              -----------------
                                                                1999     2000
                                                              -------- --------
                                                               (in thousands)
Motor vehicle products....................................... $ 20,927 $ 34,892
Forklifts and other material handling equipment..............   21,491   29,038
Small portable to large stationary engines...................    7,714   12,829
                                                              -------- --------
  Total product sales........................................ $ 50,132 $ 76,759
                                                              ======== ========

   Automotive OEM Division. Net revenues decreased $1.4 million or 8.5% from $6.9 million for the nine months ended January 31, 1999 to $15.4 million for the nine months ended January 31, 2000.

   Product sales for this division increased $1.6 million or 23.1% from $6.9 million for the nine months ended January 31, 1999 to $8.5 million for the nine months ended January 31, 2000. During the nine months ended January 31, 2000, product sales represented 2,071 units as compared to 1,787 units during the same period of the prior year. Product sales consists of General Motors mid-size automobiles and pick-up trucks equipped with this division's bi-fuel compressed natural gas fuel system and dedicated liquid propane gas kits under the Teaming Agreement with General Motors for their medium duty trucks. We expect product sales to be higher in the future as additional General Motors platforms and model years are introduced and other automotive OEM platforms are obtained.

   Contract revenue for this division decreased $3.1 million or 30.3% from $10.0 million for the nine months ended January 31, 1999 to $6.9 million for the nine months ended January 31, 2000. This decrease was primarily a result of lower contract levels attributable to our ability to transfer knowledge between prior model year and current model year contracts and, accordingly, lower margins on the current year contracts. We anticipate, based on new contracts negotiated with General Motors and expected levels of contract completion in fiscal year 2000, that contract revenue in fiscal year 2000 will be lower than levels experienced during fiscal year 1999. Additionally, profit levels expected on the contracts during fiscal year 2000 will be substantially lower than levels realized during fiscal year 1999.

   Operating income (losses) in the division decreased $3.2 million or 191.8% from $1.7 million in the nine months ended 1999 to ($1.5) million for the nine months ended January 31, 2000. This decrease was a result of lower contract revenues, primarily from the General Motors program, and associated higher product application development costs for new products being commercialized. Product application development expense is primarily for system development and application engineering of our products under the Teaming Agreement, other funded contract work with state and federal agencies, and for company funded product and component application development work to develop business with other automotive OEMs. For the nine months ended January 31, 2000, expense directly related to customer funded product application development work was approximately $4.2 million as compared to $4.9 million in the same period of the prior fiscal year. We anticipate higher operating losses in this division in fiscal year 2000, primarily due to lower profits on General Motors contracts and higher company funded application development work.

   Gross margins on General Motors product sales were higher in the first nine months ended April 30, 2000 as compared to the same period in fiscal year 1999, primarily due to lower raw material costs and lower per unit overhead costs. We anticipate higher gross margins on products in future model years, primarily due to engineering design and lower per unit overhead costs.

   Gaseous Fuel Products Division. Net revenues in this division increased $21.9 million or 60.4% from $36.3 million for the nine months ended January 31, 1999 to $58.2 million for the nine months ended January 31, 2000. This increase was primarily a result of the December 1998 acquisition of the Industrial Engine Systems business, an increase in small engine sales and an increase in product sales to Mexico. The price differential between gasoline and propane as well as our strengthening relations with Mexican governmental agencies have positively impacted the demand for the aftermarket automotive conversions in Mexico. We anticipate that overall revenues generated by the Gaseous Fuel Products division in fiscal year 2000 will be higher than fiscal year 1999, primarily due to a full year reporting sales by our Industrial Engine Systems business, the expanding revenue base from value added system sales, increased motor vehicles sales in Mexico due to the expected growth of aftermarket automotive conversions, and increased small engine sales and our marketing efforts to expand market share.

   Operating income in this division increased approximately $5.5 million or 54.5% from $10.1 million for the nine months ended January 31, 1999 to $15.7 million for the nine months ended January 31, 2000 as compared to the same period in the prior fiscal year. This increase was primarily attributable to higher revenues and gross profit on the Gaseous Fuel Products division product sales due to increased volumes. This increase was partially offset by additional administrative expenses resulting from the Industrial Engine Systems business acquisition. We anticipate that divisional operating income will be higher in fiscal year 2000 as a result of higher revenues and gross profit associated with increased volumes partially offset by increased expenses relating to a full year reporting of the Industrial Engine Systems business and expenses relating to marketing efforts. Additionally, we anticipate that operating margins will be affected by lower gross margins at the Industrial Engine Systems business as these revenues become a larger segment of the Gaseous Fuel Products division. However, as the Industrial Engine Systems business increases, we expect overall gross profit will increase.

   International Operations. Net revenues in this division increased by approximately $6.0 million or 37.7% from $15.9 million for the nine months ended January 31, 1999 to $21.9 million for the nine months ended January 31, 2000. This increase was primarily a result of the March 1999 acquisition of IMPCO Japan, which resulted in increased revenues of approximately $2.3 million in the nine months of fiscal year 2000. During the nine months ended January 31, 2000, this segment also realized increased revenues of $2.6 million from our Mexico operations. For the nine months ended January 31, 2000, revenues for our International Operations segment would have increased an additional $152,000, if not for the strengthening of the U.S. Dollar. A strong U.S. Dollar negatively impacts the conversion of foreign currency denominated sales. We anticipate that revenues for this segment during fiscal year 2000 will be higher than fiscal year 1999 as a result of the acquisition of IMPCO Japan and higher motor vehicle sales in Mexico. The price differential between gasoline and propane, as well as our strengthening relations with Mexican governmental agencies is expected to positively impact the demand for the aftermarket automotive conversions in Mexico.

   Operating income for this division increased $1.6 million or 200.6% from $782,000 for the nine months ended January 31, 1999 to $2.4 million for the nine months ended January 31, 2000. This increase was primarily due to the addition of our Japan operations. We anticipate that operating income levels in our International Operations segment will be higher in fiscal year 2000 than in the prior year due to the addition of the Japan operations and higher revenues from Mexico.

   Corporate Expenses. Corporate expenses consists of general and administrative expenses at the corporate level to support us and our divisions in areas such as executive management, finance, human resources, management information systems, legal services and investor relations. Additionally, amortization of goodwill and other intangible assets is recorded as a corporate expense. Corporate expenses increased $1.1 million or 27.7% from $4.0 million for the nine months ended January 31, 1999 to $5.1 million for the nine months ended January 31, 2000. The increase in corporate expenses was primarily due to the incremental costs incurred in the creation of our Stockholder Protection Rights Agreement, legal expenses and amortization of goodwill related to the Japan and the Crusader acquisitions. We anticipate that corporate expenses during fiscal year 2000 will be higher than levels experienced during fiscal year 1999.

   Corporate Research and Development. Corporate research and development provides engineering, design and research and development support to us and our operating units and develops all new products supporting the operating divisions' needs. Corporate research and development increased $2.2 million or 103.4% from $2.1 million for the nine months ended January 31, 1999 to $4.3 million for the nine months ended January 31, 2000. This increase is primarily due to increased efforts relating to the development and commercialization of fuel metering, storage and fuel systems for fuel cells. We believe our future success depends on our ability to design, develop and market new products that interface successfully with new engine electronic technology, and which meet mandated emission standards. We also believe that there is a significant opportunity for us to participate in the emerging fuel cell market. With the emergence of fuel cell technology and the interest being shown by the automotive industry, we have decided to accelerate and expand both research and development expenditures for fuel storage, fuel metering and electronic controls for fuel cell applications. Consequently, we anticipate that corporate research and development during fiscal year 2000 will be significantly higher than in fiscal year 1999.

   Interest Expense. Interest expense increased $234,000 or 25.8% from $905,000 for the nine months ended January 31, 1999 to $1.1 million for the nine months ended January 31, 2000. This increase was attributable to additional borrowings partially offset by lower interest rates on our current credit facility with Bank of America. We anticipate that interest expense for fiscal year 2000 will be higher than levels experienced during fiscal year 1999, primarily due to increased borrowings related to our acquisitions.

   Provision For Income Taxes. The estimated effective annual tax rate of 26.0% for fiscal year 2000 is higher than the previous year due to the exhaustion of federal net operating loss carryforwards during the previous fiscal year. The current year tax provision includes presumed utilization of estimated research and development credits of $859,000. At January 31, 2000, net deferred tax asset was approximately $3.5 million while the net deferred tax liability was $566,000. We have determined, based on our history of prior operating earnings and our expectations for the future, that our operating income will more likely than not be sufficient to recognize fully the net deferred tax assets and that the estimated effective annual tax rate in the future years will approximate the statutory rate.

Years Ended April 30, 1998 and 1999

   Net revenues and operating income for our business segments for the fiscal years ended April 30, 1998 and 1999 are as follows:

                                                                Operating
                                              Revenues        Income (Loss)
                                          -----------------  ----------------
                                             Year Ended        Year Ended
                                             April 30,          April 30,
                                          -----------------  ----------------
                                           1998      1999     1998     1999
                                          -------  --------  -------  -------
                                                   (in thousands)
   Automotive OEM Division............... $12,328  $ 24,469  $(1,451) $   (27)
   Gaseous Fuel Products Division........  48,277    52,632   14,749   14,284
   International Operations..............  19,304    21,188    1,772    1,504
   Corporate Expenses (1)................      --        --   (4,996)  (5,516)
   Corporate Research and
    Development (1)......................      --        --   (2,523)  (3,053)
   Intersegment Elimination..............  (8,826)  (11,463)    (433)    (289)
                                          -------  --------  -------  -------
     Total............................... $71,083  $ 86,826  $ 7,118  $ 6,903
                                          =======  ========  =======  =======

--------
(1) Represents corporate expenses and company sponsored research and development not allocated to any of the operating segments. Other research and development consists primarily of customer funded expenditures in the Automotive OEM division.

   Net revenue increased $15.7 million or 22.1% from $71.1 million in fiscal year 1998 to $86.8 million in fiscal year 1999. The Automotive OEM division accounted for $12.1 million of this increase, of which $9.7 million resulted from increased OEM motor vehicle product sales. Contract revenues, primarily from the General Motors Teaming Agreement, increased $2.4 million. Product sales from the Gaseous Fuel Products division increased by approximately $4.4 million or 9.0% compared to the prior fiscal year. The following table sets forth our product revenues by application across all business segments:

                                                          Year Ended April 30,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
                                                            (in thousands)
   Motor vehicle products............................... $   21,870  $   32,748
   Forklifts and other material handling equipment......     29,493      31,822
   Small portable to large stationary engines...........     10,846      11,251
                                                         ----------  ----------
     Total product sales................................ $   62,209  $   75,821
                                                         ==========  ==========

   During fiscal year 1998 and 1999, our product revenue was generated in the following geographic regions:

                                                          Year Ended April 30,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
   United States and Canada.............................       57.2%       60.3%
   Pacific Rim..........................................       13.0%        9.0%
   Europe...............................................       18.6%       17.1%
   Latin America........................................       11.1%       13.7%

   Automotive OEM Division. Net revenues in this division increased $12.2 million or 98.5% from $12.3 million in fiscal year 1998 to $24.5 million in fiscal year 1999. This increase was the result of higher motor vehicle direct OEM product revenue, which increased to $13.5 million from $3.7 million in fiscal year 1998. This represents an approximate 264.9% increase in General Motors product revenue. During fiscal year 1999, the General Motors product revenue represented 3,300 units consisting of mid-size automobiles and pick-up trucks equipped with this division's bi-fuel compressed natural gas fuel system, and dedicated liquid propane gas kits under a Teaming Agreement with General Motors for their medium duty trucks. During fiscal year 1998, the General Motors product revenue represented sales of 1,320 units consisting of General Motors pick-up trucks equipped with this division's bi-fuel natural gas fuel system and dedicated liquid propane gas kits under a Teaming Agreement with General Motors for their medium duty trucks.

   Contract revenues for this division increased $2.4 million or 27.9% from $8.6 million in fiscal year 1998 to $11.0 million in fiscal year 1999. This increase was primarily attributable to the addition of several vehicle platforms and additional future model years for existing platforms under the General Motors development contract and development contracts funded by the Southern California Air Quality Management District. Contract revenue is principally recognized by the percentage of completion method. Profits expected to be realized on contracts are based on our estimates of total contract sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contract.

   Operating losses for this division decreased $1.4 million or 98.1% from $1.5 million for fiscal year 1998 to $27,000 in fiscal year 1999. This decrease was primarily due to higher contract revenues, principally from the General Motors program, and associated lower product application development costs for new products being commercialized. Product application development expense is primarily for system development and application engineering of our products under the General Motors Teaming Agreement and other customer funded contract research and development work with the Southern California Air Quality Management District and other agencies, and for company funded product and component application development work. Research and development expense directly related to customer funded product application development work decreased from $7.4 million in fiscal year 1998 to $6.1 million in fiscal year 1999. These decreases are a result of improved productivity resulting from knowledge transfer over multiple platforms and application of knowledge to non-General Motors funded contracts. Research and development expense directly related to company funded product application development work decreased approximately $200,000 as compared to fiscal year 1998. This decrease is a result of efficiencies realized in developing new advanced technology and products.

   The decrease in operating losses as a result of higher contract revenues was nearly offset by lower gross margins on the General Motors product sales, compared to the prior fiscal year. During fiscal year 1999, the division experienced negative material usage variances and increased fixed overhead costs not covered by production volumes for several new start-up OEM programs.

   Gaseous Fuel Products Division. Net revenues for this division increased $4.3 million or 8.9% from $48.3 million in fiscal year 1998 to $52.6 million for fiscal year 1999. This increase was primarily a result of the current year addition of the Industrial Engine Systems business, higher revenues from the small engine market and higher transfer sales to support the increased sales levels of the subsidiaries. For fiscal year 1999, the increase in the small engine market resulted from higher demand for small portable engines generators as consumers and small business prepared for the Year 2000. These increases were partially offset by lower revenues from the large stationary engine market where net revenues decreased from $3.3 million in fiscal year 1998 to $2.3 million in fiscal year 1999. This decrease was primarily a result of reduced demand for large power generation units used in power replacement and recreational applications and other heavy duty applications, particularly in Asia.

   Operating income for this division decreased $465,000 or 3.2% from $14.7 million in fiscal year 1998 to $14.3 million in fiscal year 1999. This decrease was primarily due to higher sales and administrative expenses, primarily from additional marketing and technical support expenses to support the higher sales. Additionally, this division's company funded product application development costs increased from $1.3 million in fiscal year 1998 to $1.5 million in fiscal year 1999. These amounts were partially offset by higher gross profits as a result of higher sales volumes, although the percent margin decreased from 38.9% to 37.1% as a result of anticipated lower margins realized on the system sales from IMPCO Europe. Additionally, customer funded research and development expense decreased by $263,000 in fiscal year 1999.

   International Operations. Net revenues for this segment increased $1.9 million or 9.8% from $19.3 million in fiscal year 1998 to $21.2 million in fiscal year 1999. International Operations revenues would have increased an additional $1.1 million if not for the strengthening of the U.S. Dollar. A strong U.S. Dollar negatively impacts the conversion of foreign currency denominated sales. During fiscal year 1999, we realized increased revenues of $1.4 million from our European operations, which primarily sells material handling components. Additionally, our Mexican operations, acquired in December 1997, reported a full year of revenues of $2.7 million compared to $823,000 in revenues for the five month period in fiscal year 1998. These increases were partially offset by a $1.4 million decrease in revenues from our Australian operations which primarily sells motor vehicle components. Without the strengthening of the U.S. Dollar, revenues from Australian operations would have decreased to less than half this amount in fiscal year 1999. We believe the lower product sales from our Australian operations were a result of a continued general economic slowdown in Asia, a decrease in component sales to OEMs and unfavorable price differentials between propane and gasoline caused by the major disruption of natural gas supply in Australia in 1999, which increased demand for propane for household use and resulted in increased propane prices.

   Operating income for this segment decreased $268,000 or 15.1% from $1.8 million in fiscal year 1998 to $1.5 million in fiscal year 1999, primarily as a result of lower product margins. Our gross margin on subsidiary based product sales decreased from 33.6% in fiscal year 1998 to 31.7% during fiscal year 1999. During fiscal year 1999, our gross margin on subsidiary based product sales decreased as a result of higher material costs at the Australian and Mexico subsidiaries due to a strengthening U.S. Dollar against those country's foreign currencies. This decrease also was due to higher material costs at our European subsidiary as a result of higher transfer pricing between the United States parent and the subsidiary.

   Corporate Expenses. Corporate expenses increased approximately $520,000 or 10.4% from $5.0 million in fiscal 1998 to $5.5 million in fiscal year 1999, primarily due to increases in administrative personnel and administrative salaries and benefits to support our growth and international operations and additional amortization of goodwill from acquisitions.

   Corporate Research and Development. Corporate research and development expense increased approximately $530,000 or 21.0% from $2.5 million in fiscal year 1998 to $3.0 million in fiscal year 1999. This increase was the result of additional research and development efforts on the development of fuel storage technology and other advanced technologies.

   Interest Expense. Interest expense increased $235,000 or 25.1% from $935,000 in fiscal year 1998 to $1.2 million in fiscal year 1999 as compared to the fiscal year 1998. This increase was primarily attributable to higher borrowings on our lines of credit as compared to the prior year and as a result of higher long-term borrowings to fund the Algas Carburetion acquisition in December 1997, the purchase of the remaining 49.0% interest of IMPCO BV in May 1998, the purchase of our Industrial Engine Systems business in December 1998, and the purchase of IMPCO Japan in March 1999. The higher interest expense was partially offset by lower interest rates on our credit facility with Bank of America and prepayments on certain long-term borrowings from funds received from the exercise of our common stock purchase warrants during the third quarter of fiscal year 1998.

   Provision for Income Taxes. Our effective income tax rate was 14.7% for fiscal year 1998 and 19.0% for fiscal year 1999. The provision for income taxes consists primarily of federal, state and foreign taxes which are computed using statutory rates. The effective tax rate represents the statutory income tax rate reduced by the use of net operating loss carryforwards, research and development tax credits and other items. During fiscal year 1999, the deferred tax asset increased by $1.0 million or 65.3% to $2.6 million at April 30, 1999 due to research and development credits. For federal income tax purposes, we use all net operating loss carryforwards at the end of fiscal year 1998.

Years Ended April 30, 1997 and 1998

   Revenues and operating income for our business segments for the fiscal years ended April 30, 1997 and 1998 are as follows:

                                                                Operating
                                              Revenues        Income (Loss)
                                           ----------------  ----------------
                                             Year Ended        Year Ended
                                              April 30,         April 30,
                                           ----------------  ----------------
                                            1997     1998     1997     1998
                                           -------  -------  -------  -------
                                                   (in thousands)
   Automotive OEM Division................ $ 6,154  $12,328  $(1,801) $(1,451)
   Gaseous Fuel Products Division.........  43,010   48,277   11,093   14,749
   International Operations ..............  17,018   19,304    1,266    1,772
   Corporate Expenses (1).................      --       --   (4,315)  (4,996)
   Corporate Research and
    Development (1).......................      --       --   (1,314)  (2,523)
   Intersegment Elimination...............  (4,354)  (8,826)     (79)    (433)
                                           -------  -------  -------  -------
     Total................................ $61,828  $71,083  $ 4,850  $ 7,118
                                           =======  =======  =======  =======

--------
(1) Represents corporate expenses and company funded research and development expense not allocated to any of the operating segments. Other research and development consists primarily of customer funded expenditures in the automotive OEM division.

   Net revenue for fiscal year 1998 increased $9.3 million or 15.0% from $61.8 million for fiscal 1997, as compared to $71.1 million in fiscal year 1998. Contract revenues, primarily from the General Motors program, represented approximately $5.5 million of this increase. Product sales for fiscal year 1998 increased by approximately $3.8 million or 6.5%, which was unfavorably reduced by $2.3 million or 4.0%, as a result of a strong U.S. Dollar as compared to foreign currencies. The following table sets forth our product revenues by application across all business segments:

                                                          Year Ended April 30,
                                                         ----------------------
                                                            1997        1998
                                                         ----------  ----------
                                                            (in thousands)
   Motor vehicle products............................... $   23,784  $   21,870
   Forklifts and other material handling equipment......     23,291      29,493
   Small portable to large stationary engines...........     11,362      10,846
                                                         ----------  ----------
     Total product sales................................ $   58,437  $   62,209
                                                         ==========  ==========

   During fiscal year 1997 and 1998, our product revenue was generated in the following geographic regions:

                                                          Year Ended April 30,
                                                         ----------------------
                                                            1997        1998
                                                         ----------  ----------
   United States and Canada.............................       66.3%       57.3%
   Pacific Rim..........................................       11.3%       13.0%
   Europe...............................................       11.8%       18.6%
   Latin America........................................       10.6%       11.1%

   Automotive OEM Division. Net revenues for this division increased $6.1 million or 100.3% from $6.2 million for fiscal year 1997 to $12.3 million for fiscal 1998. This increase was the result of higher contract revenues, primarily from the General Motors program, and higher General Motors product revenues. Contract revenues increased $5.4 million or 161.6% from fiscal year 1998 to fiscal year 1997. This increase was primarily due to the addition of several gaseous fuel vehicle platforms for development under the contract with General Motors and to development contracts obtained from various federal and state agencies.

   During fiscal year 1998, revenue attributable to equipping motor vehicles with this division's systems increased $798,000 or 27.3% as compared to fiscal year 1997. This revenue represented sales of 440 mid-year 1997 General Motors pick-up trucks equipped with this division's bi-fuel natural gas fuel system and sales of 880 dedicated liquid propane gas kits under our Teaming Agreement with General Motors for their medium duty trucks. During fiscal year 1997, a portion of the revenue attributable to equipping vehicles for aftermarket fleet use in fiscal year 1997 resulted from a program with Ford Motor Company in which this division's bi-fuel propane system was used in the 1996 model year F-150 and F-250 pick-up trucks. The Ford program was materially completed during the first quarter of fiscal year 1997 and is now serviced by the Gaseous Fuel Products division.

   Operating losses for this division decreased $350,000 or 19.4% from $1.8 million in fiscal year 1997 to $1.5 million for fiscal year 1998. This decrease was primarily the result of higher contract revenues, but nearly completely offset by higher research and development expenses and higher general and administrative expenses. Customer funded research and development expense increased from $3.0 million in fiscal year 1997 to $7.4 million in fiscal year 1998. The increase in customer funded research and development was a result of additional gaseous fuel vehicle platforms for development under the contract with General Motors and development contracts obtained from various federal and state agencies. This division's company funded research and development expense decreased by $1.3 million in fiscal year 1998 or 71.9% as compared to fiscal year 1997 as a result of efforts placed on the customer funded research and development work.

   Gaseous Fuel Products Division. Net revenues for this division increased $5.3 million or 12.2% from $43.0 million in fiscal year 1997 to $48.3 million in fiscal year 1998. This increase was primarily due to higher material handling related revenues, both domestically and internationally. The increase in domestic and international revenues was primarily a result of the general upswing in economic conditions, which increases the demand for forklift related equipment. Additionally, net revenues from large industrial engines increased to $3.3 million in fiscal year 1998 as compared to $2.6 million in fiscal year 1997. This increase was primarily a result of higher demand for large power generation units used in power replacement and recreational applications. Also, this division generated increased contract revenues in fiscal year 1998 under the Varity Perkins development contract. These increases in revenues were partially offset by decreases in revenues from the motor vehicle product and small portable engine markets. The lower motor vehicle related revenues resulted from lower product sales for aftermarket conversions in the United States market due to new regulatory requirements shifting the automotive conversion market to direct OEM installations. The reduction in small portable engine revenues was related to new Environmental Protection Agency regulations affecting the small engine aftermarket.

   Operating income increased $3.7 million or 33.0% from $11.1 million in fiscal year 1997 to $14.8 million in fiscal year 1998. This increase was primarily realized from higher gross margins as a result of higher sales volumes and lower material costs. The increase in gross margins was partially offset by higher research and development expenses in fiscal year 1998. Customer funded research and development expense increased from $157,000 in fiscal year 1997 to $263,000 in fiscal year 1998. This division's company funded research and development expense also increased to $1.3 million in fiscal year 1998.

   International Operations. Net revenues increased $2.3 million or 13.4% from $17.0 million in fiscal year 1997 to $19.3 million in fiscal year 1998. During fiscal year 1998, we realized increased revenues of $2.4 million from our European operations, which primarily sells material handling components. Without the strengthening U.S. Dollar, revenues from European operations would have increased $3.9 million for fiscal year 1998. Additionally, our Mexican operations, acquired in December 1997, added $823,000 in revenues for fiscal year 1998. These increases in revenue were partially offset by $922,000 in lower product sales from the Australian operation as a result of a general economic slowdown and unfavorable price differentials between petroleum and propane which unfavorably impacted our component sales.

   Operating income increased $506,000 or 40.0% from $1.3 million in fiscal year 1997 to $1.8 million in fiscal year 1998, primarily as a result of our increased sales by our European operations. The increase in operating income for the European operations is primarily due to additional gross profit from higher sales volumes.

   Corporate Expenses. Corporate expenses increased $681,000 or 15.8% from $4.3 million in fiscal year 1997 to $5.0 million in fiscal year 1998, primarily due to legal expenses, incentive compensation and increases in administrative salaries.

   Corporate Research and Development. Corporate research and development increased $1.2 million or 92.0% from $1.3 million in fiscal year 1997 to $2.5 million in fiscal year 1998, primarily as a result of the start-up of new projects relating to the development of next generation technologies. We believe our future success depends on our ability to design, develop and market new products that interface successfully with new engine electronic technology, and which meet mandated emission standards and advanced fuel storage technology.

   Interest Expense. Interest expense decreased by approximately $166,000 or 15.1% from $1.1 million in fiscal year 1997 to $935,000 in fiscal year 1998. This decrease was attributable to lower borrowings on our line of credit as compared to the prior year and prepayments on long-term borrowings primarily from funds received from our redemption of our common stock purchase warrants.

   Provision for Income Taxes. Our effective income tax rate was 7.0% for fiscal year 1997 and 14.7% for fiscal year 1998. The provision for income taxes consist primarily of federal, state and foreign taxes, which are computed using statutory rates. The effective tax rate represents the statutory income tax rate reduced by the use of net operating loss carryforwards, research and development tax credits and other items. During fiscal year 1997, the deferred tax asset increased by $273,000 to $1.9 million at April 30, 1997. During fiscal year 1998, the deferred tax asset decreased $373,000 to $1.6 million at April 30, 1998. For federal income tax purposes, we have used all net operating loss carryforwards as of the end of fiscal year 1998.

Liquidity and Capital Resources

   We use cash generated from our operations and bank financing to fund capital expenditures and research and development, as well as invest in and operate our existing operations and new businesses. While these sources of funds have been sufficient in the past, we currently anticipate that we will require additional sources of financing in order to capitalize on opportunities that we believe to exist in the emerging fuel cell market. These additional sources of financing will include the proceeds of this offering and may include bank borrowings or public or private offerings of equity or debt securities.

   The ratio of current assets to current liabilities was 3.6:1 at January 31, 2000 and 3.1:1 at April 30, 1999. During fiscal year 2000, the total amount of working capital increased by approximately $12.4 million to $47.7 million at January 31, 2000. Net cash used in operating activities was $4.8 million for the nine months ended January 31, 2000 as compared to net cash provided by operating activities of $3.2 million for the same period in the previous year. The increase in cash used in operating activities during the current period resulted primarily from an increase in inventory and an increase in accounts receivable and accrued expenses. The increase in inventory was primarily due to inventory build in anticipation of the relocation of a portion of our Automotive OEM division's manufacturing operations from Irvine, California to Guaymas, Mexico and increased sales volume across all of our operating segments. The increase in accounts receivable is primarily due to the increased billings associated with higher sales levels. At January 31, 2000, accounts receivable as a percent of net revenue was comparable to the same period in prior fiscal year.

   Net cash used in investing activities for the nine months ended January 31, 2000 was approximately $2.4 million, a decrease of approximately $3.4 million from the same period in the previous year. This decrease is primarily a result of the previous year's third quarter acquisition of the Industrial Engine Systems business for approximately $3.9 million and the previous year's first quarter purchase of the remaining 49.0% interest in IMPCO BV, which resulted in a net use of cash of approximately $692,000.

   Net cash provided by financing activities for the nine months ended January 31, 2000 was approximately $8.9 million. For the nine months ended January 31, 2000, we increased our borrowing under the operating lines of credit by approximately $10.4 million, primarily for working capital. During the same period, we paid approximately $1.9 million on our term loans.

   We have a $20.0 million revolving line of credit, $3.0 million revolving line of credit for IMPCO Mexicano, $6.0 million non-revolving line of credit for future acquisitions, and $3.0 million non-revolving line of credit for future capital expenditures with Bank of America. At January 31, 1999, approximately $13.0 million, $643,000 and $1.7 million were outstanding under the revolving line of credit, the revolving line of credit for IMPCO Mexicano and the capital expenditures facility, respectively. Our revolving lines of credit expire on August 31, 2001. While our acquisition facility and the capital lease facility expire on August 31, 2000, we have the option to convert each of them into a term loan payable in five years. In addition, our subsidiary in the Netherlands has a fl. 3,000,000 (US $1.4 million at February
1996) credit facility with Mees Pierson, a financial institution in the Netherlands. At January 31, 2000, there was no outstanding balance under this credit facility. Our subsidiary in Japan has a (Yen)60,000,000 (US $559,000 at March 1999) revolving term loan facility with the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. At January 31, 2000, there was an outstanding loan balance of (Yen)50,000,000 (US $466,000) on this term loan.

Derivative Financial Instruments

   We use derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. We are not a party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes.

   Foreign Currency Management. The results and financial condition of our international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. Dollar. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. The functional currency for all of our international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. Dollar increases the costs incurred by our subsidiaries because most of our international subsidiaries' inventory purchases are U.S. Dollar denominated. We monitor this risk and attempt to minimize the exposure through forward currency contracts and the management of cash disbursements in local currencies. At January 31, 2000, we had currency forward contracts protecting US $382,000 in inventory purchases. At January 31, 2000, the fair value of foreign currency forward contracts was approximately US $14,000. We seek to manage our foreign currency economic risk by minimizing our U.S. Dollar investment in foreign operations using foreign currency term-loans to finance the operations of our foreign subsidiaries.

   Interest Rate Management. We use interest rate swap agreements with Bank of America to manage our exposure to interest rate changes and to stabilize the cost of borrowed funds. When this type of agreement is executed, the swap is linked to a specific debt instrument. At January 31, 2000, we had approximately $4.1 million outstanding under fixed interest rate agreements at a weighted-average fixed interest rate of 7.94%. Absent these fixed rate agreements, the weighted-average variable rate for this debt at January 31, 2000 would have been 7.85%. At January 31, 2000, the fair value of interest rate swap agreements approximated carrying value.

   Debt Obligations. The following table summarizes our debt obligations at April 30, 1999. The interest rates represent weighted average rates, with the period end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of April 30, 1999.

                                                                               Fair
                                                                               Value
                          2000   2001   2002   2003   2004   Thereafter Total 4/30/99
                          -----  ----   -----  -----  -----  ---------- ----- -------
                                          (dollars in millions)
Long term debt
 denominated in
 US dollars:
Line of credit..........  $ --   $ 5.4  $ --   $ --   $ --     $ --     $5.4   $5.4

Term loans, including
 current portion:
  Variable rate.........  $ 1.9  $ 1.6  $ 0.8  $ 0.5    --       --     $4.8   $4.8
  Average interest
   rate.................    6.6%   6.6%   6.7%   6.7%   --       --      --     --

Long term debt
 denominated in
 foreign currencies:

 Dutch Guilders
  Variable rate.........  $ 0.3  $ 0.3  $ 0.3  $ 0.3  $ 0.3    $ 0.2    $1.7   $1.7
  Average interest
   rate.................    4.3%   4.3%   4.3%   4.3%   4.3%     4.3%    --     --
 Mexican Peso
  Variable rate.........  $ --   $ 0.1  $ --   $ --   $ --     $ --     $0.1   $0.1
  Average interest
   rate.................    --    26.3%   --     --     --       --      --     --
 Japanese Yen
  Variable rate.........  $ 0.2  $ 0.3   $0.3  $ 0.3  $ 0.3    $ 0.0    $1.4   $1.4
  Average interest
   rate.................    1.8%   1.8%   1.8%   1.8%   1.8%     --      --     --

Interest rate derivative
 financial instruments:

  Pay fixed/receive
   variable.............  $ 1.2  $ 1.0  $ 0.8  $ 0.6  $ 0.0     $0.0    $3.6   $3.6
  Average pay rate......    6.6%   6.6%   6.7%   6.7%   --       --      --     --
  Average receive rate..    7.8%   7.8%   7.8%   7.8%   --       --      --     --

Recent Accounting Pronouncements

   The Financial Accounting Standards Board has issued SFAS 133 "Accounting for Derivative Instruments and for Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. SFAS 133 requires derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments, referred to as fair value hedges, hedges of the variable cash flows of forecasted transactions such as cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations. The accounting treatment and criteria for each of the three types of hedges is unique. Changes in fair value of derivatives that do not meet the criteria of one of these three categories of hedges would be included in income. SFAS 133 was amended by SFAS 137, which delayed its effective date. We will determine what impact, if any, it will have on our financial position, results of operations, and cash flows. Currently, we do not anticipate adopting this standard before May 1, 2001.

   The Financial Accounting Standards Board has recently issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules by prescribed Accounting Principle Board No. 25. The new rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. We are considering the effects these changes make and will implement any changes to our plans as deemed appropriate.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are currently evaluating the impact of SAB 101. We do not believe that our evaluation will result in any material change to our revenue recognition policies.

                                    BUSINESS

Overview

   We are a leading designer, manufacturer and supplier of advanced fuel delivery and storage technology systems and components that allow internal combustion engines and fuel cell systems to operate in a variety of transportation, material handling, and industrial and power generation applications using clean fuels such as hydrogen, propane, natural gas and methanol. We have designed these systems to maximize efficiency and performance by electronically sensing and regulating the proper proportion of fuel and air used by internal combustion engines and fuel cells. Based on over 40 years of technology development and expertise in producing cost-effective, safe and durable fuel technology systems for engines, we believe that we will be positioned to provide enabling products and technologies in the rapidly emerging fuel cell industry.

   Current internal combustion engines have contributed to a worldwide pollution problem. As a result, a number of automotive, industrial and power generation manufacturers are developing alternative clean propulsion systems such as fuel cells. We offer fuel delivery, fuel storage and electronic control systems to those manufacturers to facilitate the development of these propulsion systems. Many OEMs are also adapting their internal combustion engines to use cleaner burning alternative fuels to reduce their harmful emissions. We offer both conversion products and systems to these OEMs and for aftermarket conversions.

   Since 1986, we have produced more than 2.5 million gaseous fuel systems and components. We sell these systems and components directly to the user and through more than 400 distributors and dealers worldwide and through our OEM customers.

   We entered into a Teaming Agreement with General Motors in 1997. Under this agreement, we have specifically designed fuel conversion products as a cost-effective solution to address General Motors' demand for alternative fuel vehicles. We are also developing and adapting our technologies for fuel cell powered zero emission vehicles for General Motors and other OEMs.

   Also in 1997, we opened our Advanced Technology Center in Irvine, California, a research and development facility with more than 140 scientists, engineers, professionals, and support staff. The Advanced Technology Center focuses entirely on the development of clean emission advanced fuel delivery, storage and electronic control systems, particularly those related to emerging fuel cell technologies. Since 1994, we have invested more than $49 million on research and development of gaseous fuel enabling technology for use in fuel cells and engines. As a result, we believe that we have gained technological leadership in these enabling products which we have designed to convert internal combustion engines to alternative cleaner fuels and to fully participate in the fuel cell market with new state-of-the-art fuel and cost-effective fuel delivery and fuel storage products.

Alternative Fuel Industry

   Alternative fuel technology markets were developed from, and continue to be propelled by, three independent drivers: economics, environmental concerns and energy independence. We believe the price differential between propane or natural gas and gasoline drives the economics of the alternative fuels market. The price of traditional liquid fuels such as gasoline is typically twice that of natural gas or propane. By converting an internal combustion engine to run on propane or natural gas, through the installation of our products, customers can capitalize on the price differential. Customers are typically able to recoup the cost of the conversion in six to eighteen months, depending on the fuel spread. Transportation companies such as taxi companies, transit and shuttle bus companies, United States government fleets and parcel delivery companies such as the United States Postal Service and United Parcel Service are well positioned to take advantage of these economics. We sell our systems to forklift users who often operate equipment indoors where toxic emissions are of a concern. Small and large industrial engine users are also often motivated to capitalize on cost benefits. In all these situations, it is relatively easy to establish centralized fueling stations. Because the price differential between these gaseous fuels and gasoline in the United States is less than that in many foreign countries, the United States market is often more impacted by environmental concerns.

   The negative environmental impact associated with liquid fuels further increases the demand for systems that use clean-burning fuels. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. Most major international cities are experiencing significant pollution arising from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators and many are taking steps to reduce emissions by typically converting vehicles from liquid fuel to natural gas and propane. For example, in Mexico City, one of the largest cities in the world, the government has taken steps such as alternating the days in which vehicles with even and odd numbered license plates can be used. However, vehicles running on propane or natural gas can be operated every day, creating a significant advantage for corporate and industrial users, such as major distributors of products within the city limits.

   In the United States, such legislative acts as the Comprehensive National Energy Strategy, the Clean Air Act Amendments of 1990 and the Energy Policy Act of 1992 in the aggregate provide goals for energy and efficiency and strict emission standards and promote the development and implementation of alternative fuels and related technologies. Several states, including California, Massachusetts, New York and Vermont have also adopted legislation targeted at reducing harmful vehicle emissions. In addition, over 25 countries worldwide have enacted air pollution regulations or programs favoring the use of alternative fuels, including China, India, Mexico and the European Common Market.

   In addition to economics and environmental concerns, energy independence is a significant driver for the alternative fuel market. Many countries have significant natural gas reserves and are seeking to use alternative fuels to reduce their dependence on imported oil. Natural gas is consumed domestically since it is difficult to transport internationally in a gaseous state and liquefying natural gas tends to be costly. By converting their domestic transportation market to natural gas or propane, which is a derivative of natural gas, countries are able to lessen their demand for gasoline which is derived from oil.

Fuel Cell Industry

   The newly emerging fuel cell industry represents an advancement in fuel technologies to address the worldwide environmental concerns and long term security of supply for inexpensive liquid fuels reserves. A fuel cell, by nature of its operating principles, is efficient and extracts more energy from a fuel than combustion based technologies. Fuel cells have emerged as a leading power source for advanced fuel systems that propel motor vehicles and industrial engines due primarily to the fundamental characteristics of the electrochemical process: low emissions, reduced noise and high efficiency. The fuel cell market is anticipated to be a large market characterized by high levels of growth. Fuel cell manufacturers are targeting the transportation, stationary and portable markets. While we believe that our gaseous fuel storage system will eventually be applicable to all three of these markets, we anticipate initially focussing on the transportation market where we believe we will be able to leverage off of our other alternative fuel technologies and our relationships with automotive OEMs such as General Motors.

   A fuel cell is an electrochemical device that produces electricity silently and without combustion. Hydrogen fuel, which can be obtained from hydrocarbons such as methanol, natural gas or petroleum is then combined with oxygen from the air in a fuel cell to produce electricity, with useable heat and water as the only by-products. This process is the reverse of electrolysis by which water can be split into hydrogen and oxygen by passing an electric current through water. A key to optimizing the performance of a fuel cell is the proper metering and delivery of its hydrogen fuel and air to its fuel stacks and the efficient storage of its fuel to maximize its time of usage. These fuel systems must be cost-effective, light weight and safe.

   To generate usable electric power, a complete fuel cell power system, like a complete automobile engine or power generator, requires a fuel supply and fuel metering system. If hydrogen is not the initial fuel for this system, hydrogen can be obtained from hydrocarbon fuels such as methanol, natural gas or petroleum using a device called a reformer. A reformer breaks down hydrocarbon fuels using heat and a catalytic process. Each hydrocarbon based fuel faces challenges to become a practical fuel for fuel cell powered vehicles. While methanol is the easiest fuel to reform and requires less complex systems, it is not widely available in the current fuel distribution infrastructure and is corrosive. Natural gas can also be reformed, yet it is not widely available in the current fuel distribution infrastructure. Gasoline is widely available, and easy to store, but it is difficult to reform and requires very complex systems that reduce efficiencies and increase the pollutants produced by the fuel processor. Our technology and products can function in connection with any of these hydrogen fuel sources. Regardless of the fuel used, we believe that the fuel cell system will require on board storage, fuel metering and electronic controls.

Alternative Fuel and Fuel Cell Markets

   The markets for transportation, material handling, industrial engine conversions and fuel cell applications are large and are growing rapidly. According to Freedonia Group, an independent market research firm, global OEM alternative vehicle sales are expected to grow to 170,000 units annually by the year 2002 from 31,900 units in 1997. Propelled by the commercialization of fuel cell vehicles between the years 2003 and 2005, the National Fuel Cell Research Center based at the University of California, Irvine, projects that the annual revenues of the fuel cell industry will exceed $10 billion by 2010.

   According to the Industrial Truck Association and the Material Handling Institute of America, the world wide material handling new lift-truck market was approximately 430,000 units in 1998 and the number of lift trucks in service was at least 1.6 million by the end of 1999. We expect that additions of new lift trucks to the market will continue at or above the current historic annual rate of 4% to 5% for at least five years. Currently, the Industrial Truck Association estimates that approximately 15% of all lift-trucks are using alternative fuels, mostly in indoor applications such as warehousing and food processing, where indoor air quality is required. California has announced it will enforce emission regulations applying to forklifts in 2001. The Environmental Protection Agency will also implement emission regulations applying to forklifts in 2004.

   Ford, DaimlerChrysler, General Motors, Honda, Mazda and Nissan have each announced their intention to commercialize fuel cells in motor vehicle applications sometime between the years 2003 and 2005. We intend to participate in the growth of the fuel cell segment of this industry by focussing primarily on the fuel cell integration delivery, storage and components in fuel cell and gaseous fuel applications. However, we have no current plans to manufacture fuel cells or reformers.

Competitive Advantage

   We believe our current and future technological leadership position in the alternative fuel and fuel cell industries will result from our continued success in the design, manufacturing and commercialization of advanced fuel delivery systems and components, our relationships with leading companies in our targeted transportation, material handling and industrial and power generation markets, and our substantial financial commitment to research and development and proven ability to develop and commercialize products in the emerging fuel cell and alternative fuel industries. We believe our competitive strengths include:

   Industry Leader. We are a leader in the rapidly emerging alternative fuel industry and a market share leader in the use of non-liquid fuels in internal combustion engines. Our technology leadership position is derived from the broad application and integration of our technology and enabling systems into the expanding advanced fuel technology industry. Our significant investment of more than $49 million in research and development over the past six years, coupled with our history and experience in this industry has provided us with a strong technology base for new product innovation. Our new proprietary fuel cell enabling technologies are currently patented or patent pending, which could make it more difficult for new entrants in the industry to develop directly competing products based on the same or similar technologies.

   Advanced Enabling Technologies and Systems for Fuel Cells. Our research in fuel storage, fuel delivery and electronic system controls have delivered advanced, low cost technologies, which we believe can be adapted to apply to a broad range of fuel alternatives. We have also concentrated efforts on extensive testing and validation of our new advanced fuel technologies which focus upon safety and durability. In 1995, we began development of products for fuel cell applications in our target markets. Our new TriShield(TM) all-composite, light weight and low cost fuel storage tank is of special interest to the fuel cell industry due to its ability to store hydrogen at high pressures and at a very attractive weight-to-strength ratio. This tank, in conjunction with our patented in-tank regulator, is particularly cost-effective when compared to existing and other traditional tank and regulator technologies. Sandia National Laboratories is currently evaluating our tanks for potential hydrogen storage applications. Our new fuel metering disc injector has also been well received among automotive and fuel cell manufacturers. Our patent pending technology associated with the injector uses low leakage and low friction discs to meter the fuel rather than the conventional plunger technology now used. We believe our new injector, which utilizes high volume gasoline injector parts, will have broad applications in fuel cell and alternative fuel systems, with potential in the traditional liquid fuel market.

   Proven Manufacturing Methods. We have over four decades of experience in the manufacture and development of alternative fuel technologies and products. We currently maintain manufacturing and production facilities in the United States, Europe, Mexico and Australia, which produce a broad range of products and services including components, systems and specialty vehicle assembly. Our United States, Australian and European facilities have achieved or are in the process of implementing ISO-9000 or QS-9000 certification. We believe our manufacturing expertise will enable us to successfully address the fuel cell industry.

   Strong OEM Relationships. We have a Teaming Agreement with General Motors to supply alternative fuel systems and components for General Motor's vehicles. We are currently their exclusive provider of natural gas and propane systems and cooperate with them in sharing non-proprietary technology, test facilities and procurement resources. We also sell conversion components to General Motors in international markets. During the fiscal years ended April 30, 1998 and 1999, sales to General Motors amounted to 17.3% and 27.8% of our revenues, respectively. In addition, we have longstanding relationships with many domestic and international OEMs, including BMW, Caterpillar, Clark, Cummins, Daewoo, Detroit Diesel, Deutz, Ford Australia, Hyster/Yale/Sumitomo, Isuzu, Komatsu, Linde, MANN, Mazda, Mitsubishi, Nissan, ONAN, Perkins, Scania, Toyota and Volvo.

   In-Depth System Integration Expertise. As more OEMs seek to reduce costs by outsourcing key tasks and reducing numbers of suppliers, we have increasingly focused on capturing additional revenue opportunities by expanding our current systems integration capabilities. In 1996, we created our Automotive OEM division to serve this customer value-added opportunity. In 1998, through the Crusader acquisition, we established our Industrial Engine Systems business in Sterling Heights, Michigan, which provides systems integration of our low-emission products onto engines that are subsequently sold to industrial OEMs. We believe that our systems integration expertise, together with our proprietary and patented technologies, give us a significant advantage in the emerging fuel cell markets.

   Positioned for Global Growth. With eight international facilities and over 300 distributors and dealers outside the United States, we believe that we are uniquely positioned to capitalize on regional growth opportunities. We believe that the alternative fuel markets will grow dramatically internationally, particularly in China, India, Japan, Mexico and Southeast Asia where urban pollution problems will continue to predominate. We are currently working with the governments of Mexico and China to develop advanced fuel solutions for public transportation, government and taxi fleets. Recently, the government of China selected us and General Motors to undertake a marketing and feasibility study related to the use of advanced fuels vehicles in China. These vehicles have been provided to China for evaluation. In Mexico, the government of Mexico State recently selected us as the preferred vendor for the conversion of over 6,000 taxi and mass transit vehicles, which could reach 70,000 vehicles in the next five years.

Business Strategy

   We believe that the successful execution of the following strategic objectives will enable us to maintain and expand our leadership position in the advanced fuel technologies industry.

   Capitalize on Our Strong Technology Leadership Position. We are a leading developer and manufacturer of fuel metering, fuel storage and electronic control systems for the alternative fuel and fuel cell industries. We believe that this position results from our current technology advantage and our investment in research and development in this rapidly emerging industry. Our investment has and will continue to permit us to develop and supply new technology and products to our target markets which are transitioning to gaseous fueled internal combustion engines. We intend to expand the technology gap between ourselves and our competitors to capture the leading position in new fuel cell opportunities.

   Focus on Fuel Cell Enabling Technologies and Products. Since 1995, we have invested significantly in research and development of technology and products that support the use of fuel cell systems. The commercialization of our technology products has established us as a leader in fuel metering, fuel storage and electronic controls for fuel cell systems. We plan to continue to expand our research and product development in fuel metering, fuel delivery and electronic control systems for fuel cell systems. We plan to develop and expand sales of fuel cell related products by focusing business development efforts initially on the transportation industry, and secondarily on the industrial power generation and material handling markets. We will seek to establish joint development programs and strategic alliances with the major fuel cell developers and automobile industry leaders.

   Develop and Expand Key Industry Relationships. We believe that OEMs will drive industry growth. Building on our Teaming Agreement with General Motors, we plan to develop additional relationships with major OEMs. We also plan to work with other manufacturers in the fuel cell industry and are currently in discussions with Delphi, Ballard Power Systems, Inc. and Xcellsis, formerly dbb Fuel Cell Engines, GmbH, a German company jointly owned by DaimlerChrysler, Ford and Ballard.

   Leverage Technology to Capture Future Fuel Cell Markets. Our technology and product leadership in the alternative fuels industry in gaseous fuel systems, fuel storage and electronic control is complementary to the fuel and fuel storage technology required for fuel cells. We believe our core technologies have and will continue to be adapted to develop products for the fuel cell industry.

   Expand and Broaden Systems Integration Expertise. We are increasing our existing capabilities to provide the integration, testing, validation and manufacturing of our products and systems into the transportation, material handling and industrial and power generation engine markets. As more OEMs seek to reduce costs and shorten time to market by outsourcing key tasks and reducing numbers of suppliers, we are increasingly focused on capturing additional revenue opportunities by expanding into value-added services such as systems integration. For example, in 1998, we established an industrial systems unit in Michigan to provide systems integration for our products onto engines subsequently to be sold to industrial OEMs which are then ready for installation into end products. Our Automotive OEM division has integrated our products into over 6,800 vehicles for General Motors since 1997.

   Expand Bases of Operations in High Growth Global Regions. We believe that significant growth opportunities for our current and future businesses exist outside the United States and targeted high growth markets such as Latin America, Asia and Europe through acquisitions and joint ventures, strengthening of our distributor network and developing key local business and governmental support and recognition. In particular, we are developing close relationships with the governments of Mexico and China. We believe that working with local governments is essential to expanding into international markets and that our discussions with government officials have helped us to develop regulations in Mexico and China.

Customers and Strategic Relationships

   We market our products and services to OEMs, distributors, sub-distributors and dealers through an international network of over 400 distributors and dealers into over 30 countries. Our customers include some of the world's largest OEMs and engine manufacturers, including BMW, Caterpillar, Clark, Cummins, Daewoo, Detroit Diesel, Deutz, Ford Australia, Hyster/Yale/Sumitomo, Isuzu, Komatsu, Linde, MANN, Mazda, Mitsubishi, Nissan, ONAN, Perkins, Scania, Toyota and Volvo. We are working with a number of these customers to resolve their fuel metering, fuel storage and electronic control requirements as they integrate fuel cells into their business strategies.

   We entered into a Teaming Agreement with General Motors in 1997, which encompasses the design, development, manufacture and vehicle integration of our natural gas and propane fuel systems into their vehicles. In connection with this relationship, we provide complete fuel system integration services and validation, including crash, hot and cold weather and high altitude, emission certification, service plans and procedures and manufacturing. We intend to establish similar relationships with other leading OEMs. Our Teaming Agreement with General Motors includes sharing of non-proprietary technology, corroboration of technical staffs to leverage areas of technical expertise for mutual benefit, sharing of laboratory and testing facilities, and use of General Motors procurement network. General Motors has agreed to purchase gaseous fuel propulsion systems or related components developed under this agreement from us if:

  . General Motors does not produce the components;

  . we can supply such components; and

  . we are competitive in terms of price, quality and service.

   The Teaming Agreement also provides for a mutual right of first refusal if we jointly develop new products under this agreement. As part of this right of first refusal, we may not solicit sales to any third parties of any gaseous fuel propulsion system or related components developed under the Teaming Agreement for a period of two years from the date of General Motors' commercial introduction. To date, the Teaming Agreement has been applied exclusively to the installation of gaseous fuel systems and does not cover any joint development efforts other than those that had been specific to General Motors application requirements.

Products and Services

   Many of our products are based on proprietary and patented technology focused on fuel storage, fuel flow and fuel management and engine control management for fuel cell applications and internal combustion engines. We have designed our products to enable fuel cell and internal combustion propulsion systems to optimize their operational performance and efficiency using the alternative fuels.

   Products. The following chart sets forth the enabling products we currently sell in connection with the conversion of internal combustion engines to alternative fuels and for application in fuel cell powered vehicles. All of the products set forth below have potential fuel cell applications except for our carburetor products.



                                  Fuel Storage
                                  ------------

             Products                             Description
             --------                             -----------
  TriShield All Composite         . Designed for maximum safety, light weight
  Storage Tanks                     and cost-effectiveness

                                  . The TriShield tank exceeds the current
                                    regulatory qualification requirements and also meets OEM's more stringent requirements for use in their natural gas fueled vehicles

                                  . Major competitive advantages include
                                    optimized storage efficiency, typically
                                    30% more fuel capacity than comparably
                                    sized aluminum tanks at less cost

                                  . The permeability resistant liner
                                    technology provides optimum hydrogen
                                    storage for fuel cell applications and
                                    reduces the possibility of hydrogen
                                    embrittlement

  In-Tank Regulators              . Reduces storage tank outlet, eliminating
                                    the need for high pressure fuel lines
                                    running throughout the vehicle

                                  . Increased safety at significant cost
                                    reductions versus competitive products



                                 Fuel Metering
                                 -------------

             Products                              Description
             --------                              -----------
  Gaseous Fuel Injectors          . Designed specifically for gaseous fuel
                                    delivery to provide superior flow rate and
                                    increased durability over existing plunger
                                    technologies

                                  . Our simple design translates into lower
                                    costs than competing technologies

  Disc Injector Pressure          . Provides precise control of fuel required
  Regulators                        for injection systems in gaseous fueled
                                    internal combustion engines

  Air/Fuel Metering Carburetors   . Used in internal combustion engines to
                                    meter fuel and air mixtures for control of
                                    optimum engine performance at the lowest
                                    emissions.

  Gas Mass Sensors/Mixture        . Measures and controls gaseous fuel flow
  Control Valves

  Pressure Reduction and Heat     . Controls fuel flow under widely varying
  Exchange Products                 engine operating conditions

  Fuel Shut-off Products          . Mechanically or electronically shuts off
                                    fuel flow to engine when fuel leakage
                                    occurs or when engine is turned off

                       Electronic Controls and Software
                       --------------------------------

              Product                             Description
              -------                             -----------
  Electronic Controls and         . Used in fuel management systems to permit
  Proprietary Software              optimum engine and fuel cell operation


   Services. We provide service capabilities in the areas of development, validation, certification, manufacture and service support. Our customers use these capabilities to support their programs in the transportation, material handling and power generation applications. We are using these capabilities in fuel cell applications.

  . Systems Engineering and Powertrain Controls--We combine our proprietary designs, software and calibration tools to develop, calibrate and optimize powertrain control systems for sensors, actuators and controllers specific to our customers' needs and specifications.

  . Design and Integration--We integrate fuel systems and subsystems into program applications using three-dimensional computer aided design. We use rapid prototyping techniques which accelerate the iterative design process and result in a more accurate design.

  . Validation--To increase the likelihood of high success rates at the system level, we perform component, subsystem and system validation. These procedures are held to our own internal requirements, customer-specific requirements and industry standards. If no suitable procedures exist, we generate requirements for the customer.

  . Certification and Compliance--Our regulatory and certification engineers are familiar with the latest emissions and safety regulations to ensure the proper certification and ongoing compliance of our business and customer products.

  . Vehicle Assembly--We develop and manage the assembly process for the integration of our systems at our facility or our customer facilities.

  . Training--We develop comprehensive technical training for customers who sell and service our products as well as for customers that use our products.

  . Service and Warranty--We have extensive capabilities in developing service procedures and programs for OEMs. We also provide technical support over the telephone or go to customer sites to resolve technical issues.

Research and Development

   In 1997, we opened our Advanced Technology Center in Irvine, California, which is dedicated to the research and development of systems and products that support the use of gaseous fuels in internal combustion engines and fuel cells. This center currently employs over 140 employees and has sophisticated, state-of-the-art research laboratories, emissions control equipment, storage tank manufacturing and alternative fuel vehicle assembly and testing facilities. This center supports each of our operating segments by conducting research and development of advanced fuel storage, fuel delivery and electronic control systems, and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines. Each operating segment funds their application development engineering for the new products to meet their specific customer and target markets.

   The center offers the following technical capabilities:

  . Fuel Storage--Composite pressure vessel design and analysis, carbon and epoxy filament winding and hydraulic, pneumatic, burst and fatigue testing for internal combustion engines and fuel cell systems.

  . Electronic Control Systems--Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

  . Mechanical Design and Development--Specialization in pneumatic, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

  . Advanced Catalysts--Catalyst synthesis and processing, catalyst and emission testing and fabrication of corona and conventional prototype converters.

  . Advanced Products--Injectors, compressors and micro machining, including pressure sensors and bi-directional mass flow sensors, fuel management, fuel storage and fuel supplies for fuel cell propulsion systems, mass flow sensors for natural gas measurement and "smart" sensors using 8-bit micro-controllers.

  . Component and Subsystem Test Facilities--Extended vibrations, shock loads and accelerations, extreme temperature exposure from -85(degrees)F to 392(degrees)F and thermal shock, cyclic corrosion, extended salt, fog, humidity and dryness cycling, severe acid and alkali corrosion, flow simulations and pneumatic leak checks.

   We believe this center is a critical component to our ability to maintain our technological leadership position in alternative fuel enabling systems. We intend to develop and adapt our current technologies and products for use in connection with fuel cells including the following advanced products:

   Micro-Machined Mass Flow Sensors--We have successfully designed, fabricated and tested a micro-machined single and bi-directional mass flow sensor for air and natural gas mass flow measurement and a micro-machined bi-directional mass flow and concentration sensor. These micro-machined devices may have several applications for fuel cell systems.

   Continuous Flow Control--We are working on a variety of fuel metering devices for gaseous fuels which feature continuous flow outputs for use in fuel cell applications.

   Water Management--We have internal expertise or are aligned with strategic partners to provide water vaporization of humidification of gas streams, direct water vapor transfer from humid to dry streams, de-ionized water compatibility, water contamination removal, water pumps and the storage and metering of water.

   Heat Exchange and Thermal System--We have internal expertise or are aligned with strategic partners to provide heat transfer components and fluids, HVAC system and materials science.

Operating Segments

   We classify our business into three operating segments: Automotive OEM division, Gaseous Fuel Products division and International Operations. Each segment targets specific markets and specific customer bases for our products and services. The Automotive OEM division targets automotive OEMs. The Gaseous Fuel Products division and our International Operations target the material handling, industrial and power generation aftermarkets, and transportation aftermarkets.

Automotive OEM Division

   The Automotive OEM division was organized in 1996 to develop and manufacture fuel delivery, fuel storage and electronic control systems for automotive OEM applications. This division focuses on developing cost-effective and efficient gaseous fuel systems for OEM urban fleet vehicles such as trucks, taxis and passenger vehicles. The Automotive OEM division's capabilities include:

  . full vehicle engineering and validation;

  . powertrain controls and validation;

  . advanced manufacturing for engine controls;

  . hydrogen and compressed natural gas fuel storage;

  . testing procedures to meet different global emission control standards;
    and

  . fuel control devices and technology for gaseous fuels and other gases for subsequent use in internal combustion engines, fuels cells and other applications requiring metering of gases.

   Products. The Automotive OEM division's core products include gaseous fuel storage, fuel metering and electronic fuel and engine management systems for use in fuel cell systems and internal combustion engines. The Automotive OEM division continues to improve its current systems and is developing new systems to meeting increasingly stringent vehicle operational and emission requirements for subsequent use in natural gas, hydrogen and propane powered engine vehicles and in fuel cell powered vehicles. The Automotive OEM division is also developing improved system technologies using injectors, high and low pressure regulators, on-board diagnostics, high-performance 32-bit and fuel system engine control modules, fuel lock-offs and related components. The Automotive OEM division also supplies specially designed, light-weight, high pressure hydrogen and natural gas storage tanks that we construct using our patent pending TriShield(TM) technology, computerized controls, regulators and automatic shut-off equipment. The Automotive OEM division works closely with automotive OEMs to develop alternative fuel systems for their vehicles.

   This division provides a complete range of operations aimed at integrating cost-effective and efficient alternative fuel delivery, fuel storage and electronic control systems and components into the manufacturer's vehicles which the manufacturer intends to sell primarily for fleet use. The Automotive OEM division accomplishes this vehicle integration of its products by providing complete systems and installation services that include all of the following:

  . vehicle systems and powertrain controls engineering;

  . vehicle level integration and packaging;

  . vehicle, subsystem and component testing and validation;

  . vehicle certification to meet applicable requirements;

  . service readiness and after sales support; and

  . fuel storage manufacturing.


   Strategy. The Automotive OEM division plans to continue to develop and commercialize new products based upon our technical capabilities in the integration of systems into motor vehicles for fuel storage, fuel delivery and electronic control systems. We intend to become a leading global systems supplier for cost-effective fuel system solutions. Through the Automotive OEM division, we plan to use our recent technical developments and patents in the fuel storage and delivery systems for both internal combustion engine and fuel cell systems to expand our current OEM customer base to other significant OEMs.

   Sales. The worldwide demand for alternative fueled vehicles is making it feasible for OEM production. The division has become a preferred OEM supplier to General Motors for gaseous fueled engine vehicles. We principally rely on the sales force of the OEMs to sell our fuel systems. Under certain circumstances we also sell our fuel systems directly to the end user. We continue to fund business development activities to promote our fuel systems in the United States, Mexico and China.

   Assembly and System Installation. The Automotive OEM division's manufacturing activities currently consist solely of assembly and system installation. We assemble the majority of our components at our facility in Guaymas, Mexico, but outsource the assembly of complex electronic components and select key suppliers for certain components of developed fuel systems. Approximately ten suppliers accounted for approximately 50% of raw material purchases. A major supplier of components on certain programs is our Gaseous Fuel Products division. Complete systems are installed on vehicles at the OEM manufacturing facility or at third party equipping sites. The criteria for the establishment of a site is proximity to vehicle manufacturing and delivery points.

   The Automotive OEM division follows quality processes in accordance with QS-9000 and is QS-9000 certified. The Automotive OEM division has not experienced and does not expect to experience any significant difficulty in complying with environmental regulations applicable to its assembly processes and facilities. The Automotive OEM division work force at the Irvine and Guaymas facilities are non-union.

Gaseous Fuel Product Division

   The Gaseous Fuel Product division is a leading supplier of engine components and systems that allow internal combustion engines to operate on clean burning gaseous fuels, primarily propane and natural gas. The Gaseous Fuel Product division designs, develops, manufacturers and markets components and systems for engines ranging from 1 to 4,000 horsepower. Approximately 100 products account for approximately 70% of this division's revenue. This division provides gaseous fuel systems and components for forklifts and small industrial engines. This market is expanding and the Gaseous Fuel Product division is developing new value-added sales. We believe that the trend will be towards electronically controlled engine systems and fully dressed gaseous fueled engines for direct OEM installation.

   We direct the Gaseous Fuel Product division distribution network from our headquarters in Cerritos, California. This division conducts its sales, application development and technical support to the aftermarket and OEMs in motor vehicle, material handling, small utility engine and large industrial engine end uses through our domestic offices and our worldwide distributor network.

   Products. We have designed the Gaseous Fuel Product division's broad product lines to support all internal combustion engine applications for automotive, forklifts, small utility engines and large industrial engines using gaseous fuels. This division sells more than 2,200 different components for aftermarket, OEM and repair uses including carburetors, converters, engine control devices and fuel lock-off systems. This division also performs equipment integration and packaging on vehicles, applications engineering and development, emissions and performance testing and validation, technical support and training. The products are marketed worldwide through distributors and to OEMs under the brand names IMPCO, BEAM and GARRETSON.

   Strategy. The Gaseous Fuel Product division's principal strategic goals are to expand its operations into value-added products and services, continue to improve quality and manufacturing efficiencies, strengthen its distributor network and broaden relationships with engine and equipment OEMs in the material handling and the small and large engine markets. This division plans to focus on expanding its presence in foreign markets both in the aftermarket and industrial OEM segments.

   Sales. The Gaseous Fuel Product division sells its products to the motor vehicle aftermarket and the material handling, small utility engine and large industrial engine OEMs and aftermarket through a worldwide network encompassing over 400 OEMs, distributors and dealers in over 30 countries. This division focuses on our two largest markets, material handling OEMs and aftermarket, and the motor vehicle aftermarket, which on a combined basis accounted for over 70% of the division's consolidated net sales for fiscal year 1999. Of these two markets, we believe that the foreign automotive vehicle aftermarket has the greatest potential for significant growth.

   Manufacturing. We manufacture or assemble all of our Gaseous Fuel Product division products at our headquarter facilities in Cerritos, California and in Sterling Heights, Michigan. Current manufacturing operations consist largely of mechanical assembly with light machining. We rely on outside suppliers for parts and components and obtain components for products from a variety of domestic automotive and electronic part suppliers, local diecasters, stamping operations and machine shops. For the fiscal year ended April 30, 1999, ten suppliers accounted for approximately 74% of the Gaseous Fuel Product division's raw material purchases.

   Material costs, die cast aluminum parts in particular, represent the major component of cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. We use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. The Gaseous Fuel Product division follows quality processes in accordance with ISO 9001 and expects to be ISO 9001 certified by the end of fiscal year 2000. We have not experienced and do not expect to experience any significant difficulty in complying with environmental regulations applicable to our manufacturing processes and facilities. The Gaseous Fuel Product division work force at Cerritos and Sterling Heights is non union.

   Distribution. During the fiscal year ended April 30, 1999, sales to distributors accounted for approximately 67.4% and sales to OEM customers accounted for approximately 33.6% of sales. This is consistent with fiscal years ended April 30, 1998 and 1997. Distributors primarily service the aftermarket conversion business and small volume OEMs, and are generally specialized and privately owned enterprises. Many domestic distributors have been our customers for more than 30 years, and most of our export distributors have been customers for more than 20 years. OEM customers for vehicle and forklift manufacturers include Clark Material Handling Co., Ford Motor Company, Generac, Kohler Company, Mitsubishi Caterpillar Forklift America, Inc., NACCO Material Handling Group, Onan Corporation and Toyota Industrial Equipment Mfg. Inc. OEM customers for heavy duty industrial equipment manufacturers include Caterpillar, Inc., Cummins Engine Company and Waukesha Engine.

International Operations

   Our International Operations segment consists of our subsidiaries located in Europe, Australia, Mexico and Japan, which are responsible for sales, application and market development and technical service. The following subsidiaries represent the Gaseous Fuel Products division and the Automotive OEM division products and systems and provide sales support, application development, and technical support to aftermarket and OEM customers.

Australia

   IMPCO Technologies Pty. Ltd., our wholly-owned subsidiary, was founded in 1996 through an acquisition and is headquartered outside Melbourne with offices in Sydney and Adelaide. This subsidiary serves and develops Australian alternative fuel markets. IMPCO Australia's major functions are:

  . factory distribution of our gaseous fuel components and complete systems;

  . market development of OEMs and the aftermarket, with a concentration on motor vehicle fleets and dealers;

  . application and market development work focused on sales development in for India, China and the Pacific Rim region; and

  . technical training, support and development of authorized installation networks.

   Our Australian operations serve as our headquarters for the Pacific Rim region. Through Australia, we seek to meet the supply, technical and customer support needs of the aftermarket distributor network, OEMs, fleets, dealers and general customers throughout this region with reliable, efficient, clean and economical performing systems. IMPCO Australia performs modular conversion kit assembly and fuel storage assembly. We believe we are the only company currently supplying gaseous fuel engine management systems to receive QS-9000 and ISO-9002 accreditation in the industry.

   Strategy. IMPCO Australia plans to establish a strong base of operations in Australia with automotive OEMs, fleets, dealers and installers for component and system sales through market and application development efforts. Additionally, we plan to develop a strong distribution network in Australia, which will be the major hub for expansion into the Pacific Rim region, while capitalizing on our strong market position within Australia.

Europe

   IMPCO-BERU Technologies B.V. was organized in 1995 and in 1998 became a joint venture with BERU A.G., a major German automotive supplier. IMPCO Europe is headquartered in the Netherlands with customer support offices in France, Germany and the United Kingdom. IMPCO Europe focuses on the market and application development and sale of our products to the industrial material handling market, the automotive OEM market and to the aftermarket. IMPCO Europe provides complete services in areas of systems and powertrain controls engineering, vehicle packaging, emissions testing, validation and service readiness.

   Strategy. IMPCO Europe's strategy is to develop and expand the high growth potential markets in Western, Central and Eastern Europe with the full range of our current and future fuel cell enabling products and services. We believe our joint venture with BERU A.G. will allow us to gain access to the leading European OEMs in the automotive and industrial equipment sectors. We plan to expand our European business by:

  . offering more complete systems to our current customer base;

  . maintaining our competitive position in the material handling market;

  . developing the alternative fuel mass transit and heavy duty engine markets; and

  . expanding market and sales for catalysts.

Japan

   IMPCO Technologies Japan, our wholly-owned subsidiary, was founded in March 1999 and is headquartered in Fukuoka, Japan. This subsidiary provides marketing and customer support for Japanese OEMs and distributors. We strengthened IMPCO Japan's ability to deliver this support through the acquisition of our Mikuni distributor in 1999. Mikuni has distributed IMPCO products in Japan since 1994. IMPCO Japan is closely involved in the development of the Japanese industrial and motor vehicle alternative fuels market with a focus on lift truck engine manufacturing OEMs, automotive OEMs, mass-transit and truck applications. Japan has recently established emissions regulations and an alternative fuel mandate that we anticipate will promote the use of alternative fuels in motor vehicles over the next five years. Two major OEMs, Toyota and Honda, have introduced 1999 alternative fuel vehicles for sale. Japanese automotive OEMs are also involved in the development of fuel cell vehicles.

   Strategy. IMPCO Japan's strategy is to support the emerging motor vehicle alternative fuels and fuel cell markets throughout Japan, Asia, China and the Pacific Rim regions with component and application development, systems and engineering services to OEMs, global customer support, a global distribution network and emissions and testing support. In particular, we seek to increase its presence in the lift trucks, industrial engines and OEM market segments, including particularly the automotive aftermarket.

Mexico

   Grupo IMPCO Mexicano, our majority owned subsidiary, provides technical and customer support for the conversion of fleets and dealers in the rapidly growing Mexican market for conversion to alternative fuels. As a result of the Algas acquisition in 1998, IMPCO Mexicano links us to a growing marketplace for our products. In Mexico, alternative fuels cost approximately 50% of the price of gasoline, and there is a desire to implement effective clean air solutions, while preserving natural resource independence. This has resulted in a strong and growing market for alternative fuel vehicles. Under current government mandates, 200,000 public and private mass transit vehicles must be converted to clean burning propane, with a potential market value of over $900 million.

   Strategy. IMPCO Mexicano is part of our strategy to strengthen our global customer support in Mexico, Central and South America. IMPCO Mexicano is uniquely positioned to grow within the Latin American market by drawing upon the expertise of our other divisions, while implementing specific regional activities. IMPCO Mexicano plans to focus on market, application and sales development for the conversion of private and public fleets to alternative fuels. Development of key business and governmental support is of primary importance.

Product Certification

   We must obtain emission compliance certification from the Environmental Protection Agency to sell certain of our products in the United States and from the California Air Resources Board to sell certain products in California. Each car, truck, van or engine sold in the United States market must be certified by the Environmental Protection Agency before it can be introduced into commerce and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. We have also obtained international emissions compliance certification in Argentina, Australia, Brazil, Canada, Europe and Mexico.

   We strive to meet stringent industry standards set by various regulatory bodies including the Federal Motor Vehicle Safety Standards of the United States, the National Highway and Transportation Safety Administration, the National Fire Protection Association, Underwriters Laboratories, Inc. and the American Gas Association. While approval is not always required or offered by these agencies, we believe full compliance and approvals enhance the acceptability of products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying their "approval for sale" requirements in their markets.

Competition

   We are a leading provider of fuel storage, fuel metering and electronic control systems for the alternative fuel and fuel cell markets. While we estimate that there are over 20 OEMs of gaseous fuel delivery systems worldwide, we believe we have no single global competitor present in any of the regions and markets where we are active. We believe we are the only company which provides products and integrated services for all gaseous alternative fuels, in all global markets for use in all end use applications.

   Our key competitors in the gaseous fuel delivery systems, accessory components and engine conversions markets include Asian, GFI, Koltec, Landi, Lovato, OMVL, Tartarini and Vialle, which together with us account for a majority of the world market for alternative fuel products and services. Some motor vehicle OEMs such as Ford, Honda, Toyota and Volvo have developed their own systems which currently use our components or could in the future. In addition, various motor vehicle OEMs, including Ford, Honda, Mazda, Nissan, Toyota and Volvo have developed fuel systems for their own vehicles, some of which use our components.

   In fuel cell technology, our area of expertise is in fuel storage, fuel and gas metering and the electronic control of fuel, including air to the fuel cell or the fuel reformer. Our principal competition in the alternative fuel and fuel cell markets consists of very small independent companies or universities supported by government grants. In the fuel cell industry, we do not compete with fuel cell manufacturers, such as Ballard Power Systems Inc., General Electric, Plug Power Inc. or United Technologies, whose technical focus is on fuel cell and fuel reformer technology. Instead, we provide ancillary systems and enabling technologies that complement the fuel cell stack.

Intellectual Property

   We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have over 14 United States patents issued and over 16 foreign patents issued. The United States patents expire between October 2004 and March 2017. The foreign patents expire between November 2001 and October 2018. We also currently have one United States patent application and one foreign patent application. Our pending patent applications may not be allowed. Even if they are allowed, these patents may not provide us a competitive advantage. Competitors may successfully challenge the validity and scope of our patents and trademarks.

   We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property provides significant protection from competition. We believe that patent, copyright, trademark and trade secret protection are less significant and that our growth and future success will be more dependent on factors such as the knowledge, ability and experience of our personnel, new product introductions and continued emphasis on research and development. We believe that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors.

   IMPCO, BEAM and GARRETSON are our United States registered trademarks. These marks are also registered in other countries throughout the world.

Year 2000

   Over the past several years, we have recognized the need to ensure that our operations would not be adversely impacted by Year 2000 software failures. We took various initiatives intended to ensure that our computer equipment and software would function properly with respect to dates in the Year 2000 and thereafter. We completed an assessment of the Year 2000 issue through communication with our key customers, suppliers, financial institutions and others with which we conduct business and a review of our current internal computer systems to identify potential Year 2000 issues. Additionally, we developed and implemented plans when required to address system modifications. We also established a contingency plan to address Year 2000 risk factors outside of our control. As of the date of this filing, we have not experienced any material Year 2000 problems with our internal systems or products, nor have we experienced any material problems with any of our key customers or suppliers. We believe that the financial impact of updating our systems to address the Year 2000 issue was not material to our consolidated financial position, results of operations or cash flows.

Backlog

   As of January 31, 2000, our backlog for our products was approximately $19.5 million. We measure backlog for our product sales from the time orders become irrevocable, which generally occurs 90 days prior to the date of delivery.

Employees

   As of March 31, 2000, we employed approximately 581 persons, including, in the United States, approximately 104 in research and development, 285 in manufacturing and assembly, 40 in sales and marketing, 47 in management and finance and 109 internationally. We consider our relations with our employees to be good.

Facilities

   Our executive offices and our Gaseous Fuel Products division are located in Cerritos, California. We currently lease additional manufacturing, research and development (including the Advanced Technology Center) and general office facilities in the following locations set forth below:

            Location                   Square Footage                 Lease Expiration
   --------------------------          --------------                 ----------------
   Irvine, California                     110,000                      August 2004
   Cerritos, California                   105,000                      May 2004
   Sterling Heights, Michigan              78,000                      November 2000
   Guaymas, Mexico                         35,000                      August 2000
   Rijswijk, Holland                       16,000                      October 2000
   Cheltenham, Australia                   15,000                      May 2001
   Mexico City, Mexico                     12,000                      April 2002
   Seattle, Washington                     10,000                      December 2000

   We also lease nominal amounts of office space in Japan, Germany, France, the United Kingdom and Australia.

   We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production. We anticipate that we will require additional space as we expand into the emerging fuel cell enabling technologies market, and believe that we will be able to obtain suitable space as needed on commercially reasonable terms.

Legal Proceedings

   We are a party to several legal actions, but we do not believe that any of these actions will have a material adverse effect on our business, financial condition or results of operations.

                                  MANAGEMENT

Directors and Executive Officers

   The names, ages and positions of our directors and executive officers as of March 31, 2000 are as follows:

   Name                               Age   Position
   ----                               ---   --------
   Robert M. Stemmler...............   64   Chairman of the Board of Directors, President and
                                            Chief Executive Officer
   Dale L. Rasmussen................   50   Senior Vice President and Secretary
   Syed Hussain.....................   47   Vice President of Technology and Automotive OEM
                                            Division
   Dennis D. Hartman................   57   Vice President of the Gaseous Fuel Division
   Donald L. Dominic................   58   Vice President and General Counsel
   William B. Olson.................   36   Treasurer and Chief Financial Officer
   Norman L. Bryan (1)..............   58   Director
   Paul Mlotok (1)..................   55   Director
   Christopher G. Mumford (1)(2)....   54   Director
   Ulrich Ruetz (2) ................   60   Director
   Edward L. Scarff.................   69   Director
   Don J. Simplot (2)...............   64   Director
   Douglas W. Toms..................   69   Director

--------

(1)  Member of the Audit Committee

(2)  Member of the Compensation Committee

   Robert M. Stemmler has been our President and Chief Executive Officer since May 1993. He has also been a director since May 1993, and the Chairman of our Board of Directors since June 1998. From December 1992 until July 1993, Mr. Stemmler was a full time consultant for IMPCO. He was also the General manager of IMPCO Technologies, Inc. from 1982 to 1985 and has held various management and executive positions throughout his career at Celanese Corp (now Hoechst-Celanese), A.J. Industries and Sargent Fletcher Company. Mr. Stemmler is a director of Pacific Aerospace & Electronics, Inc., an international manufacturer of aerospace and electronic components. He holds an MBA degree from Seton Hall University and a B.S. degree in mechanical engineering from Washington University.

   Dale L. Rasmussen has been our Senior Vice President and Secretary since June 1989. He joined IMPCO in April 1984 as Vice President of Finance and Administration and Corporate Secretary. Prior to joining IMPCO, Mr. Rasmussen was a commercial banker for 12 years at banks that were acquired by Key Bank and U.S. Bank. Mr. Rasmussen is a director of Pacific Aerospace & Electronics, Inc., an international manufacturer of aerospace and electronic components. He received his B.A. degree in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School.

   Syed Hussain has been our Vice President of Technology and Automotive OEM division since November 1996. Prior to joining IMPCO in 1992, Mr. Hussain worked for General Motors Saturn, Eaton and Bendix (Allied Signal). He has over 18 years of automotive experience in engines, emission controls, powertrain and related electronic and electromechanical devices. Mr. Hussain holds an MSEE degree from Illinois Institute of Technology in Chicago, Illinois and a BSEE degree from the University of Engineering and Technology in Pakistan.

   Dennis D. Hartman has been our Vice President and General Manager of IMPCO Technologies in charge of the Gaseous Fuel Products division since February 1999. From January 1996 until joining IMPCO in April 1997, Mr. Hartman was the Operating Manager and a director of Columbia River Homes of Astoria, Oregon, a manufacturer of modular homes. Prior to holding this position, Mr. Hartman was a Vice President of Nacco

   Material Handling, Inc., a manufacturer of lift trucks and worked for the Ford Motor Company in Dearborn, Michigan in finance. Mr. Hartman is a graduate of the University of California, Berkeley. He holds an MBA degree in finance from that same institution.

   Donald L. Dominic has been our Vice President, General Counsel and Director of Human Resources since February 1999 and is also our Assistant Secretary. Prior to joining our company in 1994, Mr. Dominic held various management and technical positions with Honeywell, Hughes and Sargent-Fletcher. Mr. Dominic holds a BSEE degree from the University of Illinois, a MSEE from West Coast University, a MBA degree from the University of Southern California, and a JD degree from the University of La Verne.

   William B. Olson has been our Treasurer and Chief Financial Officer since July 1999. He originally joined IMPCO in 1994 and has held various financial positions with us, including serving as Corporate Controller. Prior to joining IMPCO, Mr. Olson was with the public accounting firm of Ernst and Young and its Kenneth Leventhal Group. Mr. Olson holds a B.S. degree in business and operations management from Western Illinois University and a MBA degree in finance and economic policy from the University of Southern California. Mr. Olson is a Certified Financial Manager and a Certified Management Accountant.

   Norman L. Bryan has been a director since November 1993 and is Chair of the Audit Committee. He has been a consultant since 1995. Mr. Bryan has been employed as the Senior Vice President of Sales and Marketing of EIT, Inc., an electric meter manufacturing company, since 1998. Prior to retiring in 1994 from Pacific Gas and Electric Company, he was Vice President, Marketing from February 1993 until December 1994, and was Vice President, Clean Air Vehicles from February 1991 to February 1993. Mr. Bryan holds a M.A. degree in business from Stanford University and B.S.M.E. degree in mechanical engineering from California State University in San Jose.

   Paul Mlotok has been a director since April 1997 and is a member of the Audit Committee. He has been a Principal of Global Business Network, a consulting firm specializing in strategy development particularly in the energy and natural resources industries, since July 1990. From 1989 to 1995, he was a Principal and analyst at Morgan Stanley & Co. Mr. Mlotok has a B.A. degree in economics from Cornell University and a Ph.D. degree in economics from Brown University.

   Christopher G. Mumford has been a director since June 1998 and is a member of the Compensation Committee and Audit Committee. He is a private investor and was a Managing Director of Questor Partners Fund, L.P., a private investment partnership, from 1995 through 1997. He has served as a director of Crown Pacific Partners, L.P. and predecessor entities since 1992, and has served as an officer or director of other private companies, including Executive Vice President, Treasurer, Chief Financial Officer and director of Arcata Corporation 1982-1994, Director of Ryder TRS, Inc. 1996-1997 and director of Ockham Personal Insurance Holdings PLC (London, England) 1996-1997. Mr. Mumford holds a B.A. degree in political science and a MBA degree from Stanford University.

   Ulrich Ruetz has been a director since October 1998. He has been the Chairman and Chief Executive Officer of BERU AG since 1997 and Managing Director of BERU AG and its predecessors since 1983. BERU AG, headquartered in Ludwigsburg, Germany, manufactures and markets worldwide cold-start systems for diesel engines and ignition systems for gasoline engines used in automotive vehicles and stationary engines. Mr. Ruetz holds a BSc degree in mechanical engineering from Polytechnikum Friedberg.

   Edward L. Scarff has been a director since June 1998 and is Chair of the Nominating Committee. He is a private investor and has been a Principal of the General Partner of Questor Partners Fund, L.P., a private investment partnership, since 1995. He has been a director of The Clorox Company since 1986. He has also been an officer or director of numerous private companies, including director of Channel Master Holdings since 1997, director of Unicon International, Ltd. 1991-2000, director of Ryder TRS, Inc. 1996-1997, director of Ockham Personal Insurance Holdings PLC (London, England) 1996-1997 and Chairman of Arcata Corporation 1982-1994. Mr. Scarff holds a B.A. degree in chemical engineering from Michigan College of Mining and Technology.

   Don J. Simplot has been a director since May 1978 and is Chair of the Compensation Committee. He is the President of Simplot Industries, Inc., which is engaged in agricultural enterprises, and a Director member of the office of the chair of J.R. Simplot Company, which is also engaged in agricultural enterprises. Mr. Simplot is a director of Micron Technology, Inc., a designer and manufacturer of semiconductor memory components primarily used in various computer applications.

   Douglas W. Toms has been a director since October 1980. He served as our President and Chief Executive Officer from October 1980 to April 1989. From April 1989 to March 1995, Mr. Toms was a consultant to American Honda Motor Company, Inc. Since March 1995, Mr. Toms has been self-employed as a contract engineer. Mr. Toms holds a B.S. degree from Central Michigan University in accounting/economics and an M.S. degree in traffic engineering from Michigan State University.

   The Board of Directors is divided into three classes, each consisting of three directors, with the three classes serving staggered three year terms. The directors are elected for three-year terms. Each director will hold office until the first meeting of stockholders immediately following expiration of his term of office and until his successor is qualified and elected.

Director Compensation

   Each of our non-employee directors is paid an attendance fee of $1,000 for each board or committee meeting attended, plus out-of-pocket expenses. In addition, the chairman of our audit, compensation and nominating committees are paid an annual fee of $3,000. As of August 1, 1999, a total of 240,000 options were held by directors under the 1993 Stock Option Plan for Nonemployee Directors, of which 167,500 remain unexercised and are held by Messrs. Bryan, Mlotok, Mumford, Ruetz, Scarff, Simplot and Toms. A total of 30,000 options were available for future grants as of August 1, 1999. Option exercise prices are the higher of (i) the average market value of the stock for the 15 trading days following the date of grant and (ii) the market value on the fifteenth trading day following the date of grant. Options are not assignable and vest cumulatively at the rate of 25.0% annually, beginning on the first anniversary date of grant. However, if a director dies, becomes disabled or retires at age 62 or later, then options vest at the rate of 25.0% for each full calendar year in which the optionee served as one of our directors. Options must be exercised while serving as a director or within three months following termination as director, unless termination results from death or disability, in which case options may be exercised during the one-year period following termination. In no event may options be exercised more than ten years after date of grant.

Executive Compensation

   The following table sets forth all compensation paid or accrued during fiscal year 1999 to our President and Chief Executive Officer, and each of our four other most highly compensated officers whose annual compensation exceeded $100,000 for the period.

                           Summary Compensation Table

                                                                    Long-Term
                                       Annual Compensation         Compensation
                                    --------------------------- ------------------
                                                                    Securities      All Other
                                                                    Underlying     Compensation
   Name and Principal Position      Year Salary($)(1)  Bonus($) Options/SARs(2)(#)     ($)
   ---------------------------      ---- ------------  -------- ------------------ ------------
   Robert M. Stemmler.............  1999   $239,255    $120,000          476         $33,439(3)
    President and Chief             1998    229,673      96,000      200,129          25,631
    Executive Officer               1997    197,917      62,600       58,535          31,181

   Syed Hussain...................  1999   $159,615    $ 27,000           --         $12,261(4)
    Vice President of Technology    1998    134,321      30,500      100,000          13,052
    and Automotive OEM Divisions    1997    108,333      27,900       17,000          10,900

   Donald L. Dominic..............  1999   $108,885    $ 33,000          476         $10,452(5)
    Vice President                  1998    127,507      32,000       40,545          11,347
    and General Counsel             1997    125,000      22,500       16,343          12,526

   Dennis D. Hartman(7)...........  1999   $120,769    $ 37,000          112         $ 1,575(6)
    Vice President of Gaseous Fuel  1998    101,910      26,000       34,000           1,506
    Product Division                1997      3,461(7)       --           --              --

   Thomas M. Costales(8)..........  1999   $129,500    $ 26,000           --         $16,621(9)
    Former Treasurer and            1998    118,458      36,000       40,237          19,238
    Chief Financial Officer         1997    104,188      30,360        7,048          17,355

--------
(1) Includes amounts deferred by executive officers pursuant to the Employee Savings Plan and Deferred Compensation Plan.

(2) Includes options under Incentive Stock Option Plans.

(3) Includes a group term life insurance premium of $18,494, an automobile allowance of $12,000 and a matching contribution of $2,945 pursuant to the Employee Savings Plan.

(4) Includes a group term life insurance premium of $261 and an automobile allowance of $12,000.

(5) Includes a group term life insurance premium of $675, a matching contribution of $1,377 pursuant to the Employee Savings Plan and an automobile allowance of $8,400.

(6) Includes a group term life insurance premium of $675.

(7) Employment commenced April 1997.

(8) Resigned as a corporate officer in July 1999.

(9) Includes a group term life insurance premium of $1,913, a matching contribution of $2,708 pursuant to the Employee Savings Plan and an automobile allowance of $12,000.

                        Option/Grants During Fiscal 1999

   The following table describes the options to acquire shares of our common stock that were granted to our executive officers in fiscal year 1999:

                                                                             Potential
                                                                            Realizable
                                                                             Value at
                                                                          Assumed Annual
                                                                          Rates of Stock
                                                                               Price
                             Number of    % of Total                       Appreciation
                             Securities  Options/SARs Exercise              for Option
                             Underlying   Granted to  or Base                 Term(2)
                            Options/SARs Employees in  Price   Expiration ---------------
   Name                      Granted(1)  Fiscal Year   ($/Sh)     Date     5%($)  10%($)
   ----                     ------------ ------------ -------- ---------- ------- -------
   Robert M. Stemmler......     476            *      $13.125   01/04/09  $10,176 $16,204
   Syed Hussain............      --           --           --         --       --      --
   Donald L. Dominic.......     476            *       13.125   01/04/09   10,177  16,204
   Dennis D. Hartman.......     112            *       13.125   01/04/09    2,394   3,813
   Thomas M. Costales......      53            *       13.125   01/04/09    1,130   1,804

--------
 *  Less than 1%
(1) Options granted to officers participating in the Deferred Compensation Plan. We matched 50% of each participant's annual deferred compensation contribution under the Deferred Compensation Plan and approximately 50% of our matching contribution is in the form of options under the Incentive Stock Option Plans. Options are granted at the fair market value of our Common Stock on the date of grant and vest cumulatively at the rate of 40% after the first two years following the date of the grant and 20% each year thereafter so that the employee is 100% vested after five years. However, if employment terminates due to death or disability, retirement at or after age 62, or termination without cause, then options vest at the rate of 25% for each full calendar year of employment. Options may be exercised only while an optionee is employed by us, or within three months following termination of employment. If termination results from death or disability, options may be exercised within one year of the termination date. In no event may options be exercised more than ten years after date of grant.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

                       Value of IMPCO Options at Year End

   The following table sets forth information concerning exercises of stock options during fiscal year 1999 and the value of unexercised options held by each of the individuals named in the summary compensation table at April 30, 1999.

                                                   Number of Unexercised     Value of Unexercised
                              Shares             Options Shares Underlying  In-the-Money Options at
                            Acquired on  Value    at Fiscal Year-End (#)      Fiscal Year-End(2)
                             Exercise   Realized ------------------------- -------------------------
   Name                         (#)      ($)(1)  Exercisable Unexercisable Exercisable Unexercisable
   ----                     ----------- -------- ----------- ------------- ----------- -------------
   Robert M. Stemmler......       --    $    --    158,414      240,736     $165,130     $224,595
   Donald L. Dominic.......       --         --      7,737       49,627       17,100       53,700
   Dennis D. Hartman.......       --         --         --       34,112           --        8,700
   Syed Hussain............    7,400     47,512         --      111,400           --      105,954
   Thomas M. Costales......       --         --     14,819       44,519        3,540       40,110

--------
(1) Calculated by determining the difference between the fair market value of our common stock underlying the options on the date each option was exercised and the exercise price of the options.

(2) Calculated by determining the difference between the fair market value of our common stock underlying the options on April 30, 1999 and the exercise price of the options.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of March 31, 2000 and as adjusted to reflect this offering by:

  . each person who is the beneficial owner of more than 5% of our capital stock;

  .  each of our directors;

  .  each of our named executive officers in the summary compensation table;

  .  the selling stockholders; and

  .  all of our named executive officers and directors as a group.

   Except as otherwise indicated, all of the shares indicated in the table are shares of common stock. We have granted the underwriters an option to purchase up to 375,000 shares of our common stock in this offering to cover over-allotments, if any.

                                Shares Beneficially                         Shares Beneficially
                              Owned Prior to Offering          Number of   Owned After Offering
                              ------------------------------- Shares Being -----------------------
   Name of Beneficial Owner      Number           Percent       Offered      Number      Percent
   ------------------------   --------------     ------------ ------------ ------------ ----------
   Norman L. Bryan..........          31,000(1)          *           --          31,000     *
   Thomas M. Costales.......           8,000(2)          *           --           8,000
   Donald L. Dominic........          27,943(3)          *           --          27,943     *
   Dennis D. Hartman........          16,628(4)          *           --          16,628     *
   Syed Hussain.............          20,600(5)          *           --          20,600     *
   Paul Mlotok..............          10,000(6)          *           --          10,000     *
   Christopher G. Mumford...       1,995,326(7)        23.3%    875,000       1,120,326     11.0%
   Ulrich Ruetz.............       1,235,614(8)        14.4%         --       1,235,614     12.1%
   Edward L. Scarff.........       1,995,326(9)        23.3%    875,000       1,120,326     11.0%
   Don J. Simplot...........         295,933(10)        3.4%         --         295,933      2.9%
   Robert M. Stemmler.......         256,615(11)        2.9%         --         256,615      2.5%
   Douglas W. Toms..........         288,637(12)        3.3%         --         288,637      2.8%
   Kern Capital Management,
    LLC (13)................       1,159,500           13.5%         --       1,159,500     11.4%
   Fidelity International
    Limited (14)............         429,230            5.0%         --         429,230      4.2%
   Questor Partners Fund,
    L.P.....................       1,856,969(15)       21.7%    816,375       1,040,594     10.2%
   Questor Side-by-Side
    Partners, L.P...........         133,357(15)        1.6%     58,625          74,732     *
   FMR Corp.(16)............         429,230            5.0%         --         429,230     4.2%
   BERU
    Aktiengesellschaft(17)..       1,230,614           14.4%         --       1,230,614    12.1%
   All executive officers
    and directors as a
    group(14 persons)(18)...       4,310,158           47.2%    875,000       3,435,158     31.9%

--------

  *  Less than 1% of the outstanding common stock.

 (1) Includes 30,000 shares subject to options under Directors Stock Option
     Plan.

 (2) Includes 8,000 shares subject to options under Incentive Stock Option Plan; resigned as an officer in July 1999.

 (3) Includes 27,943 shares subject to options under Incentive Stock Option
     Plan.

 (4) Includes 13,628 shares subject to options under Incentive Stock Option
     Plan.

 (5) Includes 20,600 shares subject to options under Incentive Stock Option
     Plan.

 (6) Includes 10,000 shares subject to options under Directors Stock Option
     Plan.

 (7) Shares voting and investment power with respect to shares beneficially owned by Questor Partners Fund, L.P. and Questor Side-by- Side Partners, L.P. (of which Mr. Mumford disclaims beneficial ownership). Includes 5,000 shares subject to options under Directors Stock Option Plan. Mr. Mumford and Mr. Scarff have indicated their intention to resign as directors prior to the effective date of the registration statement that contains this prospectus.

 (8) Shares voting and investment power with respect to 1,230,614 shares owned by BERU AG. Includes 5,000 shares subject to options under Directors Stock Option Plan.

 (9) Shares voting and investment power with respect to shares beneficially owned by Questor Partners Fund, L.P. and Questor Side-by-Side Partners, L.P. (of which Mr. Scarff disclaims beneficial ownership). Includes 5,000 shares subject to Directors Stock Option Plan. Mr. Mumford and Mr. Scarff have indicated their intention to resign as directors prior to the effective date of the registration statement that contains this prospectus.

(10) Includes 30,000 shares subject to options under Directors Stock Option
     Plan.

(11) Includes 251,496 shares subject to options under Incentive Stock Option Plan and 1,319 shares held in a self-directed 401(k) plan.

(12) Includes 50,000 shares subject to options under Directors Stock Option
     Plan.

(13) The address of Kern Capital Management LLC is 114 West 47th Street, Suite 1926, New York, New York 10036.

(14) The address of Fidelity International Limited is Pembroke Hall, 42 Crowlane, Hamilton, Bermuda.

(15) In March 2000, the two Questor partnerships entered into an agreement that, without the consent of FleetBoston Robertson Stephens,Inc., the partnerships will not sell any of their remaining shares before the expiration of 135 days after the completion of this offering. After the thirtieth day following the effective date of the registration statement that contains this prospectus, the Questor partnerships may require us to register some or all of their remaining shares on a separate registration statement. Sales under this separate registration statement could begin to occur after completion of the 135 day period or at a later time, if the Questor partnerships defer their request to a later date. The address of Questor Partners Fund, L.P. and Questor Side-by-Side Partners, L.P. is 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810.

(16) The address of FMR Corp. is Pembroke Hall, 42 Crowlane, Hamilton, Bermuda.

(17) The address of BERU Aktiengesellschaft is Moerikestrasce 155, Ludwigsburg, Germany.

(18) Includes 561,433 shares subject to options under Directors Stock Option Plan and Incentive Stock Option Plan.

                                  UNDERWRITING

   The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., CIBC World Markets Corp. and FAC/Equities, a division of First Albany Corporation, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                       Number of
                                                                        Shares
                                                                       ---------
Underwriter
-----------
FleetBoston Robertson Stephens Inc. ..................................
CIBC World Markets Corp. .............................................
FAC/Equities, a division of First Albany Corporation .................
                                                                       ---------
  Total .............................................................. 2,500,000
                                                                       =========

   The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less
a concession of not in excess of $   per share, of which $   may be reallowed
to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

   The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

   We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 375,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 375,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

   The following table summarizes the compensation to be paid to the underwriters by IMPCO:

                                                                   Total
                                                            -------------------
                                                             Without    With
                                                       Per    Over-     Over-
                                                      Share allotment allotment
                                                      ----- --------- ---------
   Underwriting Discounts and Commissions
    payable by IMPCO................................. $     $         $
   Underwriting Discounts and Commissions
    payable by the selling stockholders.............. $     $         $

   IMPCO estimates expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $850,000.

 Indemnity

   The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

 Lock-Up Agreements

   Each of our executive officers and directors and certain of our other stockholders have agreed, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. This restriction terminates 135 days after the effective date of this prospectus. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time before the termination of the 135-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

   In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period.

 Listing

   The common stock is traded on the Nasdaq National Market under the symbol "IMCO."

 Stabilization

   The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Passive Market Making

   In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, Los Angeles, California. Certain matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Irvine, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at April 30, 1998 and 1999, and for each of the three years in the period ended April 30, 1999, as set forth in their reports. Such reports are included in this prospectus and incorporated by reference in the related registration statement. We have included our financial statements in the prospectus and our financial statement schedule is incorporated by reference in the registration statement in reliance upon Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registrations statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room located at 450 Fifth Street N.W., Washington, D.C., 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at "http://www.sec.gov".

   This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of IMPCO, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus. Information we later file with the SEC will automatically update and supersede this information.

   We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed. We incorporate by reference the documents listed below.

  1. Annual Report on Form 10-K for the fiscal year ended April 30, 1999.

  2. Quarterly Reports on Form 10-Q for the quarters ended July 31, 1999, October 31, 1999 and January 31, 2000.

  3. The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC.

  4. The description of our Stock Purchase Rights contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC on July 7, 1999.

  5. The Current Report on Form 8-K filed under Section 12 of the Exchange Act with the SEC on July 1, 1999.

  6. Definitive Revised Proxy Statement on Schedule 14-A filed with the SEC on October 4, 1999 and Definitive Proxy Statement on Schedule 14-A filed with the SEC on August 30, 1999.

   You may request a copy of these filings, at no cost, by contacting us at IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703,
(562) 860-6666. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents.

                            IMPCO TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Income.......................................... F-5

Consolidated Statements of Stockholders' Equity............................ F-6

Consolidated Statements of Cash Flows...................................... F-7

Notes to Consolidated Financial Statements................................. F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
IMPCO Technologies, Inc.

   We have audited the accompanying consolidated balance sheets of IMPCO Technologies, Inc. as of April 30, 1998 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMPCO Technologies, Inc. at April 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Long Beach, California
June 30, 1999

                            IMPCO TECHNOLOGIES, INC.
                          Consolidated Balance Sheets

                                             April 30,   April 30,  January 31,
                                               1998        1999        2000
                                            ----------- ----------- -----------
                                                                    (Unaudited)
                  ASSETS
Current assets:
  Cash..................................... $ 2,617,869 $ 2,009,208 $ 3,546,409
  Accounts receivable......................  14,528,000  22,209,363  27,140,461
   Less allowance for doubtful accounts....     314,794     535,824     550,980
                                            ----------- ----------- -----------
    Net accounts receivable................  14,213,206  21,673,539  26,589,481
  Inventories:
    Raw materials and parts................   9,565,310  10,694,453  16,407,880
    Work-in-process........................   1,055,411   1,208,423     987,156
    Finished goods.........................   7,308,190  10,804,309  12,806,125
                                            ----------- ----------- -----------
     Total inventories.....................  17,928,911  22,707,185  30,201,161
  Deferred tax assets......................   2,392,403   3,474,387   3,547,110
  Other current assets.....................   1,664,898   2,255,227   2,046,184
                                            ----------- ----------- -----------
   Total current assets....................  38,817,287  52,119,546  65,930,345

Equipment and leasehold improvements:
  Dies, molds and patterns.................   5,039,892   5,746,955   6,012,162
  Machinery and equipment..................   7,074,004   7,293,593   8,172,807
  Office furnishings and equipment.........   4,411,273   6,110,079   7,037,528
  Automobiles and trucks...................     557,332     500,057     516,299
  Leasehold improvements...................   2,288,022   2,965,366   3,285,924
  Land and buildings.......................     267,000          --          --
                                            ----------- ----------- -----------
                                             19,637,523  22,616,050  25,024,720
  Less accumulated depreciation and
   amortization............................  10,613,052  12,730,976  14,873,927
                                            ----------- ----------- -----------
    Net equipment and leasehold
     improvements..........................   9,024,471   9,885,074  10,150,793

Intangibles arising from acquisitions......  13,644,309  15,593,672  15,748,111
  Less accumulated amortization............   3,885,209   4,576,369   5,134,637
                                            ----------- ----------- -----------
  Net intangibles arising from
   acquisitions............................   9,759,100  11,017,303  10,613,474

Other assets...............................     576,953     540,239     576,643
                                            ----------- ----------- -----------
                                            $58,177,811 $73,562,162 $87,271,255
                                            =========== =========== ===========

          See accompanying notes to consolidated financial statements.

                            IMPCO TECHNOLOGIES, INC.
                          Consolidated Balance Sheets
                                  (Continued)


                                          April 30,    April 30,   January 31,
                                            1998         1999         2000
                                         -----------  -----------  -----------
                                                                   (Unaudited)
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................... $ 5,606,922  $ 8,294,977  $ 9,383,519
  Accrued payroll obligations...........   1,848,425    2,493,402    2,263,589
  Income taxes payable..................     746,587    1,261,009    1,705,037
  Other accrued expenses................   1,065,347    1,356,803    1,684,495
  Current maturities of long-term debt
   and capital leases...................   2,149,910    3,485,376    3,216,534
                                         -----------  -----------  -----------
   Total current liabilities............  11,417,191   16,891,567   18,253,174
Lines of credit.........................   3,047,805    5,551,300   15,834,045
Term loans..............................   5,619,395    5,411,326    3,581,169
Capital leases..........................   1,927,166    2,102,173    1,669,126
Deferred tax liabilities................     792,403      828,852      566,206

Minority interest.......................   1,068,500    1,327,825    1,704,316

Commitments and Contingencies                     --           --           --

Stockholders' equity:
  1993 Series 1 Preferred Stock, $0.01
   par value; 1998--5,950 shares
   authorized, issued and outstanding
   $5,950,000 liquidation value, 1999--
   none authorized......................   5,650,000           --           --
  Common stock, $.001 par value,
   authorized 25,000,000 shares;
   8,562,207 issued and outstanding at
   January 31, 2000 (7,091,601 at April
   30, 1998) (8,408,481 at April 30,
   1999)................................       7,092        8,408        8,562
  Additional paid-in capital relating to
   common stock.........................  38,386,357   45,375,995   46,294,497
  Shares held in trust..................     (36,759)     (68,946)    (100,526)
  Retained earnings (accumulated
   deficit).............................  (8,197,885)  (2,397,813)   1,450,757
  Foreign currency translation
   adjustment...........................  (1,503,454)  (1,468,525)  (1,990,071)
                                         -----------  -----------  -----------
   Total stockholders' equity...........  34,305,351   41,449,119   45,663,219
                                         -----------  -----------  -----------
                                         $58,177,811  $73,562,162  $87,271,255
                                         ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                            IMPCO TECHNOLOGIES, INC.
                       Consolidated Statements of Income

                                                                 Nine Months Ended
                              Fiscal Year Ended April 30            January 31
                          ----------------------------------- -----------------------
                             1997        1998        1999        1999        2000
                          ----------- ----------- ----------- ----------- -----------
                                                                    (Unaudited)
Revenue:
  Product sales.........  $58,436,508 $62,209,310 $75,820,926 $50,132,257 $76,759,293
  Contract revenue......    3,391,528   8,873,554  11,005,528   9,930,840   6,953,371
                          ----------- ----------- ----------- ----------- -----------
   Net revenue..........   61,828,036  71,082,864  86,826,454  60,063,097  83,712,664
Costs and expenses:
  Cost of product
   sales................   37,341,704  38,173,943  52,178,542  33,775,854  50,750,187
  Research and
   development expense..    7,724,894  12,061,609  11,611,758   8,559,538  10,541,744
  Selling, general and
   administrative
   expense..............   11,911,572  13,729,352  16,133,080  11,195,594  15,573,212
                          ----------- ----------- ----------- ----------- -----------
   Total costs and
    expenses............   56,978,170  63,964,904  79,923,380  53,530,986  76,865,143
Operating income........    4,849,866   7,117,960   6,903,074   6,532,111   6,847,521
Interest expense........    1,100,449     934,825   1,169,830     904,568   1,138,239
Gain on sale of 49%
 interest in
 subsidiary.............           --          --   2,169,405   2,169,405          --
                          ----------- ----------- ----------- ----------- -----------
Income before income
 taxes, minority
 interest in income of
 consolidated
 subsidiaries and
 dividends..............    3,749,417   6,183,135   7,902,649   7,796,948   5,709,282
Provision for income
 taxes..................      262,459     907,516   1,501,503   1,898,228   1,484,413
Minority interest in
 income of consolidated
 subsidiaries...........      261,667     410,554      70,532       7,529     376,299
                          ----------- ----------- ----------- ----------- -----------
Net income before
 dividends on preferred
 stock..................    3,225,291   4,865,065   6,330,614   5,891,191   3,848,570
Dividends on preferred
 stock..................      581,365     594,997     530,542     438,812          --
                          ----------- ----------- ----------- ----------- -----------
Net income applicable to
 common stock...........  $ 2,643,926 $ 4,270,068 $ 5,800,072 $ 5,452,379 $ 3,848,570
                          =========== =========== =========== =========== ===========
Net income per share:
  Basic.................  $      0.46 $      0.67 $      0.80 $      0.76 $      0.45
                          =========== =========== =========== =========== ===========
  Diluted...............  $      0.43 $      0.60 $      0.71 $      0.65 $      0.43
                          =========== =========== =========== =========== ===========
Number of shares used in
 per share calculation:
  Basic.................    5,722,382   6,333,769   7,293,160   7,178,115   8,462,958
                          =========== =========== =========== =========== ===========
  Diluted...............    6,130,542   8,155,476   8,975,629   9,008,848   8,947,709
                          =========== =========== =========== =========== ===========

          See accompanying notes to consolidated financial statements.

                            IMPCO TECHNOLOGIES, INC.
                Consolidated Statements Of Stockholders' Equity

                                                                    Nine Months
                                 Fiscal Year Ended April 30            Ended
                             -------------------------------------  January 31
                                1997         1998         1999         2000
                             -----------  -----------  -----------  -----------
                                                                    (Unaudited)
1993 Series 1 Preferred
 Stock:
  Beginning balance........  $ 5,650,000  $ 5,650,000  $ 5,650,000           --
  Preferred stock
   conversion..............                        --   (5,650,000)          --
                             -----------  -----------  -----------  -----------
    Ending balance.........    5,650,000    5,650,000           --           --
Common Stock:
  Beginning balance........        5,655        5,815        7,092        8,408
  Issuance of common stock
   (139,244, 57,796,
   192,116 and 153,726
   shares, respectively)
   resulting from the
   exercise of options
   pursuant to the stock
   option plans............          139           58          192          154
  Issuance of common stock
   (1,124,764 shares) under
   preferred stock
   conversion..............           --           --        1,124           --
  Issuance of common stock
   (20,775, 1,219,218, 0
   and 0 shares,
   respectively) resulting
   from the exercise of
   warrants................           21        1,219           --           --
                             -----------  -----------  -----------  -----------
    Ending balance.........        5,815        7,092        8,408        8,562
Additional Paid-in Capital:
  Beginning balance........   28,746,994   29,342,121   38,386,357   45,375,995
  Issuance of common stock
   resulting from the
   exercise of options
   pursuant to the stock
   option plans............      439,335      194,271    1,433,763      918,502
  Issuance of common stock
   under preferred stock
   conversion..............           --           --    5,648,875           --
  Issuance of common stock
   resulting from the
   exercise of warrants....      155,792    8,453,063           --           --
  Reduction in current tax
   liability related to
   stock options...........           --      303,902           --           --
  Other....................           --       93,000      (93,000)          --
                             -----------  -----------  -----------  -----------
    Ending balance.........   29,342,121   38,386,357   45,375,995   46,294,497
Shares held in trust for
 deferred compensation
 plan, at cost (1,032,
 2,572, 2,395 and 2,614
 shares, respectively).....       (8,814)     (36,759)     (68,946)    (100,526)
Retained earnings
 (accumulated deficit)
  Beginning balance........  (15,111,879) (12,467,953)  (8,197,885)  (2,397,813)
  Net income applicable to
   common stock............    2,643,926    4,270,068    5,800,072    3,848,570
                             -----------  -----------  -----------  -----------
    Ending balance.........  (12,467,953)  (8,197,885)  (2,397,813)   1,450,757
Accumulated Other
 Comprehensive Income:
  Beginning balance........      (34,748)    (458,061)  (1,503,454)  (1,468,525)
  Foreign currency
   translation adjustment..     (423,313)  (1,045,393)      34,929     (521,546)
                             -----------  -----------  -----------  -----------
    Ending balance.........     (458,061)  (1,503,454)  (1,468,525)  (1,990,071)
                             -----------  -----------  -----------  -----------
Total stockholders'
 equity....................  $22,063,108  $34,305,351  $41,449,119  $45,663,219
                             ===========  ===========  ===========  ===========
Comprehensive Income:
  Net income...............  $ 2,643,926  $ 4,270,068  $ 5,800,072  $ 3,848,570
  Foreign currency
   translation adjustment..     (423,313)  (1,045,393)      34,929     (521,546)
                             -----------  -----------  -----------  -----------
Comprehensive Income.......  $ 2,220,613  $ 3,224,675  $ 5,835,001  $ 3,327,024
                             ===========  ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                            IMPCO TECHNOLOGIES, INC.
                     Consolidated Statements of Cash Flows

                                                                    Nine Months Ended
                                  Year Ended April 30                  January 31
                          -------------------------------------  ------------------------
                             1997         1998         1999         1999         2000
                          -----------  -----------  -----------  -----------  -----------
                                                                       (Unaudited)
Cash flows from
 operating activities:
 Net income.............  $ 3,225,291  $ 4,865,065  $ 6,330,614  $ 5,891,191  $ 3,848,570
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
  Amortization of
   intangibles arising
   from acquisition.....      263,998      455,645      691,419      393,826      422,340
  Depreciation and other
   amortization.........    2,452,594    2,457,679    2,749,704    2,062,704    2,344,951
  (Gain) loss on
   disposal of assets...           --       30,926     (106,515)     (47,028)        (320)
  Gain on sale of 49%
   interest in
   subsidiary...........           --           --   (2,169,405)  (2,169,405)          --
  Deferred taxes........     (272,856)     372,856    1,045,535      900,000     (335,369)
  Increase in accounts
   receivable...........   (2,750,026)  (3,396,372)  (7,636,517)  (3,207,301)  (3,477,012)
  Increase in
   inventories..........     (385,003)  (3,665,033)  (2,319,450)  (1,953,689)  (6,249,549)
  Increase (decrease) in
   accounts payable.....       58,508    1,178,829    2,941,749      330,395     (433,772)
  Increase (decrease) in
   accrued expenses.....      799,321     (806,387)    (594,045)     701,321   (2,545,268)
  Minority interests in
   income of
   consolidated
   subsidiaries.........      261,667      410,554       70,532        7,529      376,299
  Other, net............       54,381     (396,229)    (563,867)     313,471    1,295,718
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
 (used in) operating
 activities.............    3,707,875    1,507,533      439,754    3,223,014   (4,753,412)
Cash flows from
 investing activities:
 Purchases of equipment
  and leasehold
  improvements..........   (1,702,477)  (3,219,766)  (2,797,787)  (2,150,774)  (2,412,520)
 Purchases of
  businesses............   (4,729,394)  (2,813,197)  (5,831,412)  (4,097,903)          --
 Proceeds from sale of
  49% interest in
  subsidiary............           --           --    3,500,000           --           --
 Proceeds from sales of
  equipment.............       74,319      270,001      587,456      475,626       46,546
 Other, net.............      (28,637)          --           --           --      (45,752)
                          -----------  -----------  -----------  -----------  -----------
Net cash used in
 investing activities...   (6,386,189)  (5,762,962)  (4,541,743)  (5,773,051)  (2,411,726)

Cash flow from financing
 activities:
 Increase (decrease) in
  borrowings under lines
  of credit.............    2,050,000   (2,407,382)   2,454,928     (443,805)  10,379,330
 Payments on notes
  payable...............   (1,083,615)    (328,839)          --           --           --
 Proceeds from issuance
  of notes payable......      558,685           --           --           --           --
 Payments on term
  loans.................   (1,035,454)  (4,074,197)  (5,501,361)  (3,216,827)  (1,877,126)
 Proceeds from issuance
  of bank term loans....    3,968,750    3,992,521    6,631,560    5,288,000           --
 Payments of capital
  lease obligation......     (297,961)    (461,023)    (934,182)    (654,729)    (518,137)
 Proceeds from issuance
  of common stock.......      595,288    8,924,568    1,400,297    1,005,532      887,076
 Dividends on preferred
  stock.................     (581,365)    (594,997)    (530,542)    (438,812)          --
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
 financing activities...    4,174,328    5,050,651    3,520,700    1,539,359    8,871,143
Translation adjustment..     (331,259)    (153,256)     (27,372)     (61,390)    (168,804)
Net increase (decrease)
 in cash................    1,164,755      641,966     (608,661)  (1,072,068)   1,537,201
Cash at beginning of
 period.................      811,148    1,975,903    2,617,869    2,617,869    2,009,208
                          -----------  -----------  -----------  -----------  -----------
Cash at end of period...  $ 1,975,903  $ 2,617,869  $ 2,009,208  $ 1,545,801  $ 3,546,409
                          ===========  ===========  ===========  ===========  ===========


          See accompanying notes to consolidated financial statements.

                            IMPCO TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   (a) Basis of presentation and description of the business--The consolidated financial statements of IMPCO Technologies, Inc. ("IMPCO" or the "Company") [effective September 15, 1997, AirSensors, Inc. changed its name to IMPCO Technologies, Inc.] include the accounts of the Company and its majority owned subsidiary IMPCO-BERU Technologies B.V. ("IMPCO BV") [Effective January 29, 1999, IMPCO Technologies B.V. changed its name to IMPCO-BERU Technologies B.V.], its majority owned subsidiary Grupo I.M.P.C.O. Mexicano, S. de R.L. de C.V. ("IMPCO Mexicano") [Effective January 20, 1998, Industrias Mexicanas de Productos de Combustibles, S. de R.L. de C.V. changed its name to Grupo I.M.P.C.O. Mexicano, S. de R.L. de C.V.] and its wholly-owned subsidiaries IMPCO Technologies, Pty. Limited ("IMPCO Pty") and IMPCO Tech Japan K.K. ("IMPCO Japan"). All significant intercompany accounts and transactions have been eliminated in consolidation.

   The Company is a designer, manufacturer and supplier of fuel storage, fuel delivery and electronic control systems that allow internal combustion engines and fuel cells to operate using clean fuels such as hydrogen, propane, natural gas and methanol.

   (b) Interim Financial Information--The interim financial information at January 31, 2000 and for the nine months ended January 31, 2000 and 1999 is unaudited. In the opinion of management, the interim information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

   (c) Inventories--Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

   (d) Property, plant and equipment--Property, plant and equipment are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method over the assets' estimated useful lives, ranging from three to seven years. Amortization of leasehold improvements, and equipment financed by the Company's capital lease facility or capital expenditure facility, is provided using the straight-line method over the shorter of the assets' estimated useful lives or the lease terms.

   (e) Intangibles arising from acquisitions--Intangibles arising from acquisitions, primarily goodwill, are recorded based on the excess of the cost of the acquisition over amounts assigned to tangible assets and liabilities. Intangible assets arising from acquisitions are amortized using the straight-line method over their estimated lives of twenty years.

   (f) Warranty costs--Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

   (g) Research and development costs--Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized.

   (h) Contract revenue recognition--Contract revenue for customer funded research and development is principally recognized by the percentage of completion method. Amounts expected to be realized on contracts are based on the Company's estimates of total contract value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts.

                            IMPCO TECHNOLOGIES, INC.

   (i) Minority interests in subsidiaries--In October 1995, IMPCO purchased 51% of IMPCO BV. In May 1998, IMPCO purchased the remaining 49% of IMPCO BV. Subsequently, in January 1999, IMPCO sold a 49% share of IMPCO BV. In July 1996, IMPCO acquired IMPCO Pty, which included a 50% share in a subsidiary ("Gas Parts, NSW"). In January 1998, IMPCO Pty acquired the remaining 50% of Gas Parts, NSW. In January 1999, IMPCO Pty acquired 51% of IMPCO SA. In December 1997, IMPCO acquired a 90% interest in IMPCO Mexicano. Minority interests represents the minority stockholder's proportionate share of equity in the IMPCO BV, Gas Parts, NSW, IMPCO SA and IMPCO Mexicano subsidiaries. The balance sheet amounts in minority interest at April 30, 1999 and January 31, 2000 represent 49% of the equity held by the single minority stockholder in IMPCO BV, 10% of the equity held by the single minority stockholder in IMPCO Mexicano and 49% of the equity held by the single minority stockholder in IMPCO SA.

   (j) Net income per share--Basic income per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock outstanding, all common stock equivalents, and if dilutive, shares issued upon conversion of preferred stock.

   (k) Stock based compensation--In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting of Stock Based Compensation," which established accounting and reporting standards for stock based employee compensation plans effective after fiscal year 1996. SFAS 123 encourages entities to adopt the fair value based method of accounting; however it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board No. 25. Such entities who elect to remain on the "intrinsic value based" method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS 123, but has provided pro forma disclosures (see note 7).

   (l) Impairment of long-lived assets and long-lived assets to be disposed of--Impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write down the value of the assets recorded in the balance sheet.

   (m) Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (n) Reclassifications--Certain prior year amounts have been reclassified to conform to current presentations.

   (o) Foreign currency translation--Assets and liabilities of the Company's foreign subsidiaries are generally translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a foreign currency component of other comprehensive income in stockholders' equity.

   Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that operate as a hedge of an identifiable

                            IMPCO TECHNOLOGIES, INC.

foreign currency commitment, are included in the results of operations as incurred.

   (p) Financial instruments--The Company's financial instruments recorded on the balance sheet include short-term bank debt and long-term bank debt. At April 30, 1999 and January 31, 2000, off balance sheet derivative financial instruments included foreign currency forward contracts and interest rate swap agreements (see note 4).

   The Company enters into foreign currency forward contracts to hedge indentifiable foreign currency commitments. Foreign currency contracts reduce the Company's exposure to unfavorable fluctuations in foreign currencies versus the U.S. dollar. Realized gains and losses on these contracts are included in the measurement of the related foreign currency transaction.

   Interest rate swap agreements are used by the Company to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount and tenor as the related debt instrument principle.

Accounting Pronouncements

   The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards (SFAS) which are applicable to the Company. SFAS 130, "Reporting Comprehensive Income," which was effective for fiscal years beginning after December 15, 1997; SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997; and, SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities," which is effective for fiscal years beginning after June 15, 1999.

   SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The changes in cumulative translation adjustments, reported through stockholders' equity, is currently the Company's only component of comprehensive income. The Company adopted this standard in fiscal year 1999.

   SFAS 131 requires a public enterprise to report financial and descriptive information about its reportable operating segments based upon the manner in which management organizes segments within the enterprise for making operating decisions and assessing performances. The Company adopted this standard in fiscal year 1999 (see Note 10).

   SFAS 133 requires derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. The accounting treatment and criteria for each of the three types of hedges is unique. Changes in fair value of derivatives that do not meet the criteria of one of these three categories of hedges would be included in income. SFAS 133 was amended by SFAS 137, which delayed its effective date. The Company has not determined what impact, if any, it will have on its financial position, results of operations and cash flows. Currently, the Company does not anticipate adopting this standard before May 1, 2001.

                            IMPCO TECHNOLOGIES, INC.

   The Financial Accounting Standards Board has also recently issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The new rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company is considering the effects these changes make and will implement any changes to their plans as deemed appropriate.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is currently evaluating the impact of SAB 101. The Company does not believe that their evaluation will result in any material change to their revenue recognition policies.

2. Acquisitions

   Ateco Automotive Pty. Ltd. On July 1, 1996, the Company acquired certain operating assets of Ateco Automotive Pty. Ltd. ("Ateco") for approximately US$6,500,000. Ateco, an Australian private company, has distributed IMPCO's gaseous fuel carburetion systems and related devices for use with internal combustion engines since 1969 through its Gas Division near Melbourne, Australia.

   In order to effectuate the transaction, IMPCO established a wholly-owned subsidiary in Australia, IMPCO Technologies Pty. Limited ("IMPCO Pty"). The acquisition of Ateco has been accounted for under the purchase method of accounting and the acquired operations have been included in the consolidated financial statements since the date of acquisition. The assets acquired by IMPCO Pty primarily consist of accounts receivable, inventories, equipment, a note, business goodwill, distribution rights in Australia, and a 50% interest in Ateco's sub-distributor, Gas Parts, NSW.

   The purchase price was financed through approximately $4,000,000 of term loans provided by Bank of America NT&SA and its Sydney Australia Branch. The term loans are both three-year loans with a five-year amortization schedule and interest at market rates. In addition, accounts receivable due to IMPCO by Ateco, totaling approximately $1,852,000, were offset against the purchase price. The balance of the purchase price was paid with proceeds from IMPCO's then existing line of credit with Bank of America NT&SA. The Company recognized approximately $3,601,000 of intangible assets arising from acquisitions, which is being amortized over 20 years.

   IMPCO Technologies B.V. On October 31, 1995, the Company acquired 51% of the outstanding stock of Media, a private company in the Netherlands, from Centradas B.V., a private company in the Netherlands, for cash in the amount of fl.3,187,500 (US$2,023,000). IMPCO BV has distributed IMPCO's gaseous fuel carburetion systems and related devices for use in internal combustion engines since 1972. IMPCO BV services the European marketplace from its headquarters in the Netherlands and through its subsidiaries in Germany, France and the United Kingdom.

   This acquisition was financed through a term loan provided by Bank of America NT&SA which is being repaid over a five-year period with interest at market rates [See Note 3]. The acquisition of IMPCO BV has been accounted for under the purchase method of accounting and has been included in the consolidated financial statements since the date of acquisition. The Company recognized $2,100,000 of intangible assets arising from the acquisition which is being amortized on the straight-line method over 20 years.

   On May 1, 1998 the Company purchased the remaining 49% of IMPCO BV from Depa Holding B.V. for fl.1,400,000 (US$692,521). As a condition precedent to the purchase of the outstanding shares, IMPCO BV retired the debt outstanding to Depa Holding B.V. with the proceeds from the term loan granted by Bank of America NT&SA (See Note 3).

                            IMPCO TECHNOLOGIES, INC.

   On January 28, 1999, the Company sold this 49% interest in IMPCO BV to BERU Aktiengesellschaft, an international OEM and aftermarket supplier of diesel and automotive engine components and systems, for $3,500,000 in cash. The Company recorded a pre-tax gain of $2,169,000 and an after-tax gain of $1,757,000, or $0.20 per share on a diluted basis.

   Algas Carburetion. On December 5, 1997, the Company purchased certain manufacturing equipment and inventory of the Algas Carburetion Division of PGI International. The purchase price of US$2,400,000 was paid in cash. On the same day, the Company acquired a 90% interest in Industrias Mexicanas de Productos de Combustibles, S. de R.L. de C.V. The purchase price of $961,000 was paid in cash. Immediately prior to the Company's acquisition of a 90% ownership interest in Grupo I.M.P.C.O. Mexicano, Grupo I.M.P.C.O. Mexicano acquired certain operating assets of the carburetion division of Algas Mexicana, de R.L. de C.V. These acquisitions were financed by term loans of approximately $3.3 million provided by Bank of America NT&SA.

   Edo Canada, Ltd. On December 12, 1997, the Company purchased from the bankruptcy trustee of EDO Canada, Ltd. certain development, testing, quality control and manufacturing equipment used for the manufacture of storage tanks for compressed natural gas. The purchase price of US$790,000 was paid in cash and was primarily financed through Bank of America's BA Capital Leasing.

   Gas Parts (NSW) Pty. Ltd. On January 31, 1998, the Company's wholly-owned subsidiary, IMPCO Pty, acquired the remaining 50% ownership interest in Gas Parts for A$225,000 (US$148,500) in cash. This acquisition was accounted for using the purchase method of accounting for step-acquisitions. Excess purchase price over fair market value of the underlying assets was allocated to goodwill.

   Crusader Engine Division. On December 4, 1998, the Company acquired certain operating assets of the Crusader Engine division of Thermo Power Corporation, a subsidiary of Thermo Power Electron Corporation, for approximately $3,880,000. The Crusader Engine division provides engine dressing and related devices for material handling engines. The Company funded $3,190,000 of the purchase price using the Bank of America NT&SA acquisition facility and $710,000 using the Bank of America NT&SA capital lease facility. These assets currently comprise the Company's Industrial Engine Systems business. This acquisition was accounted for under the purchase method of accounting and has been included in the consolidated financial statements since the date of acquisition. Goodwill of approximately $662,000 was recognized with tangible net assets acquired consisting of $2,500,000 in inventory and $718,000 in fixed assets.

   Mikuni Corporation. In March 1999, the Company purchased a dormant company in Japan for US$126,000 in order to establish IMPCO Tech Japan K.K. (IMPCO Japan). On March 31, 1999, IMPCO Japan, purchased certain manufacturing equipment and inventory of the Fukuoka Division of Mikuni Corporation. The purchase price of US$1,325,000 was paid in cash. The acquisition was financed through a yen-denominated term loan provided by the Hong Kong and Shanghai Banking Corporation, Osaka Branch, which is being repaid over a five-year period with interest at market rates [See Note 3]. This acquisition was accounted for under the purchase method of accounting and has been included in the consolidated financial statements since the date of acquisition. Goodwill of approximately $944,000 was recognized with tangible net assets acquired consisting of $362,000 in inventory and $19,000 in fixed and other assets.

   The unaudited pro forma financial information reflects the consolidated results of operation of the Company as if the aforementioned fiscal year 1999 acquisitions had taken place at the beginning of the

                            IMPCO TECHNOLOGIES, INC.

respective periods. The pro forma information includes adjustments for the interest expense that would have been incurred to finance the acquisitions, additional depreciation based on the fair value of the property, plant and equipment acquired and the amortization of intangibles arising from the transactions. The pro forma information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

                                                      Fiscal Years   Nine Months
                                                     Ending April 30    Ended
                                                     --------------- January 31
                                                      1998    1999      1999
                                                     ------- ------- -----------
                                                             (Unaudited)
Revenue............................................. $84,742 $93,646   $66,467
Net earnings........................................   4,178   5,865     5,581
Earnings per share--Basic........................... $  0.66 $  0.81   $  0.78
Earnings per share--Diluted......................... $  0.59 $  0.72   $  0.66

3. Debt Payable

   The Company's debt payable at April 30,1999 and January 31, 2000 is summarized as follows:

                                                        April 30   January 31
                                                          1999        2000
                                                       ----------- -----------
                                                                   (Unaudited)
(a) Bank of America NT&SA
    Revolving line of credit.......................... $ 5,360,000 $13,000,000
    Mexican peso line of credit.......................     107,000     643,000
    Term loan for acquisition of Media................     615,000     308,000
    Term loan for acquisition of ALGAS................   2,475,000   1,980,000
    Term loan for acquisition of IMPCO BV.............     554,000     485,000
    IMPCO BV term loan................................   1,714,000   1,202,000
    Term loans for future acquisitions................   1,231,000     752,000
    Capital lease and expenditure facilities..........   2,928,000   4,090,000
(b) Term Loan--Depa Holding B.V. .....................          --          --
(c) Credit facility--Mees Pierson.....................          --          --
(d) The Hong Kong and Shanghai Banking Corporation
    Ltd.
    Term loan for acquisition of Mikuni...............   1,341,000   1,267,000
    Line of credit....................................      84,000     466,000
Other.................................................     141,000     108,000
                                                       ----------- -----------
                                                        16,550,000  24,301,000
Less current portion..................................   3,485,000   3,217,000
                                                       ----------- -----------
                                                       $13,065,000 $21,084,000
                                                       =========== ===========

 (a) Bank of America NT&SA

   At April 30, 1999, IMPCO's credit facility with Bank of America NT&SA (Bank) included a $12 million revolving line of credit, a $6,000,000 term loan facility for possible future acquisitions, a $6,525,000 capital lease facility and a standby letter of credit to expire August 31, 2000. The credit facility provided a Mexican peso line of credit equivalent to $1,000,000 for IMPCO Mexicano and was included as part of the revolving line of credit. The standby letter of credit was used to guarantee the credit facilities granted by the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch (refer to (d) below).

                            IMPCO TECHNOLOGIES, INC.

   Also as of April 30, 1999, IMPCO BV has a credit facility with Bank of America NT&SA through its Amsterdam branch. The facility includes a term loan for $2,100,000 or an equivalent amount in freely convertible foreign currencies.

   On September 13, 1999, IMPCO amended its credit facility with Bank of America NT&SA by increasing the revolving line of credit to $20 million and extending the term for a twelve month period ending August 31, 2001. The amended credit facility also added a $6,000,000 non-revolving line of credit (due August 31, 2000) for possible future acquisitions, a $3,000,000 non-revolving line of credit for future capital expenditures (due August 31, 2000) and a Mexican peso line of credit equivalent to $3,000,000 (due August 31, 2001) for IMPCO Mexicano. Those portions of the credit facility that are due August 31, 2000 have an option to convert each of them to a term loan payable in five years. The Company intends to exercise this option.

   Including the revolving line of credit, the capital expenditures facilities, the capital lease facility, the standby letter of credit and the acquisition facilities, the total Bank of America NT&SA credit facility was approximately $27,444,000 at April 30, 1999 and $39,091,000 at January 31, 2000. Details
about each of the components of the Company's credit facility at April 30, 1999 and January 31, 2000 follows. Term loans obtained for prior acquisitions are also described.

   Revolving Line of Credit. The $12 million revolving line of credit at April 30, 1999 bore interest, payable monthly, at a fluctuating per annum rate equal to the Bank's reference rate minus one-half of one percentage point (7.25% on April 30, 1999). The Company could elect to have all or portions of the line bear interest at an alternative interest rate established by the Bank (offshore rate). The offshore rate was 6.16% on April 30, 1999. Of the $5,360,000 outstanding line of credit balance at April 30, 1999, 860,000 was subject to the reference rate and $4,500,000 was subject to the offshore rate.

   For U.S. borrowings under the Mexican portion of the revolving credit line at April 30, 1999, interest, payable monthly, was at a fluctuating per annum rate equal to the Bank's reference rate or the London Interbank Offering Rate (LIBOR) plus 1.75% (6.6525% at April 30, 1999). For Mexican borrowings, under the revolving line of credit at April 30, 1999, interest, payable monthly, was at a fluctuating per annum rate equal to the Bank of America Mexico (BAMSA) cost of funds plus 1.50% or the TIIE plus 1.50% (23.59% at April 30, 1999). The TIIE is the Interbank Interest Equilibrium Rate calculated by the Bank of Mexico for the most recent period of twenty-eight (28) days prior to commencement of the interest period. The Company may prepay the facility, in full or in part, upon two-business days notice, subject to break funding costs, if any. The minimum prepayment was US$250,000. At April 30, 1999, the total outstanding line of credit balance of $107,000 was subject to the BAMSA cost of funds rate of 26.25%.

   The amended revolving line of credit bears interest, payable monthly, at a fluctuating rate per annum equal to the Bank's reference rate minus one-half to one-quarter of one percentage point, depending on certain financial ratios, as defined. Alternatively, the Company may elect to have all or portions of the line based on an offshore rate, which may also vary depending on certain financial ratios, as defined. At January 31, 2000, the outstanding line of credit balance was $13,000,000 of which $1,000,000 was subject to the Bank's reference rate less .50%, or 8.00%. Additionally, $7,000,000 and $5,000,000 were subject to the offshore rate of 7.43% and 7.11%, respectively. The Mexican peso line of credit at January 31, 2000 totaled $643,000 and was subject to a rate based on the BAMSA cost of funds of 22.00% (See description of rate above).

   It is management's intent to renew the amount of its present long-term obligation under the revolving line of credit for an uninterrupted period extending beyond one year from the balance sheet date.

   The amended facility may be used for financing commercial letters of credit with a maximum maturity of 180 days and standby letters of credit with a maximum maturity of five years not to extend beyond August 30, 2002. The amount of letters of credit outstanding at any one time may not exceed $1,000,000 for commercial

                            IMPCO TECHNOLOGIES, INC.

letters of credit and $750,000 for standby letters of credit. The maximum amount available at any one time on the revolving line of credit and the commercial letters of credit is $20,000,000. At January 31, 2000, a standby letter of credit totaling $375,000 was outstanding. At April 30, 1999, a standby letter of credit under the previous credit facility totaling $375,000 was outstanding.

   Term Loan for Acquisition of Media. This term loan bears interest, payable on a monthly basis, at the Bank's reference rate. The Company may elect to have all or portions of the term loan bear interest at an alternative interest rate agreed upon by the Bank and IMPCO for periods of not less than 30 days nor more than one year. The alternative interest rate is based on the offshore rate plus 1.50%. Each alternative rate portion must be for an amount not less than $500,000 and may not include any portion of principal that is scheduled to be repaid before the last day of the applicable interest period. On October 20, 1997, the Company entered into a 34 month interest rate swap agreement with Bank of America NT&SA ending August 31, 2000, that fixes the interest rate on the facility at 7.90%. At April 30, 1999, the total outstanding balance was $615,000. At January 31, 2000, the total outstanding balance was approximately $308,000.

   Term Loan for the Acquisition of ALGAS. This term loan bears interest, payable on a monthly basis, at the Bank's reference rate. The Company may elect to have all or portions of the term loan bear interest at an alternative interest rate agreed upon by the Bank and IMPCO for periods of not less than 30 days nor more than one year. The alternative interest rate is based on the offshore rate plus 1.75%. Each alternative rate portion must be for an amount not less than $500,000 and may not include any portion of principal that is scheduled to be repaid before the last day of the applicable interest period. On February 3, 1998, the Company entered into a 58-month interest rate swap agreement with the Bank ending December 5, 2002 that fixes the interest rate on the facility at 7.74%. At April 30, 1999, the total outstanding balance was, $2,475,000. At January 31, 2000, the total outstanding balance was $1,980,000.

   Term Loan for the Acquisition of IMPCO BV. This term loan bears interest, payable on a monthly basis, at the Bank's reference rate. The Company may elect to have all or portions of the term loan bear interest at an alternative interest rate agreed upon by the Bank and IMPCO for periods of not less than 30 days nor more than one year. The alternative interest rate is based on the offshore rate plus 1.75%. Each alternative rate portion must be for an amount not less than $500,000 and may not include any portion of principal that is scheduled to be repaid before the last day of the applicable interest period. On May 29, 1998, the Company entered into a 59-month interest rate swap agreement with the Bank ending April 15, 2003 that fixes the interest rate on the facility at 7.80%. At April 30, 1999, the total outstanding balance was $554,000. At January 31, 2000, the total outstanding balance was $485,000.

   IMPCO BV Term Loan. On April 29, 1998 IMPCO BV entered into a credit facility with Bank of America NT&SA through its Amsterdam branch. The facility includes a term loan for $2,100,000 or an equivalent amount in freely convertible foreign currencies. On May 1, 1998 IMPCO BV borrowed fl.4,200,000 to refinance the existing term loan with Depa Holdings as a condition precedent to the sale of the minority shares in IMPCO BV. This term loan bears interest, payable on a monthly basis, at the Euro Interbank Offered Rate for the corresponding period of the advance, plus 1.50%. The Company will repay principal in 20 successive quarterly installments. The first 19 installments will be equal to fl.210,000 with the last installment equal to the remaining balance. The term loan may be prepaid, with payments applied in inverse order of maturity, in whole or in part, at any time. At April 30, 1999, the outstanding balance of fl.3,570,000 (US$1,714,000) bore an interest rate of 4.27%. At January 31, 2000, the outstanding balance of fl.2,730,000 (US$1,202,000) bore an interest rate of 5.00%.

   Term Loans for Future Acquisition(s). At April 30, 1999 the term loan facility bore interest, payable on a monthly basis, at the Bank's reference rate. The Company could elect to have all or portions of the term loan bear interest at an alternative interest rate agreed upon by the Bank and IMPCO for periods of not less than 30

                            IMPCO TECHNOLOGIES, INC.

days nor more than one year. The alternative interest rate was based on the offshore rate plus 1.50%. Each alternative rate portion was for an amount not less than $500,000 and may not include any portion of principal that is scheduled to be repaid before the last day of the applicable interest period. The Company is repaying principal in 20 successive quarterly installments, starting on the last day of the third month after funding. The first 19 installments are equal to 1/19 of the original principal amount with the last installment equal to the remaining balance. The term loan may be prepaid, with payments applied in inverse order of maturity, in whole or in part, at any time.

   On December 4, 1998 the Company used $3,190,000 of the then existing $6,000,000 term loan for the acquisition of Crusader Engines. On February 12, 1999 the Company made a partial prepayment on this loan in the amount of $1,800,000. At April 30, 1999, the outstanding balance of $1,231,000 was subject to the offshore rate of 6.52%. At January 31, 2000 the outstanding balance was $752,000, subject to a fixed interest rate of 7.61%.

   In accordance with the amended credit facility on September 13, 1999, the Company obtained a new $6,000,000 non-revolving line of credit for possible future acquisitions due August 31, 2000. This line of credit bears interest at the Bank's reference rate or an optional offshore rate. There were no amounts outstanding under this loan at January 31, 2000.

   Capital Lease and Expenditure Facilities. The capital lease facility at April 30, 1999 was available in incremental draws of $50,000 or more to finance acquisitions of equipment such as machinery, dies, molds, office furniture, and motor vehicles. At April 30, 1999, approximately $2,928,000 was outstanding under the capital lease facility. Each draw is being repaid in twenty consecutive quarterly installments. Each draw bears interest at either a variable rate or fixed rate of interest. The fixed rate of interest was the U.S. Treasury note bond-equivalent yield per annum corresponding to the number of months remaining on the draw, plus 2.40 percentage points. The variable rate of interest was equal to Bank's London Branch 3-month LIBOR rate plus 2.00 percentage points. At April 30, 1999, all draws were subject to the variable rate of interest. The short-term portion of the capital lease facility is included in current maturities of short-term debt on the Company's balance sheet. On May 29, 1998, the Company entered into a 59-month interest rate swap agreement with Bank of America NT&SA ending April 15, 2003 that fixes the interest rate on $2,578,000 of the facility at 8.50% for fundings 1 through 18, 8.20% for fundings 19 through 24 and 8.05% for funding 25 through 29. At January 31, 2000 no further borrowings were available under this capital lease facility in accordance with the amended credit facility.

   If the Company exercises an early termination option before the scheduled expiration date of a capital lease, a termination charge will be assessed. The termination charge is a sliding percentage (not to exceed 3%) of the balance on the lease at time of termination.

   At January 31, 2000, approximately $2,365,000 was outstanding under this facility, of which approximately $480,000 was fixed at 8.50% and approximately $862,000 was fixed at 8.20%. The remaining balance of approximately $1,023,000 was subject to the variable rate of interest based on Bank of America's London Branch 3-month LIBOR rate plus 2.15 percentage points (8.08% as of January 31,
2000).

   The amended credit facility provides for a $3,000,000 non-revolving capital expenditure line of credit due August 31, 2000. This line of credit bears interest at the Bank's reference rate or an optional offshore rate. At January 31, 2000, the outstanding balance was $1,725,000 bearing interest at 7.37%.

   Standby Letter of Credit. In order to secure yen denominated credit facilities for IMPCO Japan, the Company was required to post a standby letter of credit for the total available credit facility granted by the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. The original amount of the facility is (Yen)220,000,000 (US$1,833,000) and will decrease quarterly as payments are made on the underlying outstanding

                            IMPCO TECHNOLOGIES, INC.

debt. The cost of the facility is 1.00% per annum of the amount outstanding. On April 30, 1999, the amount outstanding under the standby letter of credit was $1,844,000. On January 31, 2000, the amount outstanding under the standby letter of credit was $1,825,000.

   Loan Covenants And Collateral. The Bank's credit facility contains certain restrictions and financial covenants, including liquidity, tangible net worth and cash flow coverage thresholds, as well as limitations on other indebtedness, and is secured by substantially all of the Company's assets. At April 30, 1999 and January 31, 2000, the Company was in compliance with all covenants.

 (b) Term Loan--Depa Holding B.V.

   On May 1, 1998, as a condition precedent to the sale of the minority shares held by Depa Holding B.V., IMPCO BV retired this facility from the proceeds of the term loan facility granted by Bank of America NT&SA.

 (c) Credit Facility--Mees Pierson

   In February 1996, IMPCO BV secured a fl. 3,000,000 (US$1,440,300) revocable credit facility with Mees Pierson, a financial institution in the Netherlands. The interest rate is determined weekly based on a weighted average of several money market indices. IMPCO BV's borrowings under this facility may not exceed the combined total of a specified amount of its accounts receivable (70% of book value) and inventory (50% of book value). At April 30, 1999, the interest rate was 5.25% and there was no outstanding balance on the credit facility. At January 31, 2000, there was no outstanding balance.

 (d) The Hong Kong and Shanghai Banking Corporation Ltd.

   Term Loan for the Acquisition of Mikuni. On March 29, 1999, IMPCO Japan secured a (Yen)160,000,000 (US$1,490,000) term loan facility with the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. This term loan bears interest, payable on a quarterly basis, at the Euroyen London Interbank Offer Rate plus 1.60%. The Company may elect to lock the interest rate on the loan for periods of not less than 30 days nor more than 6 months. At April 30, 1999, the outstanding loan balance of (Yen)160,000,000 (US$1,341,000) bore an interest rate of 1.794%. At January 31, 2000, the outstanding loan balance of
(Yen)136,000,000 (US$1,267,000) bore an interest rate of 1.905%.

   Line of Credit. On March 29, 1999, IMPCO Japan secured a (Yen)60,000,000 (US$559,000) revolving term loan facility with the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. This term loan bears interest, payable on a quarterly basis, at the Euroyen London Interbank Offer Rate plus 1.60%. The Company may elect to lock the interest rate on the loan for periods of not less than 30 days nor more than 6 months. At April 30, 1999, the outstanding loan balance of (Yen)10,000,000 (US$84,000) bore an interest rate of 1.794%. At January 31, 2000, the outstanding loan balance of (Yen)50,000,000 (US$466,000) bore an interest rate of 1.902%.

   Annual maturities of long-term debt, excluding capital leases (see Note 6) for the five years subsequent to May 1, 1999 are as follows: 2000-$2,400,000; 2001-$7,700,000; 2002-$1,300,000; 2003-$1,200,000; 2004-$500,000; and
thereafter-$300,000.

4. Derivative Financial Instruments and Fair Value of Financial Instruments

   The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

                            IMPCO TECHNOLOGIES, INC.

   Foreign Currency Management. The results and financial condition of the Company's international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. Dollar. The Company's exposure to fluctuations in currency exchange rates has increased as a result of the growth of its international subsidiaries. The functional currency for all of the Company's international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. Dollar increases costs incurred by the subsidiaries because most of its international subsidiaries' inventory purchases are U.S. Dollar denominated. The Company monitors this risk and attempts to minimize the exposure through forward currency contracts and the management of cash disbursements in local currencies. The Company uses forward currency contracts, which typically expire within one year, to hedge payments of identifiable foreign currency commitments by its international subsidiaries. Realized gains and losses on these contracts are included in the measurement of the related foreign currency. At April 30, 1999 and January 31, 2000, the Company had forward currency contracts approximately US$2,400,000 and US$382,000, respectively. At April 30, 1999 and January 31, 2000, the fair value of forward currency contracts was approximately ($99,000) and $14,000, respectively.

   The Company seeks to manage its foreign currency economic risk by minimizing its U.S. Dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries.

   Interest Rate Management. The Company uses interest rate swap agreements with Bank of America NT&SA to manage its exposure to interest rate changes and stabilize the cost of borrowed funds. When an agreement is executed, the interest rate swap is matched as a hedge to a specific debt instrument and has the same notional amount and tenor as the related debt instrument principal. Since the interest rate instruments effectively hedge the underlying interest rate exposure, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. At April 30, 1999, the Company had $5,555,000 secured under fixed interest rate agreements at a weighted-average fixed interest rate of 7.97%. Absent these fixed rate agreements, the weighted-average variable rate for this debt at April 30, 1999 would have been 6.84%. Fair value of these instruments is based on estimated current settlement cost. At April 30, 1999, the fair value of interest rate swap agreements was approximately ($59,000). At January 31, 2000, the amount was not material.

   Fair Value of Financial Instruments. Because of the short maturity, short-term bank debt approximates fair value. The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings. At April 30, 1999, the fair value of the Company's long-term debt approximated carrying value.

5. Income Taxes

   The provision for income taxes consists of the following:

                                                  Fiscal years ended April 30
                                                 ------------------------------
                                                   1997       1998      1999
                                                 ---------  -------- ----------
Current:
 Federal........................................ $  79,065  $ 90,759 $1,949,698
 State..........................................    23,828    36,314    106,665
 Foreign........................................   432,422   208,556    412,399
                                                 ---------  -------- ----------
                                                   535,315   335,629  2,468,762

Deferred:
 Federal........................................  (272,856)  571,887   (967,259)
                                                 ---------  -------- ----------
Total provision for income taxes................ $ 262,459  $907,516 $1,501,503
                                                 =========  ======== ==========

                            IMPCO TECHNOLOGIES, INC.

1998, and 1999, the current provision for state taxes was reduced by using approximately $246,000, $375,000 and $516,000, respectively, of investment and/or research tax credits.

   For interim periods, the provision for income taxes is based upon the estimated annual income tax rate for the full fiscal year, including consideration of the research credits.

   During the fourth quarter of fiscal year 1997, the Company reevaluated the valuation allowance for its deferred tax assets. Based on this reevaluation, which considered among other items, projections as to future taxable income, the Company determined that the valuation allowance should be reduced by $1,559,000, principally due to the presumed future use of federal net operating loss carryforwards. This reduction in the valuation allowance is reflected in the deferred tax benefit for fiscal year 1997. During fiscal year 1998, the Company determined that no valuation allowance was required and therefore reduced the valuation allowance by $510,000. Management has determined, based on the Company's history of prior operating earnings and its expectations of future earnings, that operating income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets and that the estimated effective annual rate in the future years will approximate the statutory rate.

   During the third quarter of fiscal year 1999, the Company realized a foreign tax credit of approximately $595,200 from the 49% sale of its IMPCO BV subsidiary.

   A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of income is as follows:

                                                           Fiscal years ended
                                                                April 30
                                                         ---------------------
                                                         1997    1998    1999
                                                         -----   -----   -----
Federal statutory income tax rate.......................  34.0 %  34.0 %  34.0 %
Permanent differences...................................   4.0     3.0     2.0
Benefit of net operating loss carryforwards............. (38.0)  (13.8)    (.7)
Foreign tax credit from sale of IMPCO BV................    --      --    (7.6)
Federal alternative minimum tax.........................   2.1      --      --
State tax, net..........................................    .6      .4     3.5
Foreign tax, net........................................   4.3      .1      .2
R & D credit............................................    --    (9.0)  (12.4)
                                                         -----   -----   -----
Effective tax rate......................................   7.0 %  14.7 %  19.0 %
                                                         =====   =====   =====

   The components of the Company's deferred tax liabilities and assets is as follows:

                                                        Years ended April 30
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Deferred tax liabilities:
 Tax over book depreciation.......................... $  (955,000) $(1,077,000)
 Other...............................................     (81,000)    (107,000)
                                                      -----------  -----------
                                                       (1,036,000)  (1,184,000)
                                                      ===========  ===========

Deferred tax assets:
 Tax credit carryforwards............................   2,024,000    2,602,000
 Inventory reserves..................................     173,000      453,000
 Other provisions for estimated expenses.............     439,000      774,000
                                                      -----------  -----------
                                                      $ 2,636,000  $ 3,829,000
                                                      ===========  ===========

                            IMPCO TECHNOLOGIES, INC.

   The components of the Company's deferred tax liabilities and assets is as follows:

                                                       Years ended April 30
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Deferred tax liabilities:
 Tax over book depreciation.......................... $  (955,000) $(1,077,000)
 Other...............................................     (81,000)    (107,000)
                                                      -----------  -----------
                                                       (1,036,000)  (1,184,000)
                                                      ===========  ===========

Deferred tax assets:
 Tax credit carryforwards............................   2,024,000    2,602,000
 Inventory reserves..................................     173,000      453,000
 Other provisions for estimated expenses.............     439,000      774,000
                                                      -----------  -----------
                                                      $ 2,636,000  $ 3,829,000
                                                      ===========  ===========

   At April 30, 1999, the Company had a general business tax credit carryforward available for federal income tax purposes of approximately $2,248,000 which, if not utilized, will expire by fiscal year 2013. Additionally, the Company had an alternative minimum tax credit carryforward available for federal income tax purposes of approximately $355,000, which does not expire for tax reporting purposes.

6. Commitments and Contingencies

 (a) Leases

   The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at April 30, 1999 are as follows:

                                                            Lease Obligations
                                                          ---------------------
Fiscal years ending April 30,                              Capital   Operating
-----------------------------                             ---------- ----------
2000..................................................... $1,220,160 $1,563,910
2001.....................................................    908,185  1,220,538
2002.....................................................    745,399  1,100,557
2003.....................................................    613,819  1,028,241
2004.....................................................    225,377  1,004,587
Thereafter...............................................         --    184,956
                                                          ---------- ----------
Total minimum lease payments.............................  3,712,940 $6,102,789
                                                                     ==========
Less imputed interest....................................    643,339
                                                          ----------
Present value of future minimum lease payments...........  3,069,601
Less current portion.....................................    967,428
                                                          ----------
Long-term capital lease obligation....................... $2,102,173
                                                          ==========

   Total rental expense under the operating leases for fiscal years ended April 30, 1997, 1998, 1999 and for the nine months ended January 31, 2000 was approximately $903,000, $1,127,000, $1,281,000, and $1,324,000, respectively.
The Company currently leases facilities in Cerritos, California; Irvine, California; Seattle, Washington; Sterling Height, Michigan; Rijswijk, Holland; Langgons, Germany; Genas Cedex, France; Cheltenham, Australia; De Mexico, Mexico; and Fukuoka, Japan. These leases are non-cancelable and certain leases have renewal options.

                            IMPCO TECHNOLOGIES, INC.

   The Company used a $3,000,000 capital lease facility to finance acquisitions of equipment such as machinery, dies, molds and patterns, office furniture and fixtures and motor vehicles. At April 30, 1998 and 1999, and January 31, 2000, approximately $2,625,000, $2,946,000 and $2,365,000 was outstanding under the capital lease facility, respectively. At April 30, 1998, the gross and net assets acquired under the capital lease facility was approximately $3,854,000 and $2,131,000, respectively. At April 30, 1999, the gross and net assets acquired under the capital lease facility was approximately $5,224,000 and $2,565,000, respectively.

 (b) Contingencies

   The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Based on discussions with legal counsel, management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company's consolidated financial statements.

 (c) Investment and Tax Savings Plan

   The Company's Investment and Tax Savings Plan (the "Plan") is a defined contribution plan, which is qualified under Internal Revenue Service Code
Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company's matching contributions are discretionary and match elective salary deferrals up to 1.8% of compensation. Approximately 46% of eligible employees were enrolled in the 401(k) plan at April 30, 1999. Employer contributions approximated $95,000, $98,000 and $122,000 for fiscal years ended 1997, 1998 and 1999, and $363,000 for the nine months ended January 31, 2000.

7. Stockholders' Equity

 (a) 1993 Series 1 Preferred Stock

   The holders of the Company's 1993 Series 1 Preferred Stock ("Preferred Stock") were entitled to receive annual cumulative dividends of up to $105 per share and not less than $80 per share ($100 per share at April 30, 1999). The dividend rate, which was adjusted on the first day of each calendar quarter, was based on the Seafirst Bank prime rate of interest plus 1.5 % (assuming a deemed principal value of $1,000 per share).

   Commencing March 31, 1999, the Company had the right to convert the Preferred Stock into common stock if the average market price for the common stock for the immediately preceding 30 trading days equals or exceeds the conversion price then in effect and the Company pays all accrued dividends. On March 31, 1999, in accordance with its conversion right, the Company converted 5,950 shares of Preferred Stock into 1,124,764 shares of common stock and paid all accrued dividends. The Preferred Stock was convertible into common stock by dividing the conversion price at March 31, 1999 into its liquidation value of $1,000 for each share being converted, which resulted in a conversion price of $5.29 per share.

                            IMPCO TECHNOLOGIES, INC.

 (b) Stock options

   The Company has five stock option plans that provide for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vest in 4 or 5 years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant.

                                                   Number Of  Weighted Average
                                                    Shares     Exercise Price
                                                   ---------  ----------------
Outstanding at April 30, 1996.....................   841,303       $ 7.59
 Options granted..................................   238,118       $ 6.84
 Options exercised................................  (139,244)      $ 3.16
 Options forfeited................................   (17,367)      $ 8.60
                                                   ---------       ------
Outstanding at April 30, 1997.....................   922,810       $ 7.82
 Options granted..................................   475,556       $ 7.86
 Options exercised................................   (57,795)      $ 3.36
 Options forfeited................................   (32,485)      $ 6.80
                                                   ---------       ------
Outstanding at April 30, 1998..................... 1,308,086       $ 8.06
 Options granted..................................   406,688       $ 9.25
 Options exercised................................  (192,116)      $ 7.46
 Options forfeited................................   (20,000)      $12.27
                                                   ---------       ------
Outstanding at April 30, 1999..................... 1,502,658       $ 8.40
 Granted (unaudited)..............................   104,974        10.46
 Exercised (unaudited)............................  (153,726)        7.18
 Forfeited (unaudited)............................  (103,372)        8.49
                                                   ---------       ------
Options outstanding at January 31, 2000
 (unaudited)...................................... 1,350,534         8.69
                                                   =========       ======

Shares exercisable at April 30, 1997..............   501,727       $ 8.00
                                                   =========       ======
Shares exercisable at April 30, 1998..............   544,232       $ 8.63
                                                   =========       ======
Shares exercisable at April 30, 1999..............   489,517       $ 8.85
                                                   =========       ======
Shares exercisable at January 31, 2000
 (unaudited)......................................   678,234       $ 8.63
                                                   =========       ======

                           IMPCO TECHNOLOGIES, INC.

   Summarized information about stock options outstanding and exercisable at April 30, 1999 is as follows:

                                            Outstanding           Exercisable
                                     ------------------------- -----------------
                                      Number   Average Average  Number   Average
        Exercise Price Range         of Shares  Life    Price  of Shares  Price
        --------------------         --------- ------- ------- --------- -------
$0.00 to $1.625.....................    20,606   2.5   $ 0.06    20,606  $ 0.06
$3.25 to $4.875.....................    10,000   2.5   $ 3.89    10,000  $ 3.89
$4.875 to $6.50.....................   192,948   6.4   $ 6.03    99,081  $ 5.83
$6.50 to $8.125.....................   814,126   7.0   $ 7.63    26,626  $ 7.57
$8.125 to $9.75.....................   154,234   6.9   $ 8.63   113,204  $ 8.65
$9.75 to $11.375....................    81,556   4.9   $11.11    80,000  $11.11
$11.375 to $13.00...................   167,000   5.3   $11.77   140,000  $11.73
$13.00 to $14.625...................     2,188   8.5   $13.13        --      --
$14.625 to $16.25...................    60,000   9.5   $16.25        --      --
                                     ---------                  -------
                                     1,502,658                  489,517
                                     =========                  =======

   At April 30, 1999, there were 30,494 shares available for future grant.

   The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company's employee common stock options equals the market price of the underlying common stock on the grant date.

   SFAS 123 requires "as adjusted" information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                               Year Ended
                                                                April 30
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
     Expected dividend yield...............................   0.0%   0.0%   0.0%
     Calculated volatility................................. 0.486  0.534  0.584
     Risk-free interest rate...............................     3%     3%     3%
     Expected life of the option in years..................  8.70   9.09   8.82

   The estimated fair value of the options is amortized to expense over the options' vesting period for "as adjusted" disclosures. The net income per share "as adjusted" for the effects of SFAS 123 is not indicative of the effects on reported net income/loss for future years. The Company's reported "as adjusted" information at April 30 is as follows: (in thousands, except per share amounts)

                                                           Year Ended April 30
                                                           --------------------
                                                            1997   1998   1999
                                                           ------ ------ ------
     Net income........................................... $2,644 $4,270 $5,800
     As adjusted.......................................... $2,467 $3,628 $5,645
     Net income per share as reported--basic.............. $ 0.46 $ 0.67 $ 0.80
     Net income per share as adjusted--basic.............. $ 0.43 $ 0.57 $ 0.77
     Net income per share as reported--dilutive........... $ 0.43 $ 0.60 $ 0.71
     Net income per share as adjusted--dilutive........... $ 0.40 $ 0.52 $ 0.69

                            IMPCO TECHNOLOGIES, INC.

8. Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share:

                                                               Nine Months Ended
                            Fiscal Year Ended April 30            January 31
                         ----------------------------------  ----------------------
                            1997        1998        1999        1999        2000
                         ----------  ----------  ----------  ----------  ----------
                                                                  (Unaudited)
Numerator:
  Net income............ $3,486,958  $5,275,619  $6,401,146  $5,898,720  $4,224,869
  Preferred stock
   dividends............   (581,365)   (594,997)   (530,542)   (438,812)         --
  Minority interest.....   (261,667)   (410,554)    (70,532)     (7,529)   (376,299)
                         ----------  ----------  ----------  ----------  ----------
  Numerator for basic
   earnings per
   share--income
   available to common
   stockholders.........  2,643,926   4,270,068   5,800,072   5,452,379   3,848,570
  Effect of dilutive
   securities:
   Preferred stock
    dividends...........         --     594,997     530,542     438,812          --
                         ----------  ----------  ----------  ----------  ----------
  Numerator for diluted
   earnings per share--
   income available to
   common stockholders
   after assumed
   conversions.......... $2,643,926  $4,865,065  $6,330,614  $5,891,191  $3,848,570
Denominator:
  Denominator for basic
   earnings per share--
   weighted-average
   shares...............  5,722,382   6,333,769   7,293,160   7,178,115   8,462,958
Effect of dilutive
 securities:
  Employee stock
   options..............    117,738     450,315     650,151     699,807     484,751
  Warrants..............    290,422     246,628          --       6,162          --
  Convertible preferred
   stock(1).............         --   1,124,764   1,032,318   1,124,764          --
                         ----------  ----------  ----------  ----------  ----------
Dilutive potential
 common shares..........    408,160   1,821,707   1,682,469   1,830,733     484,751
  Denominator for
   diluted earnings per
   share--adjusted
   weighted-average
   shares and assumed
   conversions..........  6,130,542   8,155,476   8,975,629   9,008,848   8,947,709
                         ----------  ----------  ----------  ----------  ----------
  Basic earnings per
   share................ $     0.46  $     0.67  $     0.80  $     0.76  $     0.45
                         ----------  ----------  ----------  ----------  ----------
  Diluted earnings per
   share................ $     0.43  $     0.60  $     0.71  $     0.65  $     0.43
                         ==========  ==========  ==========  ==========  ==========

--------
(1) On March 31, 1999, all outstanding preferred stock was converted to common stock and the diluted Earnings Per Share is calculated as though the conversion occurred at the beginning of the fiscal year. The basic earnings per share is calculated with weighted average shares based on the conversion at March 31, 1999. The convertible preferred shares is equal to the full conversion (1,124,764 shares) less the weighted average shares outstanding for the month of April 1999 (92,446 shares).

   For additional disclosures regarding the employee stock options, see Note 7. Options to purchase 60,000 shares of common stock at $16.25 were outstanding during fiscal year 1999 and options to purchase 260,000 shares of common stock at prices ranging from $10.88 to $11.78 were outstanding during fiscal year 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

                            IMPCO TECHNOLOGIES, INC.

9. Revenues

   During fiscal year 1998, the IMPCO BV, IMPCO Pty and IMPCO Mexicano subsidiaries accounted for approximately 16%, 10% and 1% of total consolidated revenues, respectively, and contract revenue accounted for approximately 12% of consolidated revenues. During fiscal year 1999, the IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 15%, 6%, 3% and less than 1% of total consolidated revenues, respectively, and contract revenue accounted for approximately 13% of consolidated revenues. For the nine months ended January 31, 2000, the IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 12%, 5%, 6% and less than 3% of total consolidated revenues, respectively, and contract revenue accounted for approximately 8% of consolidated revenues. During fiscal year 1998 and 1999, and for the nine months ended January 31, 2000, General Motors Corporation, and customers associated with the General Motors program, accounted for approximately 15%, 28% and 18%, respectively, of consolidated revenues. During fiscal year 1997, no single unaffiliated customer exceeded 10% of consolidated revenues.

   The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required. Management does not anticipate that a significant credit risk exists as a result of these customer relationships.

10. Business Segment And Geographic Information

   Business Segments. The Company currently operates in three operating segments: Automotive OEM division, Gaseous Fuel Products division and International Operations. The Automotive OEM division generates revenues through the sale of fuel metering, storage and electronic control systems to original equipment manufacturers (OEMs) and the installation of our products into OEM vehicles. The division also generates contract revenue by providing engineering design and support to the OEMs so that our fuel system will fit into a variety of their vehicles as they upgrade their models each year. The Gaseous Fuel Products division sells products including parts and conversion systems to OEMs and the aftermarket. The Company's International Operations in Australia, Europe, Japan and Mexico provide distribution for the Company's products, predominantly from its Gaseous Fuel Products division and some product assembly.

   Corporate expenses consist of general and administrative expenses at the corporate level and includes the amortization of goodwill and other intangible assets. Intersegment eliminations are primarily the result of intercompany sales from our Gaseous Fuel Products division to our International Operations.

   All research and development is expensed as incurred. Research and development expense includes both customer funded research and development and company sponsored research and development. Customer funded research and development consists primarily of expenses associated with contract revenue. These expenses include applications development costs in the Automotive OEM division funded under customer contracts.

   The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

                            IMPCO TECHNOLOGIES, INC.

   Financial Information by Business Segment. Financial information by business segment for continuing operations follows:

                                  Fiscal Year Ended        Nine Months Ended
                                       April 30               January 31
                               --------------------------  -------------------
Revenues (in thousands)         1997     1998      1999      1999      2000
-----------------------        -------  -------  --------  --------  ---------
                                                              (Unaudited)
Automotive OEM Division......  $ 6,154  $12,328  $ 24,469  $ 16,857  $  15,429
Gaseous Fuels Products
 Division....................   43,010   48,277    52,632    36,292     58,211
International Operations.....   17,018   19,304    21,188    15,882     21,863
Intersegment Elimination.....   (4,354)  (8,826)  (11,463)   (8,968)   (11,790)
                               -------  -------  --------  --------  ---------
  Total......................  $61,828  $71,083  $ 86,826  $ 60,063  $  83,713
                               =======  =======  ========  ========  =========
                                  Fiscal Year Ended        Nine Months Ended
                                       April 30               January 31
                               --------------------------  -------------------
Operating Income
(in thousands)                  1997     1998      1999      1999      2000
----------------               -------  -------  --------  --------  ---------
                                                              (Unaudited)
Automotive OEM Division......  $(1,801) $(1,451) $    (27) $  1,667  $  (1,531)
Gaseous Fuels Products
 Division....................   11,093   14,749    14,284    10,149     15,676
International Operations.....    1,266    1,772     1,504       782      2,351
Corporate Expenses...........   (4,315)  (4,996)   (5,516)   (3,993)    (5,099)
Corporate Research &
 Development.................   (1,314)  (2,523)   (3,053)   (2,097)    (4,266)
Intersegment Elimination.....      (79)    (433)     (289)       24       (283)
                               -------  -------  --------  --------  ---------
  Total......................  $ 4,850  $ 7,118  $  6,903  $  6,532  $   6,848
                               =======  =======  ========  ========  =========
                                  Fiscal Year Ended        Nine Months Ended
                                       April 30               January 31
                               --------------------------  -------------------
Identifiable Assets
(in thousands)                  1997     1998      1999      1999      2000
-------------------            -------  -------  --------  --------  ---------
                                                              (Unaudited)
Automotive OEM Division......  $ 5,150  $ 9,679  $ 18,024  $ 15,467  $  21,204
Gaseous Fuels Products
 Division....................   13,641   18,681    27,663    24,305     31,943
International Operations.....   13,637   16,214     9,579     6,694     13,339
Corporate Expenses ..........   14,685   13,604    18,296    20,765     20,786
                               -------  -------  --------  --------  ---------
  Total......................  $47,113  $58,178  $ 73,562  $ 67,231  $  87,272
                               =======  =======  ========  ========  =========
                                  Fiscal Year Ended        Nine Months Ended
                                       April 30               January 31
                               --------------------------  -------------------
Capital Expenditures
(in thousands)                  1997     1998      1999      1999      2000
--------------------           -------  -------  --------  --------  ---------
                                                              (Unaudited)
Automotive OEM Division......  $   504  $ 2,304  $  1,163  $    127  $   1,179
Gaseous Fuels Products
 Division....................      521      528     1,067       260        823
International Operations.....      520      134       228         9        329
Corporate Expenses...........      157      254       340       352         81
                               -------  -------  --------  --------  ---------
  Total......................  $ 1,702  $ 3,220  $  2,798  $    748  $   2,412
                               =======  =======  ========  ========  =========
                                  Fiscal Year Ended        Nine Months Ended
                                       April 30                January 31
                               --------------------------  -------------------
Depreciation and Amortization
(in thousands)                  1997     1998      1999      1999      2000
-----------------------------  -------  -------  --------  --------  ---------
                                                              (Unaudited)
Automotive OEM Division......  $   743  $   816  $    890  $    233  $     900
Gaseous Fuels Products
 Division....................    1,053    1,155     1,261       319        938
International Operations.....      394      395       659       144        396
Corporate Expenses...........      527      547       631       152        533
                               -------  -------  --------  --------  ---------
  Total......................  $ 2,717  $ 2,913  $  3,441  $    848  $   2,767
                               =======  =======  ========  ========  =========

                            IMPCO TECHNOLOGIES, INC.

   Product Revenues by Application. The Company's product revenues by application across all business segments follows (in thousands):

                                                                    Nine
                                                                Months Ended
                                  Fiscal Year Ended April 30     January 31
                                 ----------------------------- ---------------
                                   1997      1998      1999     1999    2000
                                 --------- --------- --------- ------- -------
                                 April 30, April 30, April 30,   (Unaudited)
Motor vehicle products..........  $23,784   $21,870   $32,748  $20,927 $34,892
Forklifts and other material
 handling equipment.............   23,291    29,493    31,822   21,491  29,038
Small portable to large
 stationary engines.............   11,362    10,846    11,251    7,714  12,829
                                  -------   -------   -------  ------- -------
  Total product sales...........  $58,437   $62,209   $75,821  $50,132 $76,759
                                  =======   =======   =======  ======= =======

   Geographic Information. The Company's geographic information for revenues to unaffiliated customers and long-lived assets is shown below. The basis for determining revenues is the geographic point of shipment. Long-lived assets represent long-term tangible assets and are physically located in the region as indicated.

                                                                     Nine
                                           Fiscal Year Ended     Months Ended
                                               April 30           January 31
                                        ----------------------- ---------------
Revenues to Unaffiliated Customers (in
thousands)                               1997    1998    1999    1999    2000
--------------------------------------  ------- ------- ------- ------- -------
                                                                  (Unaudited)
United States.........................  $44,809 $51,779 $65,638 $44,421 $61,850
Europe................................    9,203  11,588  12,941   9,679  10,334
Australia.............................    7,816   6,893   5,398   4,124   4,578
Mexico................................       --     823   2,671   1,839   4,648
Japan.................................       --      --     178      --   2,303
                                        ------- ------- ------- ------- -------
  Total...............................  $61,828 $71,083 $86,826 $60,063 $83,713
                                        ======= ======= ======= ======= =======
                                                                  Nine Months
                                           Fiscal Year Ended         Ended
                                               April 30           January 31
                                        ----------------------- ---------------
Long-Lived Assets (in thousands)         1997    1998    1999    1999    2000
--------------------------------        ------- ------- ------- ------- -------
                                                                  (Unaudited)
United States.........................  $ 6,363 $ 8,355 $ 9,230 $18,522 $18,867
Europe................................      493     394     309     367     263
Australia.............................      364     248     282     255     207
Mexico................................       --      27      47      33     326
Japan.................................       --      --      17      --      15
                                        ------- ------- ------- ------- -------
  Total...............................  $ 7,220 $ 9,024 $ 9,885 $19,177 $19,678
                                        ======= ======= ======= ======= =======

11. Contract Revenue

   In August 1995, the Company extended its original 1993 two-year fixed-price contract with General Motors Corporation ("GM") to develop, manufacture and install compressed natural gas engine management systems ("CNG systems"). Under the terms of the contract, the Company is engineering, testing and validating CNG systems for certain 1998, 1999, 2000 and 2001 model year car and truck platforms in compliance with GM's specifications.

   Revenues for development efforts are principally recognized by the percentage of completion method and principally related to contracts with GM. During fiscal year 1997, 1998 and 1999 and for the nine months ended January 31, 2000, GM and other contract revenues comprised 5% 12%, 13% and 8% of the Company's total revenues, respectively.

                            IMPCO TECHNOLOGIES, INC.

12. Purchases

   During fiscal years 1997, 1998, 1999, and for the nine months ended January 31, 2000, purchases from one vendor constituted approximately 17%, 18%, 7% and 8% of consolidated net inventory purchases, respectively. In fiscal year 1999 and for the nine months ended January 31, 2000, 10 suppliers accounted for approximately 32% and 22%, respectively, of consolidated net inventory purchases.

13. Supplementary Cash Flow Information

   For fiscal years 1997, 1998, 1999 and for the nine months ended January 31, 2000, the Company incurred capital lease obligations of approximately $835,000, $1,296,000, $1,264,000 and $105,000, respectively.

   Interest and taxes paid for fiscal year 1997, 1998, 1999 and for the nine months ended January 31, 2000 are as follows:

                                        Fiscal year ended April 30
                                      ------------------------------ January 31,
                                         1997      1998      1999       2000
                                      ---------- -------- ---------- -----------
                                                                     (unaudited)
Interest paid........................ $1,062,000 $940,000 $1,221,000 $1,134,000
Taxes paid...........................    755,000  191,000  3,042,000  1,690,000

14. Quarterly Results Of Operations (Unaudited)

   A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

Fiscal year 1998

                                                 First  Second   Third  Fourth
                                                Quarter Quarter Quarter Quarter
                                                ------- ------- ------- -------
  Product sales................................ $14,151 $15,730 $14,835 $17,493
  Contract revenue.............................   2,138   2,432   2,158   2,146
  Net revenue..................................  16,289  18,162  16,993  19,639
  Cost of product sales........................   8,819   9,756   8,657  10,942
  Gross profit on product sales ...............   5,332   5,974   6,178   6,551
  Research and development expense.............   2,743   2,947   3,359   3,013
  Net income...................................     692     991   1,197   1,391
  Net income per share:
    Basic...................................... $  0.12 $  0.17 $  0.18 $  0.20
    Diluted.................................... $  0.11 $  0.15 $  0.16 $  0.18

Fiscal year 1999
                                                 First  Second   Third  Fourth
                                                Quarter Quarter Quarter Quarter
                                                ------- ------- ------- -------
  Product sales................................ $17,187 $16,902 $16,044 $25,688
  Contract revenue.............................   2,686   3,420   3,824   1,075
  Net revenue..................................  19,873  20,322  19,868  26,763
  Cost of product sales........................  10,915  11,927  10,933  18,403
  Gross profit on product sales ...............   6,272   4,975   5,111   7,285
  Research and development expense.............   2,700   3,082   2,777   3,052
  Net income...................................   1,484     893   3,075     348
  Net income per share:
    Basic...................................... $  0.21 $  0.12 $  0.43 $  0.05
    Diluted.................................... $  0.18 $  0.11 $  0.36 $  0.05

                            IMPCO TECHNOLOGIES, INC.

Fiscal year 2000

                                                         First  Second   Third
                                                        Quarter Quarter Quarter
                                                        ------- ------- -------
  Product sales........................................ $27,058 $24,870 $24,832
  Contract revenue.....................................   1,362   2,487   3,104
  Net revenue..........................................  28,420  27,357  27,936
  Cost of product sales................................  17,815  15,846  17,090
  Gross profit on product sales........................   9,243   9,024   7,742
  Research and development expense.....................   3,015   3,618   3,909
  Net income...........................................   1,554   1,503     792
  Net income per share:
    Basic.............................................. $  0.18 $  0.18 $  0.09
    Diluted............................................ $  0.18 $  0.17 $  0.09

15. Other Matters

   In April 1997, the Company sold air pollution control devices to its subsidiary, IMPCO BV, a Netherlands corporation. This subsidiary then sold the goods to Sagace Holland B.V., another Netherlands corporation, which reexported the goods to Iran, contrary to U.S. licenses authorizing the initial export of the goods from the United States. The sales involved approximately 150 units of emission control equipment used on forklifts or similar vehicles that operate on compressed natural gas with a value of approximately $350,000. These events were voluntarily reported by the Company to the Office of Export Enforcement, U.S. Department of Commerce, and the Office of Foreign Assets Control, U.S. Department of the Treasury, in August 1997.

   Subsequent to reporting the foregoing events, the Company learned that in April 1997, the Company sold similar air pollution control devices with a value of approximately $100,000 to a distributor. The distributor then reexported these goods to Iran, again contrary to U.S. export licenses. These events were also voluntarily disclosed by the Company to the same Federal agencies in 1998.

   During the fiscal quarter ended January 31, 2000, the Company reached a settlement agreement with the Office of Foreign Assets Control, Department of Treasury, concerning the violation of certain U.S. Government export regulations. Under the terms of the settlement agreement, the Company made a cash payment of $11,000 as payment in full resolving all matters.

16. Subsequent Event (Unaudited)

   On June 30, 1999, the Company's Board of Director's adopted a Stockholder Protection Rights Agreement and declared a dividend of one right on each outstanding share of IMPCO common stock. Each right entitles the holder to purchase one share of common stock. The dividend was paid on July 26, 1999 to stockholders of record on July 12, 1999.

                                [LOGO OF IMPCO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

                                                                        Amount
                                                                        to be
                                                                         Paid
                                                                       --------
   Registration fee................................................... $ 22,438
   NASD filing fee....................................................    9,000
   Printing and Engraving expenses....................................
   Legal fees and expenses............................................
   Blue Sky qualification fees and expenses...........................
   Accounting fees and expenses.......................................
   Transfer Agent and registrar fees..................................
   Miscellaneous......................................................
                                                                       --------
     Total............................................................ $850,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Section 145 of the DGCL contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Company, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company eliminates the liability of each of its directors to its stockholders or the Company for monetary damages for breach of fiduciary duty to the full extent provided by the Delaware General Corporation Law (the "DGCL"), as such law exists or may hereafter be amended.

   Indemnification applies to any threatened, pending or completed action, suit or proceeding, whether, civil, criminal, administrative or investigative. Indemnification may include all expenses (including attorneys' fees, judgments, fines, ERISA excise taxes and amounts paid in settlement) reasonably incurred by the indemnified person.

Item 16. Exhibits

   See Exhibit Index.

Item 17. Undertakings

   We hereby undertake that:

   (1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Code, our Certificate of Incorporation or the Bylaws, indemnification agreements entered into between us and our officers and directors, the Underwriting Agreement and all prior underwriting agreements, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

   (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

   (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cerritos, County of Los Angeles, State of California, on April 7, 2000.

                                          IMPCO Technologies, Inc.


                                               /s/  Robert M. Stemmler
                                          By: _________________________________
                                            President and Chief Executive
                                            Officer

                               POWER OF ATTORNEY

   The undersigned hereby constitutes and appoints Robert M. Stemmler and William B. Olson, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-3 in connection with the offering of common stock by IMPCO Technologies, Inc. and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, each thereunto duly authorized, in the City of Cerritos, County of Los Angeles, State of California, as of April 7, 2000.

               Signature                         Title                Date
               ---------                         -----                ----

      /s/  Robert M. Stemmler           Chief Executive Officer   April 7, 2000
 ______________________________________  and Chairman of the
           Robert M. Stemmler            Board (Principal
                                         Executive Officer)

       /s/  William B. Olson            Chief Financial Officer   April 7, 2000
 ______________________________________  and Treasurer
            William B. Olson             (Principal
                                         Financial Officer)

         /s/  Janet Harmier             Corporate Controller      April 7, 2000
 ______________________________________
             Janet Harmier

        /s/  Norman L. Bryan            Director                  April 7, 2000
 ______________________________________
            Norman L. Bryan

          /s/  Paul Mlotok              Director                  April 7, 2000
 ______________________________________
              Paul Mlotok

    /s/  Christopher G. Mumford         Director                  April 7, 2000
 ______________________________________
         Christopher G. Mumford

               Signature                  Title        Date
               ---------                  -----        ----

          /s/ Ulrich Ruetz              Director   April 7, 2000
   ____________________________________
              Ulrich Ruetz

        /s/ Edward L. Scarff            Director   April 7, 2000
 ______________________________________
            Edward L. Scarff

        /s/  Don J. Simplot             Director   April 7, 2000
 ______________________________________
             Don J. Simplot

       /s/  Douglas W. Toms             Director   April 7, 2000
 ______________________________________
            Douglas W. Toms

                                 EXHIBIT INDEX

 Exhibit
 Number  Exhibit Description
 ------- -------------------
  1.1*   Form of Underwriting Agreement.

  2.1 Deed of Sale of Business by and among IMPCO Technologies Pty. Limited, as buyer, and Ateco Automotive Pty Limited, as seller, dated as of July 1, 1996. (1)

  2.2    Deed of Release by and among IMPCO Technologies, Inc. and Ateco
          Automotive Pty. Limited dated as of July 1, 1996. (1)

  2.3    Shareholders Agreement for Gas Parts (NSW) Pty Limited by and among
          IMPCO Technologies Pty. Limited, Gas Parts Pty Limited and Gas Parts
          (NSW) Pty. Limited, dated as of July 4, 1996. (1)

  4.1 Stockholders' Protection Rights Agreement dated as of June 30, 1999 between IMPCO Technologies, Inc. and ChaseMellon Stockholder
          Services, L.L.C., as Rights Agreement. (2)

  5.1*   Opinion of Morrison & Foerster LLP.

 10.1    IMPCO and GM Teaming Agreement, dated July 30, 1997 by the Company and
          General Motors Corporation

 10.2    Agreement dated as of April 5, 2000 among Questor Partners Fund, L.P.,
          Questor Side-by-Side Partners L.P. and IMPCO Technologies, Inc.

 23.1    Consent of Ernst & Young LLP.

 23.2*   Consent of Morrison & Foerster LLP (included as part of its opinion filed as Exhibit 5.1).

 24.1    Power of Attorney (see page II-3).

 27.1    Financial Data Schedule

--------
(1)Incorporated by reference Form 8-K/A dated July 1, 1996, and filed as Exhibit Numbers (2.5) through (2.9) thereunder.

(2)Incorporated by reference from Form 8-K dated June 30, 1999 and filed as Exhibit (4) thereunder.

*  To be filed by amendment.